     As filed with the Securities and Exchange Commission on, May 23, 2008
                                                File Nos. 333-149595; 811-22190


================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM N-4


    Registration Statement Under The Securities
                    Act of 1933                                            [X]
                          Pre-Effective
                          Amendment No. 1                                  [X]
                          Post-Effective
                          Amendment No.                                    [_]

                       and/or

                    Registration
  Statement Under the Investment Company Act of 1940                       [X]
                  Amendment No. 1                                          [X]
          (Check Appropriate Box or Boxes)


                 Genworth Life & Annuity VA Separate Account 4
                          (Exact Name of Registrant)

                  Genworth Life and Annuity Insurance Company
                              (Name of Depositor)

                 6610 W. Broad Street Richmond, Virginia 23230
         (Address of Depositor's Principal Executive Office, Zip Code)

                                (804) 281-6000
              (Depositor's Telephone Number, Including Area Code)

                             Heather Harker, Esq.
                 Vice President and Associate General Counsel
                  Genworth Life and Annuity Insurance Company
                             6610 W. Broad Street
                           Richmond, Virginia 23230
                    (Name and Address of Agent for Service)

          -------------------------------------------------

Approximate Date of Proposed Public Offering:   As soon as practicable after
the effective date of this Registration Statement.

Title of Securities Being Registered: Flexible Purchase Payment Variable Deferred Annuity Contracts

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                 Genworth Life & Annuity VA Separate Account 4
                                Prospectus For
         Flexible Purchase Payment Variable Deferred Annuity Contract
                                Form P1165 4/05

                                  Issued by:
                  Genworth Life and Annuity Insurance Company
                                 Home Office:
                            6610 West Broad Street
                           Richmond, Virginia 23230
                           Telephone: (800) 352-9910

--------------------------------------------------------------------------------


This prospectus, dated       , 2008, describes a flexible purchase payment
variable deferred annuity contract (the "contract" or "contracts") issued to or in connection with certain types of retirement plans that receive special tax treatment ("Qualified Contracts"). In particular, the contract must be issued as an IRA contract, Roth IRA contract, or SEP IRA contract or purchased through an established IRA, Roth IRA, or SEP IRA trust or custodial account. THE CONTRACT ITSELF DOES NOT PROVIDE THE TAX ADVANTAGES TYPICALLY PROVIDED BY A VARIABLE ANNUITY. THE TAX ADVANTAGES AVAILABLE WITH THIS CONTRACT EXIST SOLELY THROUGH QUALIFIED CONTRACTS OR ACCOUNTS. IF THIS CONTRACT IS NOT MAINTAINED AS SUCH, THE TAXES ON THE CONTRACT WILL NOT BE DEFERRED AND THE TAX TREATMENT WILL BE UNCERTAIN. YOU SHOULD CAREFULLY CONSIDER THE ADVANTAGES AND DISADVANTAGES OF OWNING A VARIABLE ANNUITY IN A TAX-QUALIFIED PLAN, AS WELL AS THE COSTS AND BENEFITS OF THE CONTRACT (INCLUDING THE DEATH BENEFITS, INCOME BENEFITS AND OTHER NON-TAX-RELATED BENEFITS), BEFORE YOU PURCHASE THE CONTRACT IN A TAX-QUALIFIED PLAN.


Genworth Life and Annuity Insurance Company (the "Company," "we," "us," or "our") issues the contract. This contract may be referred to as "Retire Ready/SM/ IRA Annuity" in our marketing materials.

This prospectus gives details about the contract and Genworth Life & Annuity VA Separate Account 4 (the "Separate Account") that you should know before investing. Please read this prospectus carefully before investing and keep it for future reference.

The contract offers you the opportunity to accumulate Contract Value and provides for the payment of periodic annuity benefits. We may pay these annuity benefits on a variable or fixed basis.

You may allocate your purchase payments to the Separate Account. Each Subaccount of the Separate Account invests in shares of Portfolios of the Funds listed below:

AIM Equity Funds:
AIM Charter Fund -- Class A

AllianceBernstein Cap Fund, Inc.:
AllianceBernstein Small Cap Growth Portfolio -- Class A

The AllianceBernstein Portfolios:
AllianceBernstein Balanced Wealth Strategy -- Class A
AllianceBernstein Wealth Appreciation Strategy -- Class A

AllianceBernstein Trust:
AllianceBernstein International Value Fund -- Class A

Allianz Funds:
Allianz NFJ International Value Fund -- Class A
Allianz NFJ Large-Cap Value Fund -- Class A

American Century Capital Portfolios, Inc.:
American Century Equity Income Fund -- A Class

American Century Government Income Trust:
American Century Inflation-Adjusted Bond Fund -- Advisor Class

BlackRock Basic Value Fund, Inc.:
BlackRock Basic Value Fund -- Investor A

BlackRock Global Allocation Fund, Inc.:
BlackRock Global Allocation Fund -- Investor A

Calamos Investment Trust:
Calamos Growth Fund -- Class A

Cohen & Steers Global Realty Shares, Inc.:
Cohen & Steers Global Realty Shares -- Class A

Columbia Acorn Trust:
Columbia Acorn Fund -- Class A

Columbia Funds Series Trust:
Columbia Marsico 21st Century Fund -- Class A
Columbia Marsico International Opportunities Fund -- Class A
Columbia Mid Cap Value Fund -- Class A

Davis New York Venture Fund, Inc.:
Davis New York Venture Fund -- Class A

Eaton Vance Mutual Funds Trust:
Eaton Vance Floating-Rate Fund -- Class A

Eaton Vance Special Investment Trust:
Eaton Vance Large-Cap Value Fund -- Class A

Evergreen Equity Trust:
Evergreen Enhanced S&P 500 Fund -- Class A
Evergreen Intrinsic Value Fund -- Class A

Evergreen Money Market Trust:
Evergreen Treasury Money Market Fund -- Class A

Federated Equity Funds:
Federated Kaufmann Fund -- Class A

Fidelity Advisor Series I:
Fidelity Advisor Balanced Fund -- Class A
Fidelity Advisor Equity Growth Fund -- Class A
Fidelity Advisor Leveraged Company Stock Fund -- Class A

Fidelity Advisor Series II:
Fidelity Advisor Mid Cap II Fund -- Class A

Fidelity Contrafund:
Fidelity Advisor New Insights Fund -- Class A

Franklin Templeton Fund Allocator Series:
Franklin Templeton Founding Funds Allocation Fund -- Class A

Franklin Value Investors Trust:
Franklin Small Cap Value Fund -- Class A

GE Funds:
GE Strategic Investment Fund -- Class A

Janus Adviser Series:
Janus Adviser Forty Fund -- Class A

Jennison 20/20 Focus Fund:
Jennison 20/20 Focus Fund -- Class A

Jennison Natural Resources Fund, Inc.:

Jennison Natural Resources Fund, Inc. -- Class A


JPMorgan Trust II:
JPMorgan Core Bond Fund -- Class A
JPMorgan Investor Growth & Income Fund -- Class A

Legg Mason Partners Aggressive Growth Fund, Inc.:
Legg Mason Partners Aggressive Growth Fund, Inc. -- Financial Intermediary Class

Legg Mason Value Trust, Inc.:
Legg Mason Value Trust, Inc. -- Financial Intermediary Class

Lord Abbett Affiliated Fund, Inc.:
Lord Abbett Affiliated Fund -- Class A

Lord Abbett Bond-Debenture Fund, Inc.:
Lord Abbett Bond-Debenture Fund -- Class A

Lord Abbett Mid-Cap Value Fund, Inc.:
Lord Abbett Mid-Cap Value Fund -- Class A

Oppenheimer Capital Appreciation Fund:
Oppenheimer Capital Appreciation Fund -- Class A

Oppenheimer Global Fund:
Oppenheimer Global Fund -- Class A

Oppenheimer Main Street Funds, Inc.:
Oppenheimer Main Street Fund -- Class A

Oppenheimer Main Street Small Cap Fund:
Oppenheimer Main Street Small Cap Fund -- Class A

PIMCO Funds:
PIMCO High Yield Fund -- Class A
PIMCO Long-Term U.S. Government Fund -- Class A
PIMCO Low Duration Fund -- Class A
PIMCO Total Return Fund -- Class A

Putnam Investment Funds:
Putnam International Capital Opportunities Fund -- Class A

T. Rowe Price Capital Appreciation Fund:
T. Rowe Price Capital Appreciation Fund -- Advisor Class

T. Rowe Price Equity Income Fund:
T. Rowe Price Equity Income Fund -- Advisor Class

T. Rowe Price Growth Stock Fund, Inc.:
T. Rowe Price Growth Stock Fund -- Advisor Class

Thornburg Investment Trust:
Thornburg Core Growth Fund -- Class A
Thornburg International Value Fund -- Class A

Van Kampen Comstock Fund:
Van Kampen Comstock Fund -- Class A

Not all of these Portfolios may be available in all states or markets.

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Your contract:

  .  Is NOT a bank deposit

  .  Is NOT FDIC insured

  .  Is NOT insured or endorsed by a bank or any federal government agency


  .  MAY NOT be available in every state


  .  MAY go down in value

Both the value of a contract before the Annuity Commencement Date and the amount of monthly income afterwards will depend upon the investment performance of the Portfolio(s) you select. You bear the investment risk of investing in the Portfolios.

This contract has optional benefits, for an additional charge, available to contract owners. Not all benefits may be available in all states or markets. Please note that some optional benefits may have requirements that differ from or are in addition to the base contract. Before deciding to invest in an optional benefit, you should weigh its costs and benefits against the possibility that, had you not purchased the optional benefit, your Contract Value may have been higher.

The contract is also offered to customers of various financial institutions and brokerage firms. No financial institution or brokerage firm is responsible for the guarantees under the contract. Guarantees under the contract are the sole responsibility of the Company.

We may offer other contracts with features that are substantially similar to those offered in this contract and in this prospectus. These other contracts may be priced differently and may be offered exclusively to customers of one or more particular financial institutions or brokerage firms.

A Statement of Additional Information, dated       , 2008, which contains
additional information about the contract has been filed with the SEC and is incorporated by reference into this prospectus. A table of contents for the Statement of Additional Information appears on the last page of this prospectus. If you would like a free copy of the Statement of Additional Information call us at:

                                (800) 352-9910;

                                or write us at:

                            6610 West Broad Street
                           Richmond, Virginia 23230

The Statement of Additional Information and other material incorporated by reference can be found on the SEC's website at:

                                  www.sec.gov

This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made.

Table of Contents

               Definitions.................................................

               Fee Tables..................................................
                  Examples.................................................

               Synopsis....................................................

               Condensed Financial Information.............................

               Financial Statements........................................

               The Company.................................................

               The Separate Account........................................
                  The Portfolios...........................................
                  Subaccounts..............................................
                  Voting Rights............................................
                  Asset Allocation Program.................................

               Charges and Other Deductions................................
                  Transaction Expenses.....................................
                      Surrender Charge.....................................
                      Exceptions to the Surrender Charge...................
                  Deductions from the Separate Account.....................
                  Reduction or Elimination of Charges and Deductions.......
                  Charges for the Living Benefit Rider Options.............
                  Charges for the Death Benefit Rider Options..............
                  Other Charges............................................

               The Contract................................................
                  Purchase of the Contract.................................
                  Ownership................................................
                  Assignment...............................................
                  Purchase Payments........................................
                  Valuation Day and Valuation Period.......................
                  Allocation of Purchase Payments..........................
                  Valuation of Accumulation Units..........................

               Transfers...................................................
                  Transfers Before the Annuity Commencement Date...........
                  Transfers Among the Subaccounts..........................
                  Telephone/Internet Transactions..........................
                  Confirmation of Transactions.............................
                  Special Note on Reliability..............................
                  Transfers by Third Parties...............................
                  Special Note on Frequent Transfers.......................
                  Dollar Cost Averaging Program............................
                  Defined Dollar Cost Averaging Program....................
                  Portfolio Rebalancing Program............................

                Surrenders and Partial Withdrawals..........................
                   Surrenders and Partial Withdrawals.......................
                   Systematic Withdrawal Program............................
                   Lifetime Income Plus 2008................................

                The Death Benefit...........................................
                   Distribution Provisions Upon Death of Owner..............
                   Death Benefit at Death of Any Annuitant Before Annuity
                     Commencement Date......................................
                   Basic Death Benefit......................................
                   Annual Step-Up Death Benefit Rider.......................
                   How to Claim Proceeds and/or Death Benefit Payments......
                   Distribution Rules.......................................

                Income Payments.............................................
                   Income Payments and the Annuity Commencement Date........
                   Optional Payment Plans...................................
                   Variable Income Payments.................................
                   Transfers After the Annuity Commencement Date............

                Tax Matters.................................................
                   Introduction.............................................
                   Tax Status of the Contract...............................
                   Why are the Contracts Available Only as Qualified
                     Contracts?.............................................
                   Types of IRAs............................................
                   Required Distributions and Penalty Taxes.................
                   Moving Money from One Qualified Contract or Qualified
                     Retirement Plan to Another.............................
                   Federal Income Tax Withholding...........................
                   State Income Tax Withholding.............................
                   Tax Status of the Company................................
                   Changes in the Law.......................................

                Requesting Payments.........................................

                Sale of the Contracts.......................................

                Additional Information......................................
                   Owner Questions..........................................
                   Return Privilege.........................................
                   State Regulation.........................................
                   Evidence of Death, Age, Gender, Marital Status or
                     Survival...............................................
                   Records and Reports......................................
                   Other Information........................................
                   Legal Proceedings........................................

                Appendix A -- Examples of the Available Death Benefits...... A-1

                Table of Contents for Statement of Additional Information

DEFINITIONS

The following terms are used throughout the prospectus:

Accumulation Unit -- An accounting unit of measure we use to calculate the value in each Subaccount and the Separate Account before income payments commence.

Annuitant/Joint Annuitant -- The person(s) named in the contract upon whose age and, where appropriate, gender, we determine monthly income payments.

Annuity Commencement Date -- The date on which your income payments will commence, if any Annuitant is living on that date. The Annuity Commencement Date is stated on your contract, unless changed by you in writing in a form acceptable to us.

Annuity Unit -- An accounting unit of measure we use to calculate the amount of the second and each subsequent variable income payment.

Asset Allocation Model -- A component of the Investment Strategy for Lifetime Income Plus 2008.

Benefit Date -- For Lifetime Income Plus 2008, the date that will be the later of the Contract Date and the Valuation Day of the most recent reset.

Benefit Year -- For Lifetime Income Plus 2008, each one-year period following the Benefit Date and each anniversary of that date.

Code -- The Internal Revenue Code of 1986, as amended.

Contract Date -- The date we issue your contract and your contract becomes effective. Your Contract Date is shown in your contract. We use the Contract Date to determine contract years and anniversaries.

Contract Value -- The total value of all your Accumulation Units in the Subaccounts.

Designated Subaccounts -- The Subaccounts available under the Investment Strategy for Lifetime Income Plus 2008.

Fund -- Any open-end management investment company or any unit investment trust in which the Separate Account invests.

General Account -- Assets of the Company other than those allocated to Genworth Life & Annuity VA Separate Account 4 or any other segregated asset account of the Company.

Gross Withdrawal -- For Lifetime Income Plus 2008, an amount withdrawn from Contract Value, including any surrender charge, any taxes withheld and any premium taxes assessed.

Home Office -- Our office at 6610 West Broad Street, Richmond, Virginia 23230.

Investment Strategy -- The Designated Subaccounts and/or Asset Allocation Model required for Lifetime Income Plus 2008. The Investment Strategy is required in order to receive the full benefits available under these rider options.

Lifetime Income Plus 2008 -- The marketing name for the Guaranteed Minimum Withdrawal Benefit for Life Rider discussed in the prospectus. This rider may be referred to by either name in this prospectus. The rider may be issued with or without the Principal Protection Death Benefit. For purposes of this prospectus, references to Lifetime Income Plus 2008 include a rider issued with or without the Principal Protection Death Benefit, as applicable, unless stated otherwise.

Portfolio -- A series of a Fund, the assets of which are separated from other Portfolios that may be available in the Fund. Each Portfolio has its own investment objective. Not all Portfolios may be available in all states or markets.

Principal Protection Death Benefit -- The death benefit provided under Lifetime Income Plus 2008, if elected at the time of application, for an additional charge.

Roll-Up Value -- An amount used to calculate the Withdrawal Limit for benefits provided under Lifetime Income Plus 2008.

Separate Account -- Genworth Life & Annuity VA Separate Account 4, a separate investment account we established to receive Subaccount allocations. The Separate Account is divided into Subaccounts, each of which invests in shares of a separate Portfolio.


Subaccount -- A division of the Separate Account that invests exclusively in shares of a designated Portfolio. Not all Subaccounts may be available in all states or markets. A Subaccount may be referred to as "Investment Subdivision" in your contract and/or marketing materials.


Surrender Value -- The value of your contract as of the date we receive your written request to surrender at our Home Office, less any applicable surrender charge, premium tax and any optional benefit charges.

Valuation Day -- Any day that the New York Stock Exchange is open for regular trading, except for days on which a Portfolio does not value its shares.

Valuation Period -- The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

Withdrawal Base -- An amount used to establish the Withdrawal Limit for benefits provided under Lifetime Income Plus 2008.

Withdrawal Factor -- The percentage used to establish the Withdrawal Limit for benefits provided under Lifetime Income Plus 2008.

Withdrawal Limit -- The total amount that you may withdraw in a Benefit Year without reducing the benefit provided under Lifetime Income Plus 2008.

FEE TABLES


The following tables describe fees and expenses that you will pay when buying, owning or partially withdrawing Contract Value or fully surrendering the contract. The first table describes the fees and expenses that you will pay when you buy the contract, take a partial withdrawal, fully surrender your contract, or transfer Contract Value among the investment options. State premium taxes may also be deducted.


Contract Owner Transaction Expenses
------------------------------------------------------------------------------------------------------------------
Surrender Charge/1/                                                    Surrender Charge as a Percentage of the
                                                                       Purchase Payment Withdrawn or Surrendered
                                                                       -------------------------------------------
   Number of Completed Years Since We Received                         ("B Share" Option)   ("L Share" Option/2/)
   the Purchase Payment
------------------------------------------------------------------------------------------------------------------
                     0                                                         6%                   6%
                     1                                                         6%                   5%
                     2                                                         6%                   4%
                     3                                                         6%                   2%
                     4                                                         5%                   0%
                     5                                                         4%                   0%
                     6                                                         3%                   0%
                  7 or more                                                    0%                   0%
------------------------------------------------------------------------------------------------------------------
 Transfer Charge                                                                     $10.00/3/
------------------------------------------------------------------------------------------------------------------

/1/There are two surrender charge schedule options available under this contract. The B Share option has a seven-year surrender charge schedule and the L Share option has a four-year surrender charge schedule. You must elect your surrender charge schedule option at the time of application. The mortality and expense risk charge for the contract is higher if the contract is issued with an L Share surrender charge schedule. The mortality and expense risk charges are disclosed in the next table.

 You may withdraw an amount equal to the greater of 10% of your total purchase payments or any amount withdrawn to meet minimum distribution requirements under the Code each contract year without a surrender charge. If you are making a withdrawal from this contract to meet annual minimum distribution requirements under the Code, and the minimum distribution amount attributable to this contract for the calendar year ending at or before the last day of the contract year exceeds the free withdrawal amount, you may withdraw the difference free of surrender charges. We will deduct amounts surrendered first from any gain in the contract and then from purchase payments made. A surrender charge is not assessed on any amounts representing gain. The free withdrawal amount is not cumulative from contract year to contract year. The surrender charge will be taken from the amount withdrawn unless otherwise requested.

/2/The L Share surrender charge schedule option may be referred to as the "Early Access" option in marketing materials.

/3/We currently do not assess a transfer charge. However, we reserve the right to assess a transfer charge for each transfer among the Subaccounts after the twelfth transfer in a calendar year.

The next table describes the fees and expenses that you will pay periodically during the time you own the contract, not including Portfolio fees and expenses.


Periodic Charges Other Than Portfolio Expenses
----------------------------------------------------------------------------
Annual Contract Maintenance Charge                       $30.00/1/
----------------------------------------------------------------------------
Separate Account Annual Expenses
 (as a percentage of your average daily net assets in the Separate Account)
----------------------------------------------------------------------------
                                               B Share Option L Share Option
                                               -----------------------------
  Mortality and Expense Risk Charge/2/             1.20%          1.50%
----------------------------------------------------------------------------
  Administrative Expense Charge                    0.15%          0.15%
----------------------------------------------------------------------------
  Joint Annuitant Charge/3/                        0.05%          0.05%
----------------------------------------------------------------------------
Maximum Total Separate Account Annual Expenses     1.40%          1.70%
----------------------------------------------------------------------------


Living Benefit Rider Options/4/
--------------------------------------------------------------------------------------------------------------------
                                                                   Current Charge             Maximum Charge/5/
                                                             -------------------------------------------------------
Lifetime Income Plus 2008 without the Principal Protection
 Death Benefit
 Single Annuitant Contract                                      0.75% of benefit base       2.00% of benefit base
                                                             -------------------------------------------------------
 Joint Annuitant Contract                                       0.85% of benefit base       2.00% of benefit base
--------------------------------------------------------------------------------------------------------------------
Lifetime Income Plus 2008 with the Principal Protection
 Death Benefit -- Annuitant Age 45-70
 Single Annuitant Contract                                   0.75% of benefit base plus  2.00% of benefit base plus
                                                             0.15% of value of Principal 0.50% of value of Principal
                                                             Protection Death Benefit    Protection Death Benefit
                                                             -------------------------------------------------------
 Joint Annuitant Contract                                    0.85% of benefit base plus  2.00% of benefit base plus
                                                             0.15% of value of Principal 0.50% of value of Principal
                                                             Protection Death Benefit    Protection Death Benefit
--------------------------------------------------------------------------------------------------------------------
Lifetime Income Plus 2008 with the Principal Protection
 Death Benefit -- Annuitant Age 71-85
 Single Annuitant Contract                                   0.75% of benefit base plus  2.00% of benefit base plus
                                                             0.40% of value of Principal 0.50% of value of Principal
                                                             Protection Death Benefit    Protection Death Benefit
                                                             -------------------------------------------------------
 Joint Annuitant Contract                                    0.85% of benefit base plus  2.00% of benefit base plus
                                                             0.40% of value of Principal 0.50% of value of Principal
                                                             Protection Death Benefit    Protection Death Benefit
--------------------------------------------------------------------------------------------------------------------
Death Benefit Rider Options (as a percentage of your Contract Value at the time the charge is taken)/6/
--------------------------------------------------------------------------------------------------------------------
                                                                   Current Charge             Maximum Charge/5/
                                                             -------------------------------------------------------
Annual Step-Up Death Benefit Rider                                      0.20%                       0.20%
--------------------------------------------------------------------------------------------------------------------

/1/This/ /charge is taken on each contract anniversary and at the time the contract is surrendered. We will not assess this charge if your Contract Value is $40,000 or more at the time the charge is assessed.


/2/There are two surrender charge schedule options available under this contract. The B Share option has a seven-year surrender charge schedule and the L Share option has a four-year surrender charge schedule. You must elect your surrender charge schedule option at the time of application. The mortality and expense risk charge for the contract is higher if the contract is issued with an L Share surrender charge schedule. Please note that, irrespective of the surrender charge option that is chosen, the applicable mortality and expense risk charge will be assessed for the duration of the contract and not merely for the duration of the surrender charge period. The surrender charge schedule for each option is disclosed in the previous table.


/3/The/ /Joint Annuitant charge is assessed only when a Joint Annuitant is added to the contract and the contract becomes a Joint Annuitant contract. The Joint Annuitant charge will terminate if the contract becomes a single Annuitant contract due to the death of an Annuitant. The Joint Annuitant charge will apply even if you elect Lifetime Income Plus 2008 as a Joint Annuitant contract.

/4/Lifetime Income Plus 2008 must be elected at the time of application. The rider may not be available in all states or markets. We reserve the right to discontinue offering the rider at any time and for any reason.

 You may purchase Lifetime Income Plus 2008 with or without the Principal Protection Death Benefit. We assess a charge for the guaranteed minimum withdrawal benefit provided by the rider. The charge for the guaranteed minimum withdrawal benefit is calculated quarterly as a percentage of the benefit base, as defined and determined under the rider, and deducted quarterly from the Contract Value. On the Contract Date, the benefit base equals Contract Value. The benefit base will change and may be higher than the Contract Value on any given day.

 If you purchase Lifetime Income Plus 2008 with the Principal Protection Death Benefit, another charge will be assessed for the Principal Protection Death Benefit. The charge for the Principal Protection Death Benefit is calculated quarterly as a percentage of the value of the Principal Protection Death Benefit, as defined and determined under the rider, and deducted quarterly from the Contract Value. On the Contract Date, the value of the Principal Protection Death Benefit equals the initial purchase payment. The charge for the Principal Protection Death Benefit is higher if any Annuitant is age 71 or older at the time of application or when an Annuitant is added to the contract.

 The charges for the rider will be deducted at the end of the calendar quarter.

/5/The/ /maximum charge reflects the charge that the rider is guaranteed never to exceed.


/6 /All charges for the death benefit rider options are taken in arrears on each contract anniversary and at the time the contract is surrendered.


For information concerning compensation paid for the sale of the contract, see the "Sale of the Contracts" provision of the prospectus.


The next item shows the estimated minimum and maximum total annual operating expenses charged by the Portfolios that you indirectly pay during the time that you own the contract. These are expenses that are deducted from Portfolio assets, which may include management fees, distribution and/or service (12b-1) fees, and other expenses. Portfolio expenses are the responsibility of the Portfolio or Fund. They are not fixed or specified under the terms of the contract and are not the responsibility of the Company. More detail concerning each Portfolio's fees and expenses appears in the prospectus for each Portfolio.



Annual Portfolio Expenses/1/                                                     Minimum Maximum
------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses (before fee waivers or reimbursements)  0.73%   2.19%
------------------------------------------------------------------------------------------------



/1/The Portfolio expenses used to prepare this table were provided to the Company by the Funds. The Company has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2007, subject to possible adjustment for material changes. Current or future expenses may be greater or less than those shown. The range of expenses above does not show the effect of any fee waiver or expense reimbursement arrangements. The advisers and/or other service providers of certain Portfolios have agreed to waive their fees and/or reimburse the Portfolios' expenses in order to keep the Portfolios' expenses below specified limits. In some cases, these expense limitations are contractual. In other cases, these expense limitations are voluntary and may be terminated at any time. The minimum and maximum Total Annual Portfolio Operating Expenses for all the Portfolios after all fee waivers and expense reimbursements (whether voluntary or contractual) are 0.73% and 1.96%, respectively. Please see the prospectus for each Portfolio for information regarding the expenses for each Portfolio, including fee reduction and/or expense reimbursement arrangements, if applicable.

Examples

These Examples are intended to help you compare the costs of investing in the contract with the costs of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract and optional rider charges, and Portfolio fees and expenses.

The Examples show the dollar amount of expenses you would bear directly or indirectly if you:

  .  invested $10,000 in the contract for the time periods indicated;

  .  earned a 5% annual return on your investment;

  .  elected Lifetime Income Plus 2008 with the Principal Protection Death
     Benefit;

  .  elected the Annual Step-Up Death Benefit Rider; and

  .  surrendered your contract at the end of the stated period.


Each Example assumes that the maximum fees and expenses of any of the Portfolios are charged. Your actual expenses may be higher or lower than those shown below. The Example does not include the effect of any taxes or tax penalties that may be assessed upon surrender of the contract.



        L Share Example
------------------------------------------------
Costs Based on Maximum Annual Portfolio Expenses
------------------------------------------------
1 Year      3 Years     5 Years     10 Years
------      -------     -------     --------
$1,232      $2,457      $3,558       $7,228



        B Share Example
------------------------------------------------
Costs Based on Maximum Annual Portfolio Expenses
------------------------------------------------
1 Year      3 Years     5 Years     10 Years
------      -------     -------     --------
$1,204      $2,546      $3,829       $7,019


The next Example uses the same assumptions as the prior Example, except that it assumes you decide to annuitize your contract or that you decide not to surrender your contract at the end of the stated time period.


        L Share Example
------------------------------------------------
Costs Based on Maximum Annual Portfolio Expenses
------------------------------------------------
1 Year      3 Years     5 Years     10 Years
------      -------     -------     --------
 $653       $2,074      $3,512       $7,190



        B Share Example
------------------------------------------------
Costs Based on Maximum Annual Portfolio Expenses
------------------------------------------------
1 Year      3 Years     5 Years     10 Years
------      -------     -------     --------
 $624       $1,991      $3,383       $6,979


Please remember that you are looking at Examples and not a representation of past or future expenses. Your rate of return may be higher or lower than 5%, which is not guaranteed. The Examples do not assume that any Portfolio expense waivers or fee reimbursement arrangements are in effect for the periods presented. The above Examples assume:

  . Separate Account charges of 1.70% (for the L Share option) and 1.40% (for the B Share option) (deducted daily at an effective annual rate of the assets in the Separate Account);

  . an annual contract maintenance charge of $30 (assumed to be equivalent to 0.30% of the Contract Value);

  . for Lifetime Income Plus 2008 with the Principal Protection Death Benefit, a charge of 2.00% of benefit base plus a charge of 0.50% of the value of the Principal Protection Death Benefit (deducted quarterly from Contract Value);


  . a charge of 0.20% for the Annual Step-Up Death Benefit Rider (deducted annually in arrears as a percentage of Contract Value).


If the optional riders are not elected, or if the contract was a single Annuitant contract, the expense figures shown above would be lower.

SYNOPSIS


What type of contract am I buying? The contract is an individual flexible purchase payment variable deferred annuity contract. This contract must be issued as a contract qualified ("Qualified Contract") under the Code. In particular, the contract must be issued as an IRA contract, Roth IRA contract, or SEP IRA contract or purchased through an established IRA, Roth IRA, or SEP IRA trust or custodial account. Because this contract may be used only with certain tax qualified retirement plans that offer their own tax deferral benefit, you should consider purchasing the contract for a reason other than tax deferral if you are purchasing this contract as a Qualified Contract. This prospectus only provides disclosure about the contract. The description in this prospectus of certain features of your contract may vary from the description of those features provided in the contract itself. See "The Contract" provision of this prospectus.


How does the contract work? Once we approve your application, we will issue a contract to you. During the accumulation period, you can use your purchase payments to buy Accumulation Units in the Separate Account. Should you decide to receive income payments (annuitize your contract or a portion thereof), we will convert all or a portion of the contract being annuitized from Accumulation Units to Annuity Units.

You can choose fixed or variable income payments. If you choose variable income payments, we will base each periodic income payment upon the number of Annuity Units to which you became entitled at the time you decided to annuitize and on the value of each unit on the date the payment is determined. See "Income Payments" provision of this prospectus.

What is the Separate Account? The Separate Account is a segregated asset account established under Virginia insurance law, and registered with the SEC as a unit investment trust. We allocate the assets of the Separate Account to one or more Subaccounts in accordance with your instructions. Amounts you allocate to the Separate Account will reflect the investment performance of the Portfolios you select. You bear the risk of investment gain or loss with respect to amounts allocated to the Separate Account. See "The Separate Account" provision of this prospectus.

What are my variable investment choices? Through its Subaccounts, the Separate Account uses your purchase payments to purchase shares, at your direction, in one or more Portfolios. In turn, each Portfolio is responsible for investing consistent with its own particular investment objective. See "The Separate Account" provision of this prospectus.


What charges are associated with this contract? If you have elected the B Share surrender charge schedule option at application and you take a partial withdrawal or totally surrender your contract before your purchase payments have been in your contract for seven full years, we will assess a surrender charge ranging from 6% to 3%, depending upon how many full years those payments have been in the contract. If your purchase payments have been in your contract for seven full years, the surrender charge reduces to 0%.

If you have elected the L Share surrender charge schedule option at application and you take a partial withdrawal or totally surrender your contract before your purchase payments have been in your contract for four full years, we will assess a surrender charge ranging from 6% to 2%, depending upon how many full years those payments have been in the contract. If your purchase payments have been in your contract for four full years, the surrender charge reduces to 0%.

For all contracts, we do not assess a surrender charge on any amounts withdrawn that represent gain. You may partially withdraw up to the greater of 10% of purchase payments or any amount withdrawn to meet minimum distribution requirements under the Code each contract year without being assessed a surrender charge. If you are making a withdrawal from this contract to meet annual minimum distribution requirements under the Code, and the minimum distribution amount attributable to this contract for the calendar year ending at or before the last day of the contract year exceeds the free withdrawal amount, you may withdraw the difference free of surrender charges. We will deduct amounts surrendered first from any gain in the contract and then from purchase payments made. We do not assess a surrender charge on any amounts withdrawn that represent gain. We may also waive the surrender charge under certain conditions. See the "Surrender Charge" provision of this prospectus.

We assess annual contract charges in the aggregate at an effective annual rate of 1.65% (for the L Share option) or 1.35% (for the B Share option) against the daily net asset value of the Separate Account. These charges consist of a mortality and expense risk charge of 1.50% (for the L Share option) or 1.20% (for the B Share option) and an administrative expense charge of 0.15%. If the contract is a Joint Annuitant contract, we assess an additional Joint Annuitant charge at an effective annual rate of 0.05% against the daily net asset value of the Separate Account. We also charge for the optional riders and benefits. In addition, there is a $30 annual contract maintenance charge that we waive if the Contract Value is more than $40,000 at the time the charge is assessed.


We reserve the right to reduce or waive any contract or rider charge or deduction for sales of the contract made to certain employees or agents of the Company and its affiliates, or any of their immediate family members, or to employees, agents and registered representatives of the brokerage firms and financial institutions that sell the contract, or any of their immediate family members. In lieu of a reduction or waiver, we may apply a credit to Contract Value.

We may reduce or waive these items or apply a credit to Contract Value based on expected economies of scale and on differences in costs or services. We reserve the right to implement such reductions, waivers or credits on a temporary or permanent basis and to modify, suspend or terminate such reductions, waivers or credits at any time.


For a complete discussion of all charges associated with the contract, see the "Charges and Other Deductions" provision of this prospectus.

If your state assesses a premium tax with respect to your contract, then at the time your contract incurs the tax (or at such other time as we may choose), we will deduct those amounts from purchase payments or your Contract Value, as applicable. See the "Charges and Other Deductions" and "Deductions for Premium Taxes" provisions of this prospectus.


There are also expenses associated with the Portfolios. These include management fees and other expenses associated with the daily operation of each Portfolio, as well as Rule 12b-1 fees and/or service share fees, if applicable. See the "Fee Tables"

section in this prospectus. A Portfolio may also impose a redemption charge on Subaccount assets that are redeemed from the Portfolio in connection with a transfer. Portfolio expenses, including any redemption charges, are more fully described in the prospectus for each Portfolio.

We pay compensation to broker-dealers who distribute the contracts. For a discussion of this compensation, see the "Sale of the Contracts" provision of this prospectus.

We may offer other variable annuity contracts through the Separate Account (and our other separate accounts) that also invest in the same Portfolios (or many of the same) offered under the contract. These other contracts have different charges that could affect the value of the Subaccounts and may offer different benefits more suitable to your needs. To obtain more information about these contracts, including a prospectus, contact your registered representative or call (800) 352-9910.


How much must I pay into my contract and how often? Subject to certain minimum and maximum payments, the amount and frequency of purchase payments are flexible. See "The Contract --Purchase Payments" provision of this prospectus.


How will my income payments be calculated?
We will pay you a monthly income beginning on the Annuity Commencement Date, provided any Annuitant is still living on that date. You may also decide to take income payments under one of the Optional Payment Plans. We will base your initial payment on the Contract Value and other factors. Because your contract is a Qualified Contract, IRS rules may require you to begin receiving payments before the Annuity Commencement Date. See the "Income Payments" provision of this prospectus.

What happens if I die before the Annuity Commencement Date? Before the Annuity Commencement Date, if you die while the contract is in force, the Contract Value, after crediting of any death benefit, will be subject to the Code provisions requiring minimum distributions to be made after the owner's death. The designated beneficiary may take withdrawals to satisfy these requirements as described in "The Death Benefit" provision of this prospectus.

May I transfer assets among Subaccounts? You may transfer assets among the Subaccounts. However, there are limitations imposed by your contract on both the number of transfers that may be made per calendar year, as well as limitations on transfer rights.

For transfers among the Subaccounts, the minimum transfer amount is currently $100 or the entire balance in the Subaccount if the transfer will leave a balance of less than $100. See the "Transfers" and "Income Payments -- Transfers After the Annuity Commencement Date" provisions of this prospectus. In addition, if you elect Lifetime Income Plus 2008, your assets must always be allocated in accordance with the Investment Strategy as outlined in your rider. See the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2008" provision of this prospectus.

May I surrender the contract or take partial withdrawals? Yes, subject to contract requirements and restrictions. If you surrender the contract or take a partial withdrawal, we may assess a surrender charge as discussed above. In addition, you will ordinarily be subject to income tax (except for qualified distributions from a Roth IRA) and, if you are younger than age 59 1/2 at the time of the surrender or partial withdrawal, a 10% IRS penalty tax. A surrender or a partial withdrawal may also be subject to tax withholding. See the "Tax Matters" provision of this prospectus. A partial withdrawal may reduce the death benefit by the proportion that the partial withdrawal (including any applicable surrender charge and premium tax) reduces your Contract Value. See "The Death Benefit" provision of this prospectus. If you elect Lifetime Income Plus 2008, partial withdrawals may affect the benefit you receive under that rider. See the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2008" provision of this prospectus.

Do I get a free look at this contract? Yes. You have the right to return the contract to us at our Home Office at the address listed on page 1 of this prospectus, and have us cancel the contract within a certain number of days (usually ten days from the date you receive the contract, but some states require different periods). For this contract, the free look period will not be less than seven days to satisfy IRS disclosure requirements.

If you exercise this right, we will cancel the contract as of the Valuation Day we receive your request and send you a refund equal to your Contract Value plus any charges we have deducted from purchase payments prior to the allocation to the Separate Account (and excluding any charges the Portfolios may have deducted) on or before the Valuation Day we received the returned contract at our Home Office. If you exercise your free look privilege within seven days after you receive your contract or if required by the law of your state, however, we will refund your purchase payments (less any withdrawals previously taken). See the "Return Privilege" provision of this prospectus for more information.

What optional benefits are available under this contract? We currently offer two optional benefits by rider under this prospectus. The riders may not be available in all states or markets.


The Living Benefit Rider Options. We currently offer one "living benefit rider option" under this prospectus: Lifetime

Income Plus 2008. Lifetime Income Plus 2008 provides guaranteed withdrawals until the last death of an Annuitant, at least equal to purchase payments, with upside potential, provided you meet certain conditions. Please see the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2008" provision of this prospectus for more information about the rider and its features.

Lifetime Income Plus 2008 is available at an additional charge if elected when you apply for the contract.

The Death Benefit Rider Options. We offer one optional death benefit by rider in addition to the Basic Death Benefit available under the contract: the Annual Step-Up Death Benefit Rider.

The Annual Step-Up Death Benefit Rider is available at an additional charge if elected when you apply for the contract. The Basic Death Benefit is provided to you automatically and at no additional charge.

Please see "The Death Benefit" provision of this prospectus for more information about the Annual Step-Up Death Benefit Rider and its features.

When are my allocations effective when purchasing this contract? Within two business days after we have received all of the information necessary to process your purchase order, we will allocate your initial purchase payment directly to the Subaccounts that correspond to the Portfolios you choose. For contract owners that have elected Lifetime Income Plus 2008, all purchase payments must always be allocated in accordance with the Investment Strategy as outlined in the rider. See "The Contract -- Allocation of Purchase Payments" and the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2008" provisions of this prospectus.


What are the federal tax implications of my investment in the contract? Generally, all investment earnings under the contract are tax-deferred until withdrawn or until income payments begin. A distribution from the contract, which includes a full surrender or partial withdrawal or payment of a death benefit, will generally result in taxable income (except for a qualified distribution from a Roth IRA). In certain circumstances, a 10% penalty tax may also apply. Provided that this contract is maintained as a Qualified Contract or held within a Qualified Account, all amounts includable in income with respect to the contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. This contract must be issued as a Qualified Contract. In particular, the contract must be issued as an IRA contract, Roth IRA contract, or SEP IRA contract or purchased through an established IRA, Roth IRA, or SEP IRA trust or custodial account. THE CONTRACT ITSELF DOES NOT PROVIDE THE TAX ADVANTAGES TYPICALLY PROVIDED BY A VARIABLE ANNUITY. THE TAX ADVANTAGES AVAILABLE WITH THIS CONTRACT EXIST SOLELY THROUGH QUALIFIED CONTRACTS OR ACCOUNTS. IF THIS CONTRACT IS NOT MAINTAINED AS SUCH, THE TAXES ON THE CONTRACT WILL NOT BE DEFERRED AND THE TAX TREATMENT WILL BE UNCERTAIN. YOU SHOULD CAREFULLY CONSIDER THE ADVANTAGES AND DISADVANTAGES OF OWNING A VARIABLE ANNUITY IN A TAX-QUALIFIED PLAN, AS WELL AS THE COSTS AND BENEFITS OF THE CONTRACT (INCLUDING THE DEATH BENEFITS, INCOME BENEFITS AND OTHER NON-TAX-RELATED BENEFITS), BEFORE YOU PURCHASE THE CONTRACT IN A TAX-QUALIFIED PLAN.



See the "Tax Matters" provision of this prospectus.

CONDENSED FINANCIAL INFORMATION


The value of an Accumulation Unit is determined on the basis of changes in the per share value of the Portfolios and the assessment of Separate Account charges. Please refer to the Statement of Additional Information for more information on the calculation of Accumulation Unit values.


Since the contract was first offered on       , 2008, no condensed financial
information is available.

FINANCIAL STATEMENTS


The consolidated financial statements for Genworth Life and Annuity Insurance Company and subsidiaries are located in the Statement of Additional Information. If you would like a free copy of the Statement of Additional Information, call (800) 352-9910 or write to our Home Office at the address listed on page 1 of this prospectus. In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov.


THE COMPANY

We are a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871. We principally offer life insurance policies and annuity contracts. We do business in 49 states and the District of Columbia. Our principal offices are located at 6610 West Broad Street, Richmond, Virginia 23230. We are obligated to pay all amounts promised under the contract.

Capital Brokerage Corporation serves as principal underwriter for the contracts and is a broker/dealer registered with the SEC. Genworth North America Corporation (formerly, GNA Corporation) directly owns the stock of Capital Brokerage Corporation and the Company. Genworth North America Corporation is directly owned by Genworth Financial, Inc., a public company.

We are a member of the Insurance Marketplace Standards Association ("IMSA"). We may use the IMSA membership logo and language in our advertisements, as outlined in IMSA's Marketing and Graphics Guidelines. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE SEPARATE ACCOUNT

We established the Separate Account as a separate investment account on January 17, 2008. The Separate Account may invest in mutual funds, unit investment trusts, managed separate accounts, and other portfolios. We use the Separate Account to support the contracts as well as for other purposes permitted by law.

Currently, there are multiple Subaccounts of the Separate Account available under the contracts. Each Subaccount invests exclusively in shares representing an interest in a separate corresponding Portfolio of the Funds.

The assets of the Separate Account belong to us. Nonetheless, we do not charge the assets in the Separate Account attributable to the contracts with liabilities arising out of any other business that we may conduct. The assets of the Separate Account will, however, be available to cover the liabilities of our General Account to the extent that the assets of the Separate Account exceed its liabilities arising under the contracts supported by it. Income and both realized and unrealized gains or losses from the assets of the Separate Account are credited to or charged against the Separate Account without regard to the income, gains, or losses arising out of any other business we may conduct. Guarantees made under the contract, including any rider options, are based on the claims paying ability of the Company to the extent that the amount of the guarantee exceeds the assets available in the Separate Account.


We registered the Separate Account with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). The Separate Account meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account by the SEC. You assume the full investment risk for all amounts you allocate to the Separate Account.


If permitted by law, we may deregister the Separate Account under the 1940 Act in the event registration is no longer required; manage the Separate Account under the direction of a committee; or combine the Separate Account with one of our other separate accounts. Further, to the extent permitted by applicable law, we may transfer the assets of the Separate Account to another separate account.

The Portfolios


There is a separate Subaccount that corresponds to each Portfolio of a Fund offered under the contracts. You decide the Subaccounts to which you allocate purchase payments and Contract Value. However, if you elect Lifetime Income Plus 2008, you must allocate your assets in accordance with the Investment Strategy outlined in the rider.

You currently may change your future purchase payment allocation without penalty or charges. However, there are limitations on the number of transfers that may be made each calendar year. See the "Transfers" provision of this prospectus for additional information. In addition, if you elect Lifetime Income Plus 2008, you must allocate assets in accordance with the prescribed Investment Strategy. See the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2008" provision of this prospectus.

Each Fund has represented to us that it is registered with the SEC as an open-end management investment company under the 1940 Act. The assets of each Portfolio are separate from other portfolios of a Fund and each Portfolio has separate investment objectives and policies. As a result, each Portfolio operates as a separate Portfolio and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.

Before choosing a Subaccount to allocate your purchase payments and assets, carefully read the prospectus for each Portfolio, along with this prospectus. You may obtain the most recent prospectus for each Portfolio free of charge by calling us at (800) 352-9910, or writing us at 6610 West Broad Street, Richmond, Virginia 23230. You may also obtain copies of the prospectus for each Portfolio on our website at www.gefinancialpro.com. We summarize the investment objectives of each Portfolio below. There is no assurance that any of the Portfolios will meet these objectives. We do not guarantee any minimum value for the amounts you allocate to the Separate Account. You bear the investment risk of investing in the Portfolios.


The investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the Portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager, or if the other portfolio has a similar name.

Subaccounts


You may allocate purchase payments and Contract Value to Subaccounts that invest in the Portfolios listed below. If you elect Lifetime Income Plus 2008, you must allocate your purchase payments and Contract Value in accordance with the Investment Strategy outlined in the rider. See the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2008" provision of this prospectus.



                    Subaccount Investing In                    Investment Objective
                    --------------------------------------------------------------------------
AIM EQUITY FUNDS    AIM Charter Fund -- Class A      Growth of capital.











                    --------------------------------------------------------------------------
ALLIANCEBERNSTEIN   AllianceBernstein Small Cap      Long-term growth of capital.
CAP FUND, INC.      Growth Portfolio -- Class A
                    --------------------------------------------------------------------------
THE                 AllianceBernstein Balanced       To achieve the highest total return
ALLIANCEBERNSTEIN   Wealth Strategy -- Class A       consistent with the adviser's
PORTFOLIOS                                           determination of reasonable risk.
                    --------------------------------------------------------------------------
                    AllianceBernstein Wealth         Long-term growth of capital.
                    Appreciation Strategy -- Class A
                    --------------------------------------------------------------------------
ALLIANCEBERNSTEIN   AllianceBernstein International  Long-term growth of capital.
TRUST               Value Fund -- Class A
                    --------------------------------------------------------------------------
ALLIANZ FUNDS       Allianz NFJ International Value  Long-term growth of capital.
                    Fund -- Class A

                    --------------------------------------------------------------------------
                    Allianz NFJ Large-Cap Value      Long-term growth of capital and
                    Fund -- Class A                  income.

                    --------------------------------------------------------------------------
AMERICAN CENTURY    American Century Equity Income   The fund seeks current income. Capital
CAPITAL PORTFOLIOS, Fund -- A Class                  appreciation is a secondary objective.
INC.
                    --------------------------------------------------------------------------
AMERICAN CENTURY    American Century Inflation-      The fund seeks to provide total return
GOVERNMENT INCOME   Adjusted Bond Fund -- Advisor    and inflation protection consistent with
TRUST               Class                            investment in inflation-indexed
                                                     securities.
                    --------------------------------------------------------------------------
BLACKROCK BASIC     BlackRock Basic Value Fund --    The investment objective of the fund is
VALUE FUND, INC.    Investor A                       to seek capital appreciation and,
                                                     secondarily, income by investing in
                                                     securities, primarily equity securities,
                                                     that management of the fund believes
                                                     are undervalued and therefore
                                                     represent basic investment value.
                    --------------------------------------------------------------------------

                                              Adviser (and Sub-Adviser(s)
          Investment Objective                      as applicable)
-------------------------------------------------------------------------------
Growth of capital.                       Invesco Aim Advisors, Inc.
                                         (subadvised by AIM Funds
                                         Management Inc., INVESCO Asset
                                         Management Deutschland, GmbH,
                                         INVESCO Asset Management Ltd.,
                                         Invesco Asset Management (Japan)
                                         Limited, Invesco Australia Limited,
                                         Invesco Global Asset Management
                                         (N.A.), Inc., Invesco Hong Kong
                                         Limited, Invesco Institutional (N.A.),
                                         Inc. and Invesco Senior Secured
                                         Management, Inc.)
-------------------------------------------------------------------------------
Long-term growth of capital.             AllianceBernstein L.P.

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To achieve the highest total return      AllianceBernstein L.P.
consistent with the adviser's
determination of reasonable risk.
-------------------------------------------------------------------------------
Long-term growth of capital.             AllianceBernstein L.P.

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Long-term growth of capital.             AllianceBernstein L.P.

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Long-term growth of capital.             Allianz Global Investors Fund
         Management LLC (subadvised by
                                         NFJ Investment Group L.P.)
-------------------------------------------------------------------------------
Long-term growth of capital and          Allianz Global Investors Fund
income.                                  Management LLC (subadvised by
                                         NFJ Investment Group L.P.)
-------------------------------------------------------------------------------
The fund seeks current income. Capital   American Century Investment
appreciation is a secondary objective.   Management, Inc.

-------------------------------------------------------------------------------
The fund seeks to provide total return   American Century Investment
and inflation protection consistent with Management, Inc.
investment in inflation-indexed
securities.
-------------------------------------------------------------------------------
The investment objective of the fund is  BlackRock Advisors, LLC (sub-
to seek capital appreciation and,        advised by BlackRock Investment
secondarily, income by investing in      Management, LLC)
securities, primarily equity securities,
that management of the fund believes
are undervalued and therefore
represent basic investment value.
-------------------------------------------------------------------------------


                      Subaccount Investing In                     Investment Objective
                      ---------------------------------------------------------------------------
BLACKROCK GLOBAL      BlackRock Global Allocation       The investment objective of the fund is
ALLOCATION FUND, INC. Fund -- Investor A                to provide high total investment return
                                                        through a fully managed investment
                                                        policy utilizing United States and
                                                        foreign equity securities, debt and
                                                        money market securities, the
                                                        combination of which will be varied
                                                        from time to time both with respect to
                                                        types of securities and markets in
                                                        response to changing market and
                                                        economic trends.
                      ---------------------------------------------------------------------------
CALAMOS INVESTMENT    Calamos Growth Fund -- Class A    Long-term capital growth.
TRUST
                      ---------------------------------------------------------------------------
COHEN & STEERS        Cohen & Steers Global Realty      Total return through investment in
GLOBAL REALTY         Shares -- Class A                 global real estate equity securities.
SHARES, INC.


                      ---------------------------------------------------------------------------
COLUMBIA ACORN TRUST  Columbia Acorn Fund -- Class A    Long-term growth of capital.

                      ---------------------------------------------------------------------------
COLUMBIA FUNDS SERIES Columbia Marsico 21st Century     Long-term growth of capital.
TRUST                 Fund -- Class A

                      ---------------------------------------------------------------------------
                      Columbia Marsico International    Long-term growth of capital.
                      Opportunities Fund -- Class A

                      ---------------------------------------------------------------------------
                      Columbia Mid Cap Value Fund --    Long-term capital appreciation.
                      Class A
                      ---------------------------------------------------------------------------
DAVIS NEW YORK        Davis New York Venture Fund --    Long-term growth of capital.
VENTURE FUND, INC.    Class A
                      ---------------------------------------------------------------------------
EATON VANCE MUTUAL    Eaton Vance Floating-Rate Fund    To provide a high level of current
FUNDS TRUST           -- Class A                        income.
                      ---------------------------------------------------------------------------
EATON VANCE SPECIAL   Eaton Vance Large-Cap Value       To seek total return.
INVESTMENT TRUST      Fund -- Class A
                      ---------------------------------------------------------------------------
EVERGREEN EQUITY      Evergreen Enhanced S&P 500        Seeks total return greater than that of
TRUST                 Fund/1/ -- Class A                the S&P 500(R) Index.
                      ---------------------------------------------------------------------------
                      Evergreen Intrinsic Value Fund -- Seeks long-term capital growth.
                      Class A


                      ---------------------------------------------------------------------------
EVERGREEN MONEY       Evergreen Treasury Money          Seeks to maintain stability of principal
MARKET TRUST          Market Fund/2/ -- Class A         while earning current income and
                                                        providing liquidity.
                      ---------------------------------------------------------------------------
FEDERATED EQUITY      Federated Kaufmann Fund --        To provide capital appreciation.
FUNDS                 Class A


                      ---------------------------------------------------------------------------


                                            Adviser (and Sub-Adviser(s)
          Investment Objective                    as applicable)
---------------------------------------------------------------------------
The investment objective of the fund is  BlackRock Advisors, LLC (sub-
to provide high total investment return  advised by BlackRock Investment
through a fully managed investment       Management, LLC and BlackRock
policy utilizing United States and       Asset Management U.K. Limited)
foreign equity securities, debt and
money market securities, the
combination of which will be varied
from time to time both with respect to
types of securities and markets in
response to changing market and
economic trends.
---------------------------------------------------------------------------
Long-term capital growth.                Calamos Advisors

---------------------------------------------------------------------------
Total return through investment in       Cohen & Steers Capital
global real estate equity securities.    Management, Inc. (subadvised by
                    Cohen & Steers Asia Limited, Cohen
                                         & Steers Europe S.A. and Cohen &
                                         Steers UK Limited)
---------------------------------------------------------------------------
Long-term growth of capital.             Columbia Wanger Asset
                                         Management, L.P.
---------------------------------------------------------------------------
Long-term growth of capital.             Columbia Management Advisors,
 LLC (subadvised by Marsico Capital
                                         Management, LLC)
---------------------------------------------------------------------------
Long-term growth of capital.             Columbia Management Advisors,
        LLC (subadvised by Marsico Capital
                                         Management, LLC)
---------------------------------------------------------------------------
Long-term capital appreciation.          Columbia Management Advisors,
        LLC
---------------------------------------------------------------------------
Long-term growth of capital.             Davis Selected Advisers, L.P.

---------------------------------------------------------------------------
To provide a high level of current       Boston Management and Research
income.
---------------------------------------------------------------------------
To seek total return.                    Boston Management and Research

---------------------------------------------------------------------------
Seeks total return greater than that of  Evergreen Investment Management
the S&P 500(R) Index.                    Company, LLC
---------------------------------------------------------------------------
Seeks long-term capital growth.          Evergreen Investment Management
        Company, LLC (subadvised by
                                         Metropolitan West Capital
                                         Management, LLC)
---------------------------------------------------------------------------
Seeks to maintain stability of principal Evergreen Investment Management
while earning current income and         Company, LLC
providing liquidity.
---------------------------------------------------------------------------
To provide capital appreciation.         Federated Equity Management
 Company of Pennsylvania
                                         (subadvised by Federated Global
                                         Investment Management Corp.)
---------------------------------------------------------------------------



                    /1/ "Standard & Poor's," "S&P," "S&P 500," "Standard &
                        Poor's 500" and "500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by Evergreen Investment Management Company, LLC. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product.

                    /2/ During extended periods of low interest rates, the
                        yields of the Money Market Fund may become extremely low and possibly negative.


                      Subaccount Investing In                     Investment Objective
                      ---------------------------------------------------------------------------
FIDELITY ADVISOR      Fidelity Advisor Balanced Fund -- Seeks both income and growth of
SERIES I              Class A                           capital.









                      ---------------------------------------------------------------------------
                      Fidelity Advisor Equity Growth    Seeks capital appreciation.
                      Fund -- Class A







                      ---------------------------------------------------------------------------
                      Fidelity Advisor Leveraged        Seeks capital appreciation.
                      Company Stock Fund -- Class A







                      ---------------------------------------------------------------------------
FIDELITY ADVISOR      Fidelity Advisor Mid Cap II Fund  Seeks long-term growth of capital.
SERIES II             -- Class A







                      ---------------------------------------------------------------------------
FIDELITY CONTRAFUND   Fidelity Advisor New Insights     Seeks capital appreciation.
                      Fund -- Class A







                      ---------------------------------------------------------------------------
FRANKLIN TEMPLETON    Franklin Templeton Founding       The fund's principal investment goal is
FUND ALLOCATOR SERIES Funds Allocation Fund -- Class A  capital appreciation. Its secondary goal is income.
                      ---------------------------------------------------------------------------
FRANKLIN VALUE        Franklin Small Cap Value Fund     The fund's investment goal is long-
INVESTORS TRUST       -- Class A                        term total return.
                      ---------------------------------------------------------------------------
GE FUNDS              GE Strategic Investment Fund --   Maximum total return.
                      Class A
                      ---------------------------------------------------------------------------
JANUS ADVISER SERIES  Janus Adviser Forty Fund --       Seeks long-term growth of capital.
                      Class A
                      ---------------------------------------------------------------------------


                                             Adviser (and Sub-Adviser(s)
          Investment Objective                     as applicable)
----------------------------------------------------------------------------
Seeks both income and growth of          Fidelity Management & Research
capital.                                 Company (subadvised by Fidelity
                                         Investments Money Management,
                                         Inc.; FMR Co., Inc.; Fidelity
                                         Research & Analysis Company;
                                         Fidelity Management & Research
                                         (U.K.) Inc.; Fidelity International
                                         Investment Advisors; Fidelity
                                         International Investment Advisors
                                         (U.K.) Limited; and Fidelity
                                         Investments Japan Limited)
----------------------------------------------------------------------------
Seeks capital appreciation.              Fidelity Management & Research
        Company (subadvised by Fidelity
                                         Research & Analysis Company;
                                         Fidelity Management & Research
                                         (U.K.) Inc.; Fidelity International
                                         Investment Advisors; Fidelity
                                         International Investment Advisors
                                         (U.K.) Limited; and Fidelity
                                         Investments Japan Limited)
----------------------------------------------------------------------------
Seeks capital appreciation.              Fidelity Management & Research
        Company (subadvised by Fidelity
                                         Research & Analysis Company;
                                         Fidelity Management & Research
                                         (U.K.) Inc.; Fidelity International
                                         Investment Advisors; Fidelity
                                         International Investment Advisors
                                         (U.K.) Limited; and Fidelity
                                         Investments Japan Limited)
----------------------------------------------------------------------------
Seeks long-term growth of capital.       Fidelity Management & Research
 Company (subadvised by Fidelity
                                         Research & Analysis Company;
                                         Fidelity Management & Research
                                         (U.K.) Inc.; Fidelity International
                                         Investment Advisors; Fidelity
                                         International Investment Advisors
                                         (U.K.) Limited; and Fidelity
                                         Investments Japan Limited)
----------------------------------------------------------------------------
Seeks capital appreciation.              Fidelity Management & Research
        Company (subadvised by FMR Co.,
                                         Inc.; Fidelity Research & Analysis
                                         Company; Fidelity Management &
                                         Research (U.K.) Inc.; Fidelity
                                         International Investment Advisors;
                                         Fidelity International Investment
                                         Advisors (U.K.) Limited; and
                                         Fidelity Investments Japan Limited)
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The fund's principal investment goal is  Franklin Templeton Services, LLC capital appreciation. Its secondary goal (the fund's administrator)
is income.
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The fund's investment goal is long-      Franklin Advisory Services, LLC
term total return.
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Maximum total return.                    GE Asset Management

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Seeks long-term growth of capital.       Janus Capital Management LLC

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                                                                                                  Adviser (and Sub-Adviser(s)
                      Subaccount Investing In                   Investment Objective                    as applicable)
                      ----------------------------------------------------------------------------------------------------------
JENNISON 20/20 FOCUS  Jennison 20/20 Focus Fund --     Long-term growth of capital.            Prudential Investments LLC
FUND                  Class A
                      ----------------------------------------------------------------------------------------------------------
JENNISON NATURAL      Jennison Natural Resources Fund, Long-term growth of capital.            Prudential Investments LLC
RESOURCES FUND, INC.  Inc. -- Class A
                      ----------------------------------------------------------------------------------------------------------
JPMORGAN TRUST II     JPMorgan Core Bond Fund --       Seeks to maximize total return by       JPMorgan Investment Advisors Inc.
                      Class A                          investing primarily in a diversified
                                                       portfolio of intermediate- and long-
                                                       term debt securities
                      ----------------------------------------------------------------------------------------------------------
                      JPMorgan Investor Growth &       Seeks long-term capital appreciation    JPMorgan Investment Advisors Inc.
                      Income Fund -- Class A           and growth of income by investing
                                                       primarily in a diversified group of
                                                       mutual funds within the same group of
                                                       investment companies that invest
                                                       primarily in equity securities
                      ----------------------------------------------------------------------------------------------------------
LEGG MASON PARTNERS   Legg Mason Partners Aggressive   Seeks capital appreciation.             Legg Mason Partners Fund Advisor,
AGGRESSIVE GROWTH     Growth Fund, Inc. -- Financial                                           LLC (subadvised by ClearBridge
FUND, INC.            Intermediary Class                                                       Advisors, LLC)
                      ----------------------------------------------------------------------------------------------------------
LEGG MASON VALUE      Legg Mason Value Trust, Inc. --  Long-term growth of capital.            Legg Mason Capital Management,
TRUST, INC.           Financial Intermediary Class                                             Inc.
                      ----------------------------------------------------------------------------------------------------------
LORD ABBETT           Lord Abbett Affiliated Fund --   Long-term growth of capital and         Lord, Abbett & Co. LLC
AFFILIATED FUND, INC. Class A                          income without excessive fluctuations
                                                       in market value.
                      ----------------------------------------------------------------------------------------------------------
LORD ABBETT           Lord Abbett Bond-Debenture       To seek high current income and the     Lord, Abbett & Co. LLC
BOND-DEBENTURE FUND,  Fund -- Class A                  opportunity for capital appreciation to
INC.                                                   produce a high total return.
                      ----------------------------------------------------------------------------------------------------------
LORD ABBETT MID-CAP   Lord Abbett Mid-Cap Value Fund   Seeks capital appreciation through      Lord, Abbett & Co. LLC
VALUE FUND, INC.      -- Class A                       investments, primarily in equity
                                                       securities, which are believed to be
                                                       undervalued in the marketplace.
                      ----------------------------------------------------------------------------------------------------------
OPPENHEIMER CAPITAL   Oppenheimer Capital              Seeks capital appreciation.             OppenheimerFunds, Inc.
APPRECIATION FUND     Appreciation Fund -- Class A
                      ----------------------------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL    Oppenheimer Global Fund --       Seeks capital appreciation.             OppenheimerFunds, Inc.
FUND                  Class A
                      ----------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN      Oppenheimer Main Street Fund --  Seeks high total return.                OppenheimerFunds, Inc.
STREET FUNDS, INC.    Class A
                      ----------------------------------------------------------------------------------------------------------
OPPENHEIMER MAIN      Oppenheimer Main Street Small    Seeks capital appreciation.             OppenheimerFunds, Inc.
STREET SMALL CAP      Cap Fund -- Class A
FUND
                      ----------------------------------------------------------------------------------------------------------
PIMCO FUNDS           PIMCO High Yield Fund --         Seeks maximum total return,             Pacific Investment Management
                      Class A                          consistent with preservation of capital Company LLC
                                                       and prudent investment management.
                      ----------------------------------------------------------------------------------------------------------
                      PIMCO Long-Term U.S.             Seeks maximum total return,             Pacific Investment Management
                      Government Fund -- Class A       consistent with preservation of capital Company LLC
                                                       and prudent investment management.
                      ----------------------------------------------------------------------------------------------------------
                      PIMCO Low Duration Fund --       Seeks maximum total return,             Pacific Investment Management
                      Class A                          consistent with preservation of capital Company LLC
                                                       and prudent investment management.
                      ----------------------------------------------------------------------------------------------------------
                      PIMCO Total Return Fund --       Seeks maximum total return,             Pacific Investment Management
                      Class A                          consistent with preservation of capital Company LLC
                                                       and prudent investment management.
                      ----------------------------------------------------------------------------------------------------------
PUTNAM INVESTMENT     Putnam International Capital     Seeks long-term capital appreciation.   Putnam Investment Management,
FUNDS                 Opportunities Fund -- Class A                                            LLC (subadvised by Putnam
                                                                                               Investments Limited)
                      ----------------------------------------------------------------------------------------------------------

                                                                                                Adviser (and Sub-Adviser(s)
                      Subaccount Investing In                  Investment Objective                   as applicable)
                      --------------------------------------------------------------------------------------------------------
T. ROWE PRICE CAPITAL T. Rowe Price Capital           The fund seeks long-term capital        T. Rowe Price Associates, Inc.
APPRECIATION FUND     Appreciation Fund -- Advisor    appreciation by investing primarily in
                      Class                           common stocks. It may also hold
                                                      fixed-income and other securities to
                                                      help preserve principal value.
                      --------------------------------------------------------------------------------------------------------
T. ROWE PRICE EQUITY  T. Rowe Price Equity Income     The fund seeks to provide substantial   T. Rowe Price Associates, Inc.
INCOME FUND           Fund -- Advisor Class           dividend income as well as long-term
                                                      growth of capital through investments
                                                      in the common stocks of established
                                                      companies.
                      --------------------------------------------------------------------------------------------------------
T. ROWE PRICE GROWTH  T. Rowe Price Growth Stock Fund The fund seeks to provide long-term     T. Rowe Price Associates, Inc.
STOCK FUND, INC.      -- Advisor Class                capital growth and, secondarily,
                                                      increasing dividend income through
                                                      investments in the common stocks of
                                                      well-established growth companies.
                      --------------------------------------------------------------------------------------------------------
THORNBURG INVESTMENT  Thornburg Core Growth Fund --   Seeks long-term growth of capital by    Thornburg Investment Management,
TRUST                 Class A                         investing in equity securities selected Inc.
                                                      for their growth potential.
                      --------------------------------------------------------------------------------------------------------
                      Thornburg International Value   Seeks long-term capital appreciation    Thornburg Investment Management,
                      Fund -- Class A                 by investing in equity and debt         Inc.
                                                      securities of all types. The secondary,
                                                      non-fundamental goal of the fund is to
                                                      seek some current income.
                      --------------------------------------------------------------------------------------------------------
VAN KAMPEN COMSTOCK   Van Kampen Comstock Fund --     To seek capital growth and income       Van Kampen Asset Management
FUND                  Class A                         through investments in equity
                                                      securities, including common stocks,
                                                      preferred stocks and securities
                                                      convertible into common and preferred
                                                      stocks.
                      --------------------------------------------------------------------------------------------------------


Not all of these Portfolios may be available in all states or markets.


We will purchase shares of the Portfolios at net asset value on behalf of the appropriate Subaccounts. We will redeem sufficient shares of the appropriate Portfolios at net asset value to pay death benefits, surrender proceeds, and partial withdrawals; to make income payments; or for other purposes described in the contract. We automatically reinvest all dividend and capital gain distributions of the Portfolios in shares of the distributing Portfolios at their net asset value on the date of distribution. In other words, we do not pay Portfolio dividends or Portfolio distributions to contract owners as additional units, but instead reflect them in unit values.

The Funds have advised us that shares of the Portfolios are available to be purchased directly by the general public ("Retail Investors"). A Retail Investor is not required to purchase a contract or other product issued by a life insurance company, or invest through any employer-sponsored retirement plan, in order to purchase shares of any Portfolio. An annuity contract, therefore, should only be used to fund an IRA or qualified plan to benefit from the annuity's features, such as death benefits, income benefits and other non tax-related benefits, other than tax deferral. If you purchase shares of the Portfolios directly from a broker-dealer or mutual fund company you will not pay the fees or expenses we charge under your contract. Due to the additional contract fees and expenses, which affect Contract Value and Subaccount returns, you should refer only to performance information regarding the Portfolios available through us, rather than to information that may be available through alternate sources.


We reserve the rights, within the law, to make additions, deletions and substitutions for the Portfolios of the Funds. We may substitute shares of other Portfolios for shares already purchased, or to be purchased in the future, under the contract. This substitution might occur if shares of a Portfolio should no longer be available, or if investment in any Portfolio's shares should become inappropriate for the purposes of the contract, in the judgment of our management. The new Portfolios may have higher fees and charges than the ones they replaced. No substitution or deletion will be made without prior notice to you in accordance with the 1940 Act.

We also reserve the right to establish additional Subaccounts, each of which would invest in a separate Portfolio of a Fund, or in shares of another investment company, with a specified investment objective. We may also eliminate one or more Subaccounts if, in our sole discretion, marketing, tax, or investment conditions warrant. We will not eliminate a Subaccount without prior notice to you and, if required, before approval of the SEC. Not all Subaccounts may be available to all classes of contracts.

There are a number of factors that are considered when deciding what Portfolios are made available in your variable annuity contract. Such factors include:
(i) the Portfolio's investment objective; (ii) the Portfolio's performance history; (iii) the Portfolio's holdings and the strategies the Portfolio uses to try and meet its objectives; and (iv) the Portfolio's servicing agreement.


The investment objective is critical because we want to have an array of Portfolios with diverse objectives so that an investor may diversify his or her investment holdings, from a conservative to an aggressive investment portfolio, depending on the advice of his or her investment adviser and risk assessment. There is no assurance, however, that a Portfolio will achieve its stated investment objective. When selecting a Portfolio for our products, we also consider the Portfolio's performance history compared to its peers and whether its holdings and strategies are consistent with its objectives. Please keep in mind that past performance does not guarantee future results. Finally, it is important for us to be able to provide you with a wide array of the services that facilitate your investment program relating to your allocation in Subaccounts that invest in the Portfolios. The Company does not provide investment advice and does not recommend or endorse any particular Subaccount or Portfolio. You bear the entire risk of any decline in your Contract Value resulting from the investment performance of the Subaccounts you have chosen.

We have entered into agreements with either the investment adviser or distributor of each of the Funds and/or, in certain cases, a Portfolio, under which the Portfolio, the adviser or distributor may make payments to us and/or to certain of our affiliates. We consider these payments and fees among a number of factors when deciding to add or keep a Portfolio on the menu of Portfolios that we offer through the contract. These payments may be made in connection with certain administrative and other services we provide relating to the Portfolios. Such administrative services we provide or obtain include but are not limited to: accounting transactions for variable owners and then providing one daily purchase and sale order on behalf of each Portfolio; providing copies of Portfolio prospectuses, Statements of Additional Information and any supplements thereto; forwarding proxy voting information, gathering the information and providing vote totals to the Portfolio on behalf of our owners; and providing customer service on behalf of the Portfolios, including the provision of teleservicing support in connection with the Portfolios and the provision of office space, equipment, facilities and personnel as may be reasonably required or beneficial in order to provide these services to contract owners. The amount of the payments is based on a percentage of the average annual aggregate net amount we have invested in the Portfolio on behalf of the Separate Account and other separate accounts funding certain variable insurance contracts that we and our affiliates issue. These percentages differ, and some Portfolios, investment advisers or distributors pay us a greater percentage than other advisers or distributors based on the level of administrative and other services provided. The availability of these types of arrangements may create an incentive for us to seek and to add as an investment option under the contract funds or portfolios (and classes of shares of such portfolios) that pay us higher amounts. Other funds or portfolios (or available classes of shares of such portfolios) with substantially similar investment objectives may have lower fees and better overall investment performance than the Funds and Portfolios offered through your contract.

We may realize a profit from payments received from a Portfolio or from the adviser and/or the distributor. We may use the proceeds of such payment to pay for the services described above or for any corporate purpose, including payment of expenses (i) that we and/or our affiliates incur in promoting, marketing and administering the contracts, and (ii) that we incur, in our role as intermediary, in maintaining the Portfolios as investment options and facilitating the Subaccounts' investment in the Portfolios.

The amounts we expect to receive from certain Portfolios for the assets allocated to the Portfolios from the Separate Account during 2008 may equal up to 0.25% of annualized average daily net assets.

As noted above, an investment adviser or distributor of a Portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be derived, in whole or in part, from the profits the investment adviser or sub-adviser receives on the advisory fee deducted from Portfolio assets. Contract owners, through their indirect investment in the Portfolios, bear the costs of these advisory fees (see the prospectuses for the Portfolios for more information). The amounts we expect to receive from the adviser and/or the distributor for the assets allocated to the Portfolios from our separate accounts during 2008 range from annual rates of 0.05% to 0.25% of average daily net assets. Payment of these amounts is not an additional charge to you by the Funds or by us, but comes from the Fund's investment adviser or distributor. These payments may vary by Portfolio. Therefore, the amount of such payments paid to us may be greater or smaller based on the Portfolios you select.


In addition to the asset-based payments for administrative and other services described above, the investment adviser or the distributor of the Fund may also pay us, or our affiliate Capital Brokerage Corporation, to participate in periodic sales meetings, for expenses relating to the production of promotional sales literature, and for other expenses or services. The amount paid to us, or our affiliate Capital Brokerage Corporation, may be significant. Payments to participate in sales meetings may provide a Fund's investment adviser or distributor with greater access to our internal and external wholesalers to provide training, marketing support and educational presentations.


In consideration of services provided and expenses incurred by Capital Brokerage Corporation in distributing shares of the Funds or providing related services, Capital Brokerage Corporation also receives Rule 12b-1 fees from all of the Portfolios. See the "Fee Tables" section of this prospectus and the Fund prospectuses. These payments may equal up to 0.30% of Separate Account assets invested in the particular Portfolio. Certain Portfolios may accrue Rule 12b-1 fees at a higher rate (as disclosed in the prospectus for the Portfolio), but payments to us and/or Capital Brokerage Corporation may be made in a lower amount. Not all of the Portfolios may pay the same amounts of Rule 12b-1 fees or shareholder servicing fees. Therefore, the amount of such fees paid to us and/or Capital Brokerage Corporation may be greater or smaller based on the Portfolios you select.

Information about "Fund of Funds." Certain of the Portfolios invest in shares of underlying investment companies ("underlying funds"). Such a Portfolio is often referred to as a "Fund of Funds." Because these Portfolios pursue their goals by investing in underlying funds, if you invest in one of these Portfolios, you will bear a proportionate share of the Portfolio's operating expenses and, also, indirectly, the operating expenses of the underlying funds. Each Portfolio, as a shareholder in an underlying fund, will indirectly bear its proportionate share of any management fees and other expenses paid by the underlying fund.

A Portfolio may operate exclusively as a Fund of Funds or may invest a portion of assets in underlying funds. More information about the Portfolios, including information about the fees and expenses of each of the Portfolios and the underlying funds, if applicable, can be found in the prospectus for each of the Portfolios. Please carefully read the prospectus for each Portfolio before you allocate purchase payments and Contract Value to the corresponding Subaccount.


Voting Rights


As required by law, we will vote the shares of the Portfolios held in the Separate Account at special shareholder meetings based on voting instructions we receive from you. However, if the law changes and we are permitted to vote in our own right, we may elect to do so.

Whenever a Fund calls a shareholder meeting, contract owners with voting interests in a Portfolio will be notified of issues requiring the shareholders' vote as soon as practicable after we receive proxy materials from a Fund. Persons having a voting interest in the Portfolio will be provided with proxy voting materials, reports, other materials, and a form with which to give voting instructions.

We will determine the number of votes for which you have the right to provide voting instructions by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, we will recognize fractional shares.


We will vote Portfolio shares for which no instructions are received (or instructions are not received timely) in the same proportion to those that are received. Therefore, because of proportional voting, a small number of contract owners may control the outcome of a vote. We will apply voting instructions to abstain on any item to be voted on a pro rata basis to reduce the number of votes eligible to be cast.

Asset Allocation Program

The following is a general description of the Asset Allocation Program available under the contract. A complete description is available in the brochure for the program. The program may be referred to as "Efficient Edge" in the brochure or other materials.

General

The Asset Allocation Program is an asset allocation service that we make available at no additional charge for use within the contract. Asset allocation is an investment strategy for distributing assets among asset classes to help attain an investment goal. For your contract, the Asset Allocation Program can help with decisions you need to make about how to allocate your Contract Value among available Subaccounts (and their corresponding Portfolios). The theory behind an asset allocation strategy is that diversification among asset classes can help reduce volatility over the long term.


Genworth Financial Asset Management, Inc. (doing business as Genworth Financial Wealth Management, Inc.) ("GFWM"), one of our affiliates, provides investment advice for the Asset Allocation Program. GFWM is an investment adviser that is registered under the Investment Advisers Act of 1940. As part of the Asset Allocation Program, GFWM has developed five asset allocation models ("Asset Allocation Models" or "Models"), each based on different profiles of an investor's investment time horizon and willingness to accept investment risk. Another available Asset Allocation Model is a "build your own" Asset Allocation Model. We will refer to this Asset Allocation Model as the "Build Your Own Asset Allocation Model" when necessary to distinguish it from the other Asset Allocation Models. The distinguishing features of the Build Your Own Asset Allocation Model are discussed in the "Build Your Own Asset Allocation Model" provision below. The Asset Allocation Models are designed for use in two different circumstances, as discussed below.

  . Lifetime Income Plus 2008 is designed to provide protection against market downturns. To ensure that contract owners' assets protected under this rider are invested in accordance with an investment strategy involving an appropriate level of risk, we require the assets to be invested only in an Investment Strategy. For contract owners that purchase Lifetime Income Plus 2008, the contract owner may elect Asset Allocation Model A, B, C, or D or the Build Your Own Asset Allocation Model (or invest in one or more of the Designated Subaccounts) as the Investment Strategy for Lifetime Income Plus 2008. A contract owner, however, may not elect Asset Allocation Model E.


  . Contract owners that do not purchase Lifetime Income Plus 2008 may also elect to participate in the Asset Allocation Program. These contract owners may choose Asset Allocation Model A, B, C, D or E. The Build Your Own Asset Allocation Model, however, is not available to these contract owners.

If you elect to participate in the Asset Allocation Program, your initial purchase payment will be allocated to the Subaccounts corresponding to the Portfolios in the Asset Allocation Model you select. Any subsequent purchase payments you make will also be allocated accordingly, unless you instruct us otherwise in writing. The Build Your Own Asset Allocation Model works a little differently, as discussed in the "Build Your Own Asset Allocation Model" provision below.


If you participate in the Asset Allocation Program, GFWM will serve as your investment adviser solely for the purposes of the development of the Asset Allocation Models (except for the Build Your Own Asset Allocation Model) and periodic updates of the Models. On a periodic basis (generally annually), the Asset Allocation Models are updated as discussed below. If you elect to participate in the Asset Allocation Program, we will reallocate your Contract Value or purchase payments, as applicable, in accordance with the Model you select as it is updated from time to time based on limited discretionary authority that you grant to us, unless you instruct us otherwise. For more information on GFWM's role as investment adviser for the Asset Allocation Program, you may review GFWM's disclosure brochure, which will be delivered to you at the time you apply for a contract. Please contact us if you would like to receive a free copy of this brochure. We may change the investment adviser that we use to develop and periodically update the Asset Allocation Models, or to the extent permissible under applicable law, use no investment adviser at all. We may perform certain administrative functions on behalf of GFWM. However, we are not registered as an investment adviser and are not providing any investment advice in making the Asset Allocation Program available to contract owners.


The Asset Allocation Models


There are six Asset Allocation Models, each comprised of a carefully selected combination of Portfolios offered under the contract. Development of the Asset Allocation Models involves a multi-step process designed to optimize the selection of Portfolios, for a given level of risk tolerance, in an effort to maximize returns and limit the effects of market volatility. The discussion in this section generally applies to all of the Asset Allocation Models, although certain distinguishing features of the Build Your Own Asset Allocation Model are discussed in the "Build Your Own Asset Allocation Model" provision below.

Asset allocation strategies reflect the theory that diversification among asset classes can help reduce volatility and potentially enhance returns over the long term. An asset class may be a category of investments having similar characteristics, such as stocks and other equity investments, and bonds and other fixed income investments. There may also be further divisions within asset classes, such as divisions according to the size of the issuer (e.g., large cap, mid cap, or small cap), the type of issuer (e.g., government, municipal, or corporate), or the location of the issuer (e.g., domestic or foreign). GFWM has identified target allocations, between equities and fixed income investments, for the level of risk, investment time horizon and investment objective specified for Asset Allocation Model A, B, C, D and E. In addition to these allocations, GFWM also conducts an optimization analysis to determine the appropriate further breakdown of asset classes for each Asset Allocation Model.


Next, after the asset class exposures are known for each Asset Allocation Model, a determination is made as to how available

Portfolios can be used to implement the asset class allocations. The Portfolios are selected by evaluating asset classes represented by each Portfolio and combining Portfolios to arrive at the desired asset class exposures. GFWM considers various factors in selecting the Portfolios for each Asset Allocation Model, which may include historical style analysis, as well as qualitative assessments of a Portfolio's portfolio manager and expected future market and economic conditions. In addition, GFWM may consider (but is not obligated to follow) recommendations we may make regarding what Portfolios to use. These recommendations may be based on various factors, including whether the investment adviser or distributor of a Portfolio pays us a fee in connection with certain administrative and other services we provide relating to the Portfolio, and whether our affiliate Capital Brokerage Corporation receives Rule 12b-1 fees from the Portfolio. Based on this analysis, Portfolios are selected in a manner that is intended to optimize potential returns of each Model, given a particular level of risk tolerance. This process could, in some cases, result in the inclusion of a Portfolio in a Model based on its specific asset class exposure or other specific optimization factors, even when another Portfolio may have better investment performance. In addition, this may also result in the inclusion of Portfolios with higher fees that may adversely affect performance.

Build Your Own Asset Allocation Model. The Build Your Own Asset Allocation Model allows for more flexibility than the other five Asset Allocation Models, enabling you, in consultation with your registered representative, to construct your own asset allocation that you believe best meets your individual investment objectives. We have constructed the Build Your Own Asset Allocation Model to require that you invest between 20% and 80% of your assets in the "Core" asset class, between 20% and 60% of your assets in the "Fixed Income" asset class, and no more than 20% of your assets in the "Specialty" asset class, for a total of 100% of assets invested in accordance with the Model. In constructing the parameters for the Build Your Own Asset Allocation Model, we defined the asset classes among which assets should be allocated, and determined an appropriate percentage range for each asset class. In making these determinations, our goal is to permit any asset allocation that is appropriate for contract owners with moderately conservative to moderately aggressive risk tolerance levels.

GFWM's role for the Build Your Own Asset Allocation Model is to make determinations as to how available Portfolios fit within each asset class. GFWM considers various factors in assigning Portfolios to an asset class, which may include historical style analysis and asset performance and multiple regression analyses.



As with the other Asset Allocation Models, GFWM may be subject to certain conflicts of interests in categorizing the Portfolios for the Build Your Own Asset Allocation Model, including recommendations from us on which Portfolios to include in the Model or a specific asset class based on the fees we receive in connection with a Portfolio (see the discussion in "The Asset Allocation Models" provision above) and the need by certain Portfolios for additional assets (see the discussion in the "Risks" provision below). It is possible that such conflicts of interest could affect, among other matters, GFWM's decisions as to which asset class to categorize a Portfolio.


Periodic Updates of Asset Allocation Models and Notices of Updates


Each of the Asset Allocation Models is evaluated periodically (generally annually) to assess whether the combination of Portfolios within each Model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the Model. As a result of such periodic analysis, each Model may change, such as by revising the percentages allocated to such Portfolio. In addition, Portfolios may be added to a Model (including Portfolios not currently available in the contract), or Portfolios may be deleted from a Model.

We evaluate the Build Your Own Asset Allocation Model periodically to assess whether the asset allocation parameters should be changed to better ensure that resulting asset allocations are in an appropriate risk tolerance range. If, as a result of such periodic analysis, we determine that the Build Your Own Asset Allocation Model must change (for example by adding, removing or modifying asset classes or by changing the percentage range of investments allocable to an asset class), then we will make a new Build Your Own Asset Allocation Model available for new contract owners.

GFWM will also evaluate the Build Your Own Asset Allocation Model to assess whether the Portfolios are appropriately categorized within each asset class. As a result of this evaluation, GFWM may determine that certain Portfolios should be placed in a different asset class or, perhaps, removed from the Model, or that other Portfolios should be added to the Model (including Portfolios not currently available in the contract).

When your Asset Allocation Model is updated (as described below), we will reallocate your Contract Value (and subsequent purchase payments, if applicable) in accordance with any changes to the Model you have selected. This means the allocation of your Contract Value, and potentially the Portfolios in which you are invested, will change and your Contract Value (and subsequent purchase payments, if applicable) will be reallocated among the Portfolios in your updated Model

(independently of monthly rebalancing, as discussed below). As discussed below, in the case of the Build Your Own Asset Allocation Model it is possible that a change may be made to the Build Your Own Asset Allocation Model that will require a contract owner to provide us with new allocation instructions.

When Asset Allocation Models are to be updated, we will send you written notice of the updates to the Models at least 30 days in advance of the date the updated version of the Model is intended to be effective. Contract owners purchasing contracts who elect to participate in the Asset Allocation Program within the two-week period prior to a date that Asset Allocation Models are to be updated will be provided with information regarding the composition of both the current Asset Allocation Model as well as the proposed changes to the Model. You should carefully review these notices. If you wish to accept the changes to your selected Model, you will not need to take any action, as your Contract Value (and subsequent purchase payments, if applicable) will be reallocated in accordance with the updated Model. If you do not wish to accept the changes to your selected Model, you have the following alternatives. If you elected Lifetime Income Plus 2008, you must transfer your Contract Value to one or more of the Designated Subaccounts (as described in the sections of this prospectus discussing the riders), or one of the other available Asset Allocation Models. Contract owners that own Lifetime Income Plus 2008 must always allocate assets in accordance with the Investment Strategy, and any instructions that attempt to allocate assets otherwise will be considered not in good order and rejected.

Please note, also, that changes may be made to the Build Your Own Asset Allocation Model that will require contract owners whose existing allocations will not meet the parameters of the revised Model to provide us with new allocation instructions. For example, a Portfolio may be moved from one asset class to another or shares of a Portfolio may become unavailable under the contract or in the Model. If we do not receive new allocation instructions from the contract owner in these circumstances in a timely manner after we request such new instructions, the contract owner's assets will be re-allocated to Asset Allocation Model C until we receive new instructions.

When a Portfolio in which your assets are invested is closed to new investments but remains in your contract, your investment in that Portfolio at the time of the closing will remain, and you will not be re-allocated to Asset Allocation Model C. However, any subsequent purchase payments or transfers requesting an allocation to such a Portfolio will be considered not in good order, and you will be asked to provide us with updated allocation instructions.


If you did not elect Lifetime Income Plus 2008, you may change to a different Asset Allocation Model or reject the change.


If you choose to reject a change in an Asset Allocation Model in accordance with the procedures described above, you create your own portfolio (a "self-directed portfolio"), you have terminated your advisory relationship with GFWM and GFWM provides no investment advice related to the creation of a self-directed portfolio. Further, once you have rejected a change in a Model, you are considered to have elected to reject all future changes in the Model. Therefore, if you reject a Model change and thereby create a self-directed portfolio, you will not receive a periodic review of or changes to your portfolio, as would be provided by GFWM with respect to the Asset Allocation Models. You will, however, continue to receive a quarterly statement with information about your Contract Value, as well as written materials from GFWM about any changes proposed to be made to the Models, and you can notify us in writing to allocate your Contract Value in accordance with such changes.


Selecting an Asset Allocation Model

For contract owners who have not elected Lifetime Income Plus 2008.


If you purchase Lifetime Income Plus 2008 and elect to participate in the Asset Allocation Program, you must allocate your Contract Value (and subsequent purchase payments, if applicable) to Asset Allocation Model A, B, C, or D or the Build Your Own Asset Allocation Model. If you elect to participate in the Asset Allocation Program and you have not elected Lifetime Income Plus 2008, you must choose Asset Allocation Model A, B, C, D or E for your allocations. We will not make this decision, nor will GFWM. The following paragraph provides some information you may want to consider in making this decision.


You should consult with your registered representative and/or your financial adviser on your decision regarding which Asset Allocation Model to select. Your registered representative can assist you in determining which Model may be best suited to your financial needs, investment time horizon, and willingness to accept investment risk, and can help you complete the proper forms to participate in the Asset Allocation Program. You should also periodically review these factors with your registered representative to consider whether you should change Models (or, if you have purchased Lifetime Income Plus 2008, whether you should transfer your Contract Value to one or more of the Designated Subaccounts) to reflect any changes in your personal circumstances. Your registered representative can help you complete the proper forms to change to a different Model or transfer to Designated Subaccounts.


In light of our potential payment obligations under the riders, we will not permit contract owners who have selected a rider to allocate their assets in either a highly aggressive or highly conservative manner. In deciding whether to purchase a rider, you and your registered representative should consider whether an asset allocation not permitted under the rider would best meet your investment objectives.

You may, in consultation with your registered representative, utilize an investor profile questionnaire we make available, which asks questions intended to help you or your registered representative assess your financial needs, investment time horizon, and willingness to accept investment risk. However, even if you utilize the investor profile questionnaire, it is your decision, in consultation with your registered representative, which Model to choose initially or whether to change to a different Model or transfer to Designated Subaccounts, as the case may be, at a later time. Neither we nor GFWM bear any responsibility for this decision. You may change to a different Model or transfer to Designated Subaccounts, as the case may be, at any time with a proper written request or by telephone or electronic instructions, provided a valid telephone/electronic authorization is on file with us.


Monthly Rebalancing

Each calendar month (on the "monthly anniversary" of your Contract Date), and on any Valuation Day after any transaction involving a withdrawal, receipt of a purchase payment or a transfer of Contract Value, we rebalance your Contract Value to maintain the Subaccounts and their corresponding Portfolios, and the relative percentages of the Subaccounts, for your selected Asset Allocation Model. This monthly rebalancing takes account of:

  . increases and decreases in Contract Value in each Subaccount due to Subaccount performance; and

  . increases and decreases in Contract Value in each Subaccount due to Subaccount transfers, withdrawals (particularly if taken from specific Subaccounts you have designated), and purchase payments (particularly if allocated to specific Subaccounts you have designated).

The first monthly rebalancing will occur on the first "monthly anniversary" of the Contract Date.

We will not rebalance self-directed portfolios (discussed above) unless the contract owner elects the Portfolio Rebalancing program. For self-directed portfolios, future purchase payments for which no specific allocation instructions are received will be allocated in accordance with the last allocation instructions we received, which may have been a prior version of their Asset Allocation Model. Accordingly, if you have a self-directed portfolio you should consider providing specific allocation instructions with each purchase payment or contacting us to update your default allocation instructions.

Quarterly Reports

If you elect to participate in the Asset Allocation Program, you will be sent quarterly reports that provide information about the Subaccounts within your Model, as part of your usual quarterly statement. Information concerning the current Models is provided below.

Risks

Although the Asset Allocation Models are designed to optimize returns given the various levels of risk, there is no assurance that a Model portfolio will not lose money or not experience volatility. Investment performance of your Contract Value could be better or worse by participating in an Asset Allocation Model than if you had not participated. A Model may perform better or worse than any single Portfolio, Subaccount or asset class or other combinations of Portfolios, Subaccounts or asset classes. Model performance is dependent upon the performance of the component Portfolios. Your Contract Value will fluctuate, and when redeemed, may be worth more or less than the original cost.

An Asset Allocation Model may not perform as intended. Although the Models are intended to optimize returns given various levels of risk tolerance, portfolio, market and asset class performance may differ in the future from the historical performance and assumptions upon which the Models are based, which could cause the Models to be ineffective or less effective in reducing volatility.

Periodic updating of the Asset Allocation Models can cause the underlying Portfolios to incur transactional expenses to raise cash for money flowing out of the Portfolios or to buy securities with money flowing into the Portfolios. These expenses can adversely affect performance of the related Portfolios and the Models.


GFWM may be subject to competing interests that have the potential to influence its decision making with regard to the Asset Allocation Program. For example, GFWM's affiliates (including us) may believe that certain Portfolios could benefit from additional assets or could be harmed by redemptions.

In addition, the Portfolios underlying the Subaccounts may invest, depending upon their investment objective and decisions by their investment managers, in securities issued by Genworth Financial, Inc., GFWM's ultimate parent, or its affiliates. GFWM will not have any role in determining whether a Portfolio should purchase or sell Genworth securities. GFWM may allocate portions of the Asset Allocation Models to Portfolios which have held, hold or may hold Genworth securities. GFWM's decision to allocate a percentage of a Model to such a Portfolio will be based on the merits of investing in such a Portfolio and a determination that such an investment is appropriate for the Model.

The Models

Information concerning the Asset Allocation Models is provided on the following pages. You should review this information carefully before selecting or changing a Model.


                         Moderately                                Moderately
   Conservative         Conservative           Moderate            Aggressive           Aggressive
    Allocation           Allocation           Allocation           Allocation           Allocation
     "Model A"            "Model B"            "Model C"            "Model D"            "Model E"
--------------------------------------------------------------------------------------------------------
                                           Investor Profile
--------------------------------------------------------------------------------------------------------
Investor is willing  Investor is willing  Investor is willing  Investor is willing  Investor is willing
to accept a low      to accept a low to   to accept a          to accept a          to accept a high
level of risk, has   moderate level of    moderate level of    moderate to high     level of risk, has
a short term (less   risk, has a          risk, has a          level of risk, has   a long term (more
than five years)     moderately short     moderately long      a long term (15 to   than 15 years)
investment time      term (less than ten  term (10 to 20       20 years)            investment time
horizon and is       years) investment    years) investment    investment time      horizon and has the
looking for an       time horizon and is  time horizon and is  horizon and is       temperament to ride
investment that is   looking for an       looking for an       looking for a        out market swings.
relatively stable    investment to keep   investment with the  growth oriented
in value.            pace with inflation. opportunity for      investment.
                                          long term moderate
                                          growth.
--------------------------------------------------------------------------------------------------------

                                          Investor Objective
--------------------------------------------------------------------------------------------------------
High level of        Growth and current   Growth of capital    Growth of capital    Growth of capital.
current income with  income. Target       with a low to        but without the      Target allocation
preservation of      allocation mix is    moderate level of    price swings of an   mix is 100%
capital. Target      40% equities and     current income.      all equity           equities.
allocation mix is    60% fixed income.    Target allocation    portfolio. Target
20% equities and                          mix is 60% equities  allocation mix is
80% fixed income.                         and 40% fixed        80% equities and
                                          income.              20% fixed income.
--------------------------------------------------------------------------------------------------------




                                  Build Your Own
                              Asset Allocation Model
----------------------------------------------------------------------------------------
The Build Your Own Asset Allocation Model is constructed, generally, to allow for the creation of an equity to fixed income allocation that ranges between 40% equities/60%
fixed income to 80% equities/20% fixed income. These ranges generally fall within the
Investor Profile and Investor Objective for Asset Allocation Model B (Moderately
Conservative Allocation) on one end of the spectrum and Asset Allocation Model D
(Moderately Aggressive Allocation) on the other. Of course, the Investor Profile and
Investor Objective that your allocation will most closely correspond to will depend on your actual allocation.
----------------------------------------------------------------------------------------

             MODEL PERCENTAGE ALLOCATIONS AND PORTFOLIO SELECTIONS


                                                                   Portfolios                                    Model A Model B
---------------------------------------------------------------------------------------------------------------------------------
Equities
---------------------------------------------------------------------------------------------------------------------------------
Large Cap Growth                Jennison 20/20 Focus Fund -- Class A                                                2%      4%
                                -------------------------------------------------------------------------------------------------
                                T. Rowe Price Growth Stock Fund -- Advisor Class                                    2%      4%
---------------------------------------------------------------------------------------------------------------------------------
Large Cap Core                  Davis New York Venture Fund -- Class A                                              2%      3%
                                -------------------------------------------------------------------------------------------------
                                Evergreen Equity Trust -- Evergreen Enhanced S&P 500 Fund -- Class A                1%      3%
---------------------------------------------------------------------------------------------------------------------------------
Large Cap Value                 Allianz Funds -- Allianz NFJ Large-Cap Value Fund -- Class A                        1%      3%
                                -------------------------------------------------------------------------------------------------
                                Eaton Vance Special Investment Trust --
                                Eaton Vance Large-Cap Value Fund -- Class A                                         2%      3%
---------------------------------------------------------------------------------------------------------------------------------
Mid Cap Growth                  Fidelity Advisor Series II -- Fidelity Advisor Mid Cap II Fund -- Class A           1%      1%
---------------------------------------------------------------------------------------------------------------------------------
Mid Cap Value                   Columbia Funds Series Trust -- Columbia Mid Cap Value Fund -- Class A               1%      1%
---------------------------------------------------------------------------------------------------------------------------------
Small Cap Core                  Oppenheimer Main Street Small Cap Fund -- Class A                                   0%      1%
---------------------------------------------------------------------------------------------------------------------------------
Natural Resources               Jennison Natural Resources Fund, Inc. -- Class A                                    0%      1%
---------------------------------------------------------------------------------------------------------------------------------
Global Equity                   Oppenheimer Global Fund -- Class A                                                  2%      4%
---------------------------------------------------------------------------------------------------------------------------------
Foreign Large Cap Growth        Columbia Funds Series Trust -- Columbia Marsico International Opportunities
                                Fund -- Class A                                                                     3%      6%
---------------------------------------------------------------------------------------------------------------------------------
Foreign Large Cap Value         AllianceBernstein Trust -- AllianceBernstein International Value Fund -- Class A    1%      3%
                                -------------------------------------------------------------------------------------------------
                                Allianz Funds -- Allianz NFJ International Value Fund -- Class A                    2%      3%
---------------------------------------------------------------------------------------------------------------------------------

    Total % Equities                                                                                               20%     40%
---------------------------------------------------------------------------------------------------------------------------------
Fixed Income
---------------------------------------------------------------------------------------------------------------------------------
Long Duration                   PIMCO Funds -- PIMCO Long-Term U.S. Government Fund -- Class A                      4%      3%
---------------------------------------------------------------------------------------------------------------------------------
Medium Duration                 JPMorgan Trust II -- JPMorgan Core Bond Fund -- Class A                            16%     12%
                                -------------------------------------------------------------------------------------------------
                                PIMCO Funds -- PIMCO Total Return Fund -- Class A                                  16%     12%
---------------------------------------------------------------------------------------------------------------------------------
Short Duration                  PIMCO Funds -- PIMCO Low Duration Fund -- Class A                                  20%     15%
---------------------------------------------------------------------------------------------------------------------------------
Treasury Inflation -- Protected American Century Government Income Trust -- American Century
Securities                      Inflation-Adjusted Bond Fund -- Advisor Class                                      16%     12%
---------------------------------------------------------------------------------------------------------------------------------
Domestic High Yield             PIMCO Funds -- PIMCO High Yield Fund -- Class A                                     4%      3%
---------------------------------------------------------------------------------------------------------------------------------
Bank Loans                      Eaton Vance Mutual Funds Trust -- Eaton Vance Floating-Rate Fund -- Class A         4%      3%
---------------------------------------------------------------------------------------------------------------------------------

    Total % Fixed Income                                                                                           80%     60%
---------------------------------------------------------------------------------------------------------------------------------


                                   Portfolios                                    Model C Model D Model E
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Jennison 20/20 Focus Fund -- Class A                                                5%      7%      9%
--------------------------------------------------------------------------------------------------------
T. Rowe Price Growth Stock Fund -- Advisor Class                                    5%      7%      9%
--------------------------------------------------------------------------------------------------------
Davis New York Venture Fund -- Class A                                              5%      7%      8%
--------------------------------------------------------------------------------------------------------
Evergreen Equity Trust -- Evergreen Enhanced S&P 500 Fund -- Class A                4%      6%      7%
--------------------------------------------------------------------------------------------------------
Allianz Funds -- Allianz NFJ Large-Cap Value Fund -- Class A                        4%      6%      7%
--------------------------------------------------------------------------------------------------------
Eaton Vance Special Investment Trust --
Eaton Vance Large-Cap Value Fund -- Class A                                         5%      6%      8%
--------------------------------------------------------------------------------------------------------
Fidelity Advisor Series II -- Fidelity Advisor Mid Cap II Fund -- Class A           2%      2%      3%
--------------------------------------------------------------------------------------------------------
Columbia Funds Series Trust -- Columbia Mid Cap Value Fund -- Class A               2%      2%      3%
--------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Small Cap Fund -- Class A                                   2%      2%      3%
--------------------------------------------------------------------------------------------------------
Jennison Natural Resources Fund, Inc. -- Class A                                    2%      3%      3%
--------------------------------------------------------------------------------------------------------
Oppenheimer Global Fund -- Class A                                                  6%      8%     10%
--------------------------------------------------------------------------------------------------------
Columbia Funds Series Trust -- Columbia Marsico International Opportunities
Fund -- Class A                                                                     9%     12%     15%
--------------------------------------------------------------------------------------------------------
AllianceBernstein Trust -- AllianceBernstein International Value Fund -- Class A    4%      6%      7%
--------------------------------------------------------------------------------------------------------
Allianz Funds -- Allianz NFJ International Value Fund -- Class A                    5%      6%      8%
--------------------------------------------------------------------------------------------------------

                                                                                   60%     80%    100%
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
PIMCO Funds -- PIMCO Long-Term U.S. Government Fund -- Class A                      2%      1%      0%
--------------------------------------------------------------------------------------------------------
JPMorgan Trust II -- JPMorgan Core Bond Fund -- Class A                             8%      4%      0%
--------------------------------------------------------------------------------------------------------
PIMCO Funds -- PIMCO Total Return Fund -- Class A                                   8%      4%      0%
--------------------------------------------------------------------------------------------------------
PIMCO Funds -- PIMCO Low Duration Fund -- Class A                                  10%      5%      0%
--------------------------------------------------------------------------------------------------------
American Century Government Income Trust -- American Century
Inflation-Adjusted Bond Fund -- Advisor Class                                       8%      4%      0%
--------------------------------------------------------------------------------------------------------
PIMCO Funds -- PIMCO High Yield Fund -- Class A                                     2%      1%      0%
--------------------------------------------------------------------------------------------------------
Eaton Vance Mutual Funds Trust -- Eaton Vance Floating-Rate Fund -- Class A         2%      1%      0%
--------------------------------------------------------------------------------------------------------

                                                                                   40%     20%      0%
--------------------------------------------------------------------------------------------------------

                   [To be revised and updated by amendment.]

             MODEL PERCENTAGE ALLOCATIONS AND PORTFOLIO SELECTIONS


            BUILD YOUR OWN ASSET ALLOCATION MODEL
--------------------------------------------------------------
    Core Asset         Specialty Asset    Fixed Income Asset
Class (20% to 80%)    Class (0% to 20%)   Class (20% to 60%)
--------------------------------------------------------------
AIM Charter Fund --  AllianceBernstein    JPMorgan Core Bond
Class A              International Value  Fund -- Class A
AllianceBernstein    Fund -- Class A      PIMCO Long-Term
Balanced Wealth      AllianceBernstein    U.S. Government
Strategy -- Class A  Small Cap Growth     Fund -- Class A
AllianceBernstein    Portfolio -- Class A PIMCO Low Duration
Wealth Appreciation  Allianz NFJ          Fund -- Class A
Strategy -- Class A  International Value  PIMCO Total Return
American Century     Fund -- Class A      Fund -- Class A
Equity Income Fund   Allianz NFJ
-- A Class           Large-Cap Value
BlackRock Basic      Fund -- Class A
Value Fund --        American Century
Investor A           Inflation-Adjusted
BlackRock Global     Bond Fund --
Allocation Fund --   Advisor Class
Investor A           Calamos Growth Fund
Columbia Acorn Fund  -- Class A
-- Class A           Cohen & Steers
Davis New York       Global Realty
Venture Fund --      Shares -- Class A
Class A              Columbia Marsico
Eaton Vance          21st Century Fund
Large-Cap Value      -- Class A
Fund -- Class A      Columbia Marsico
Evergreen Enhanced   International
S&P 500 Fund/2/ --   Opportunities Fund
Class A              -- Class A
Fidelity Advisor     Columbia Mid Cap
Balanced Fund --     Value Fund --
Class A              Class A
Fidelity Advisor     Eaton Vance
New Insights Fund    Floating-Rate Fund
-- Class A           -- Class A
Franklin Templeton   Evergreen Intrinsic
Founding Funds       Value Fund --
Allocation Fund --   Class A
Class A              Federated Kaufmann
GE Strategic         Fund -- Class A
Investment Fund --   Fidelity Advisor
Class A              Equity Growth Fund
JPMorgan Investor    -- Class A
Growth & Income      Fidelity Advisor
Fund -- Class A      Leveraged Company
Lord Abbett          Stock Fund --
Affiliated Fund --   Class A
Class A              Fidelity Advisor
Lord Abbett Mid-Cap  Mid Cap II Fund --
Value Fund --        Class A
Class A              Franklin Small Cap
Oppenheimer Capital  Value Fund --
Appreciation Fund    Class A
-- Class A           Janus Adviser Forty
Oppenheimer Global   Fund -- Class A
Fund -- Class A      Jennison 20/20
Oppenheimer Main     Focus Fund -- Class
Street Fund --       A
Class A              Jennison Natural
T. Rowe Price        Resources Fund,
Capital              Inc. -- Class A
Appreciation Fund    Legg Mason Partners
-- Advisor Class     Aggressive Growth
T. Rowe Price        Fund, Inc. --
Equity Income Fund     Financial
-- Advisor Class     Intermediary Class
T. Rowe Price        Legg Mason Value
Growth Stock Fund    Trust, Inc. --
-- Advisor Class     Financial
Van Kampen Comstock  Intermediary Class
Fund -- Class A      Lord Abbett
                     Bond-Debenture Fund
                     -- Class A
                     Oppenheimer Main
                     Street Small Cap
                     Fund -- Class A
                     PIMCO High Yield
                     Fund -- Class A
                     Putnam
                     International
                     Capital
                     Opportunities Fund
                     -- Class A
                     Thornburg Core
                     Growth Fund --
                     Class A
                     Thornburg
                     International Value
                     Fund -- Class A
--------------------------------------------------------------

CHARGES AND OTHER DEDUCTIONS


We sell the contracts through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of the Company. We pay commissions to the broker-dealers for selling the contracts. We intend over time to recover commissions, marketing, administrative and other costs of contract benefits, and other incentives we pay, through fees and charges imposed under the contracts and other corporate revenue. See the "Sale of the Contracts" provision of this prospectus for more information.


All of the charges described in this section apply to assets allocated to the Separate Account.

We will deduct the charges described below to cover our costs and expenses, services provided, and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder. Our administrative services include:

  .  processing applications for and issuing the contracts;

  .  maintaining records;

  .  administering income payments;

  . furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);

  .  reconciling and depositing cash receipts;


  .  providing tax information;


  .  providing contract confirmations and periodic statements;

  .  providing toll-free inquiry services; and

  .  furnishing telephone and internet transaction services.

The risks we assume include:

  .  the risk that the death benefit will be greater than the Surrender Value;

  . the risk that the actual lifespan of persons receiving income payments under the contract will exceed the assumptions reflected in our guaranteed rates (these rates are incorporated in the contract and cannot be changed);


  . the risk that more owners than expected will qualify for waivers of contract surrender charges; and


  . the risk that our costs in providing the services will exceed our revenues from contract charges (which cannot be changed by us).

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the surrender charge we collect may not fully cover all the sales and distribution expenses we actually incur. We may also realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

Transaction Expenses

Surrender Charge

We assess a surrender charge on total surrenders and partial withdrawals of purchase payments, unless you meet an available exception as described below. You pay this charge to compensate us for the losses we experience on contract distribution costs.

We calculate the surrender charge separately for each purchase payment. For purposes of calculating this charge, we assume that you withdraw purchase payments on a first-in, first-out basis. We deduct the surrender charge proportionately from the Subaccounts.


There are two surrender charge schedule options available under this contract. The B Share option has a seven-year surrender charge schedule and the L Share option has a four-year surrender charge schedule. You must elect your surrender charge schedule option at the time of application. The mortality and expense risk charge for the contract is higher if the contract is issued with an L Share surrender charge schedule. Please note that, irrespective of the surrender charge option that is chosen, the applicable mortality and expense risk charge will be assessed for the duration of the contract and not merely for the duration of the surrender charge period.


If the B Share option is elected at application, the surrender charge schedule is as follows:

                     Surrender Charge
Number of Completed as a Percentage of
  Years Since We    the Surrendered or
   Received the         Withdrawn
 Purchase Payment    Purchase Payment
--------------------------------------
         0                  6%
         1                  6%
         2                  6%
         3                  6%
         4                  5%
         5                  4%
         6                  3%
     7 or more              0%
--------------------------------------

If the L Share option is elected at application, the surrender charge schedule is as follows:

                     Surrender Charge
Number of Completed as a Percentage of
  Years Since We    the Surrendered or
   Received the         Withdrawn
 Purchase Payment    Purchase Payment
--------------------------------------
         0                  6
         1                  5
         2                  4
         3                  2
     4 or more              0
--------------------------------------


The L Share surrender charge schedule option may be referred to as the "Early Access" option in our contract marketing materials.


Exceptions to the Surrender Charge

We do not assess the surrender charge:

  .  on amounts of Contract Value representing gain (as defined below);

  .  on free withdrawal amounts (as defined below);

  . on surrenders or partial withdrawals taken under Optional Payment Plan 1, Optional Payment Plan 2, or Optional Payment Plan 3 (for a period of 5 or more years); or

  .  if a waiver of surrender charge provision applies.

You may withdraw an amount equal to the greater of 10% of your total purchase payments or any amount withdrawn to meet minimum distribution requirements under the Code each contract year without a surrender charge (the "free withdrawal amount"). If you are making a withdrawal from this contract to meet annual minimum distribution requirements under the Code, and the minimum distribution amount attributable to this contract for the calendar year ending at or before the last day of the contract year exceeds the free withdrawal amount, you may withdraw the difference free of surrender charges. We will deduct amounts surrendered first from any gain in the contract and then from purchase payments made. A surrender charge is not assessed on any amounts representing gain. The free withdrawal amount is not cumulative from contract year to contract year. For tax purposes, a surrender is usually treated as a withdrawal of earnings first.

Further, we will waive the surrender charge if you annuitize the contract under Optional Payment Plan 1 (Life Income with Period Certain), Optional Payment
Plan 2 (Joint Life and Survivor Income) or Optional Payment Plan 3 (Income for a Fixed Period) provided that you select a fixed period of 5 years or more. We may also waive surrender charges for certain withdrawals made pursuant to Lifetime Income Plus 2008. See the "Optional Payment Plans" and "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2008" provisions of this prospectus.


We also will waive surrender charges arising from a surrender occurring before income payments begin if, at the time we receive the surrender request, we have received due proof that the Annuitant has a qualifying terminal illness (provided the illness was diagnosed at least one year after the Contract Date). If you surrender the contract under the terminal illness waiver, please remember that we will pay your Contract Value, which could be less than the death benefit otherwise available. All Annuitants must be age 80 or younger on the Contract Date to be eligible for this waiver. The terms and conditions of the waiver are set forth in your contract.


Deductions from the Separate Account

We deduct from the Separate Account an amount, computed daily, at an annual rate of 1.65% (for the L Share option) or 1.35% (for the B Share option) of your daily net assets of the Separate Account. The charge consists of a mortality and expense risk charge at an effective annual rate of 1.50% (for the L Share Option) or 1.20% (for the B Share option) and an administrative expense charge at an effective annual rate of 0.15%. If the contract is a Joint Annuitant contract, we assess an additional Joint Annuitant charge at an effective annual rate of 0.05% against the daily net asset value of the Separate Account. We will also assess the applicable charge for any optional benefit you may elect, as described below. The deductions from the Separate Account are reflected in your Contract Value.

Reduction or Elimination of Charges and Deductions


We reserve the right to reduce or waive any contract or rider charge or deduction for sales of the contract made to certain employees or agents of the Company and its affiliates, or any of their immediate family members, or to employees, agents and registered representatives of the brokerage firms and financial institutions that sell the contract, or any of their immediate family members. In lieu of a reduction or waiver, we may apply a credit to Contract Value.

We may reduce or waive these items or apply a credit to Contract Value based on expected economies of scale and on differences in costs or services. We reserve the right to implement such reductions, waivers or credits on a temporary or permanent basis and to modify, suspend or terminate such reductions, waivers or credits at any time.

Charges for the Living Benefit Rider Options

Charge for Lifetime Income Plus 2008

You may purchase Lifetime Income Plus 2008 with or without the Principal Protection Death Benefit. We assess a charge for the guaranteed minimum withdrawal benefit provided by the rider. The charge for the guaranteed minimum withdrawal benefit is calculated quarterly as a percentage of the benefit base, as defined and determined under the rider, and deducted quarterly from the Contract Value. On the Contract Date, the benefit base equals Contract Value. The benefit base will change and may be higher than the Contract Value on any given day.


If you purchase Lifetime Income Plus 2008 with the Principal Protection Death Benefit, another charge will be assessed for the Principal Protection Death Benefit. The charge for the Principal Protection Death Benefit is calculated quarterly as a percentage of the value of the Principal Protection Death Benefit, as defined and determined under the rider, and deducted quarterly from the Contract Value. On the Contract Date, the value of the Principal Protection Death Benefit equals your initial purchase payment. The charge for the Principal Protection Death Benefit is higher if any Annuitant is age 71 or older at the time of application.


We also apply different charges for the rider for a contract that is a single Annuitant contract and a contract that is a Joint Annuitant contract. Once a contract is a Joint Annuitant contract and the Joint Annuitant rider charge is applied, the Joint Annuitant rider charge will continue while the rider is in effect. If a spouse is added as Joint Annuitant after the contract is issued, new charges may apply. These new charges may be higher than the charges previously applicable to your contract.

If you reset your benefits under the rider, we will reset the charges for the rider, which may be higher than your previous charges.

We currently assess the following charges for the rider, calculated and deducted as described above:

Lifetime Income Plus 2008 without the Principal Protection Death Benefit
       Single Annuitant Contract   0.75% of benefit base
       -----------------------------------------------------------------
       Joint Annuitant Contract    0.85% of benefit base
------------------------------------------------------------------------

Lifetime Income Plus 2008 with the Principal Protection Death Benefit --
 Annuitant Age 45-70
       Single Annuitant Contract   0.75% of benefit base plus 0.15% of
                                   value of Principal Protection Death
                                   Benefit
       -----------------------------------------------------------------
       Joint Annuitant Contract    0.85% of benefit base plus 0.15% of
                                   value of Principal Protection Death
                                   Benefit
------------------------------------------------------------------------

Lifetime Income Plus 2008 with the Principal Protection Death Benefit --
 Annuitant Age 71-85
        Single Annuitant Contract   0.75% of benefit base plus 0.40% of
                                    value of Principal Protection Death
                                    Benefit
        ----------------------------------------------------------------
        Joint Annuitant Contract    0.85% of benefit base plus 0.40% of
                                    value of Principal Protection Death
                                    Benefit
------------------------------------------------------------------------

The charges for Lifetime Income Plus 2008 without the Principal Protection Death Benefit will never exceed 2.00% of benefit base. The charges for Lifetime Income Plus 2008 with the Principal Protection Death Benefit will never exceed 2.00% of benefit base plus 0.50% of the value of the Principal Protection Death Benefit.

On the day the rider and/or the contract terminates, the charges for this rider will be calculated, pro rata, and deducted.

Lifetime Income Plus 2008 and the Principal Protection Death Benefit may not be available in all states or markets. We reserve the right to discontinue offering Lifetime Income Plus 2008 and/or the Principal Protection Death Benefit at any time and for any reason.

Charges for the Death Benefit Rider Options


Charge for the Annual Step-Up Death Benefit Rider

We charge you for expenses related to the Annual Step-Up Death Benefit Rider if you elect this option at the time of application. The Annual Step-Up Death Benefit Rider may not be elected if any Annuitant is age 85 or older. We deduct this charge against your assets in the Separate Account at each contract anniversary and at surrender to compensate us for the increased risks and expenses associated with providing this death benefit rider. We will allocate the charge for the Annual Step-Up Death Benefit Rider among the Subaccounts in the same proportion that your assets in each Subaccount bear to your total assets in the Separate Account at the time we take the charge. At surrender, we will charge you a pro rata portion of the annual charge. The charge for the Annual Step-Up Death Benefit Rider is an annual rate of 0.20% of your Contract Value at the time of the deduction.


Other Charges

Annual Contract Maintenance Charge

We will deduct an annual contract maintenance charge of $30 from your Contract Value to compensate us for certain administrative expenses incurred in connection with the contract. We will deduct the charge on each contract anniversary and at full surrender of your contract. We will waive this charge if your Contract Value at the time of deduction is $40,000 or more.


We will allocate the annual contract maintenance charge among the Subaccounts in the same proportion that your assets in each Subaccount bear to your total assets in the Separate Account at the time the charge is taken.

Deductions for Premium Tax

We will deduct charges for any premium tax or other tax levied by any governmental entity from purchase payments or Contract Value when the premium tax is incurred or when we pay proceeds under the contract (proceeds include surrenders, partial withdrawals, income payments and death benefit payments).

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. The premium tax generally depends upon the law of your state of residence. The tax generally ranges from 0.0% to 3.5%.

Portfolio Charges


Each Portfolio incurs certain fees and expenses. These include management fees and other expenses associated with the daily operation of each Portfolio, as well as Rule 12b-1 fees and/or service share fees, if applicable. To pay for these expenses, the Portfolio makes deductions from its assets. A Portfolio may also impose a redemption charge on Subaccount assets that are redeemed from the Portfolio. Portfolio expenses, including any redemption charges, are more fully described in the prospectus for each Portfolio. Portfolio expenses are the responsibility of the Portfolio or Fund. They are not fixed or specified under the terms of the contract and are not the responsibility of the Company.


Transfer Charges


We reserve the right to impose a charge of up to $10 per transfer after the twelfth transfer in a calendar year. This charge represents the costs we incur for effecting any such transfer. We will not realize a profit from imposing this charge.


THE CONTRACT

The contract is an individual flexible purchase payment variable deferred annuity contract. Your rights and benefits are described below and in the contract. There may be differences in your contract (such as differences in fees, charges and benefits) because of requirements of the state where we issued your contract. We will include any such differences in your contract.

Purchase of the Contract

If you wish to purchase a contract, you must apply for it through an authorized sales representative. The sales representative will send your completed application to us, and we will decide whether to accept or reject it. If we accept your application, our legally authorized officers prepare and execute a contract. We then send the contract to you either directly or through your sales representative. See the "Sale of the Contracts" provision of this prospectus.

If we receive a completed application and all other information necessary for processing a purchase order, we will apply your initial purchase payment no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold your initial purchase payment for no more than five business days. If the incomplete application cannot be completed within five days, we will inform you of the reasons, and will return your purchase payment immediately, unless you specifically authorize us to keep it until the application is complete. Once you complete your application, we must apply the initial purchase payment within two business days. We apply any additional purchase payments you make on the Valuation Day we receive them at our Home Office.


To apply for a contract, you must be of legal age in a state where we may lawfully sell the contracts and, if part of a plan, you must also be eligible to participate in any of the qualified plans for which we designed the contracts. The Annuitant(s) cannot be older than age 85, unless we approve a different age. Various firms and financial institutions that sell our products have their own guidelines on when certain products are considered suitable for their clients and may impose issue age restrictions that are younger than those stated in our contracts and/or riders. We neither influence, nor agree or disagree with the age or other suitability restrictions imposed by firms and financial institutions.

This contract must be issued as a Qualified Contract. In particular, the contract must be issued as an IRA contract, Roth IRA contract, or SEP IRA contract or purchased through an established IRA, Roth IRA, or SEP IRA trust or custodial account. The contract itself does not provide the tax advantages typically provided by a variable annuity. The tax advantages available with this contract exist solely through Qualified Contracts or accounts. If this contract is not maintained as such, the taxes on the contract will not be deferred and the tax treatment will be uncertain. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the contract (including the death benefits, income benefits and other non-tax-related benefits), before you purchase the contract in a tax-qualified plan. Please consult a tax adviser for information specific to your circumstances in order to determine whether the contract is an appropriate investment for you.

Purchasing the contract through a tax-free transfer or rollover. Subject to various rules and limitations, the Code permits you to transfer or rollover monies tax-free from one Qualified Contract to another Qualified Contract or from certain other types of qualified retirement plans to a Qualified Contract. Before making an exchange to acquire this contract, you should carefully compare this contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this contract and this contract has its own surrender charges that would apply to you. The other fees and charges under this contract may be higher (or lower), and the benefits may be different, than those of your current contract. In addition, you may have to pay federal income and penalty taxes on the exchange if it does not qualify for tax-free transfer or rollover treatment. You should not exchange another contract for this contract unless you determine, after evaluating all of the facts, that the exchange is in your best interest. Please note that the person who sells you this contract generally will earn a commission on the sale. You should also consult a tax adviser before attempting a tax-free transfer or rollover.

Ownership


As owner, you have all rights under the contract. If this contract is issued as an IRA contract, Roth IRA contract, or SEP IRA contract, the owner and Annuitant must be the same person and a Joint Annuitant may be named. If the contract is purchased through an established IRA, Roth IRA, or SEP IRA trust or custodial account, (i) the contract owner will be considered the account,
(ii) the Annuitant, while living, will generally be the account owner, and
(iii) the account must be the beneficiary. A Joint Annuitant may be named.


Subject to certain restrictions imposed by electable rider options and as otherwise stated in this prospectus, before the Annuity Commencement Date, you may change:

  .  your Annuity Commencement Date;

  .  your Optional Payment Plan;


  . the allocation of your Contract Value among the Subaccounts (subject to certain restrictions listed in your contract and in the "Transfers" provision);


  . the primary beneficiary and contingent beneficiary upon written notice to the Home Office, provided you reserved this right and the Annuitant(s) is living at the time of the request. If you change a beneficiary, your payment plan selection will no longer be in effect unless you request that it continue; and

  . the owner, subject to the following. You may change a non-natural owner to another non-natural owner. If the owner is a non-natural owner, you also may change ownership and make the Annuitant the owner. If the owner is the Annuitant, you may change the owner to a non-natural owner. Changing the owner may have tax consequences and you should consult a tax adviser before doing so. Any new owner approved by us is subject to the terms and conditions of the contract. Any new owner must be acceptable to us.

Neither the Annuitant nor the Joint Annuitant can be changed.

We must receive your request for a change at our Home Office and in a form satisfactory to us. The change will take effect as of the date you sign the request. The change will be subject to any payment made before we recorded the change. Please note that if you elect Lifetime Income Plus 2008 at the time of application, you must allocate your assets in accordance with the Investment Strategy prescribed by your rider. You may not, however, change the Optional Payment Plan once elected at the time of application.

Assignment

Qualified Contracts and IRAs generally may not be assigned, pledged or otherwise transferred.

We are not responsible for the validity or tax consequences of any assignment. We are not liable for any payment or settlement made before the assignment is recorded. Assignments will not be recorded until our Home Office receives sufficient direction from the owner and the assignee regarding the proper allocation of contract rights.

Pledging or assigning a Qualified Contract can cause loss of qualified status and result in some or all of the Contract Value being included in your income. (Qualified Contracts usually have no investment in the contract.) A 10% IRS penalty may also apply.

Purchase Payments


You may make purchase payments at any frequency and in the amount you select, subject to certain restrictions, including restrictions that may be imposed by terms of elected riders. You must obtain our approval before you make total purchase payments for an Annuitant age 79 or younger that exceed $2,000,000 in the aggregate in any variable annuity contracts issued by the Company or any of its affiliates. If any Annuitant is age 80 or older at the time of payment, the total amount not subject to prior approval is $1,000,000 in the aggregate in any variable annuity contracts issued by the Company or any of its affiliates. Purchase payments may be made at any time prior to the Annuity Commencement Date, the surrender of the contract, or the death of the owner (or joint owner, if applicable), whichever comes first. We reserve the right to refuse to accept a purchase payment for any lawful reason and in a manner that does not unfairly discriminate against similarly situated purchasers.


The minimum initial purchase payment is $5,000. We may accept a lower initial purchase payment in the case of certain group sales. Each additional purchase payment must be at least $50.


Valuation Day and Valuation Period

We will value Accumulation Units and Annuity Units once daily as of the close of regular trading (currently 4:00 p.m. Eastern time) for each day the New York Stock Exchange is open, except for days on which a Portfolio does not value its shares. If a Valuation Period contains more than one day, the unit values will be the same for each day in the Valuation Period.

Allocation of Purchase Payments


Purchase payments are allocated to the Subaccounts, each of which invests in shares of a corresponding Portfolio, according to your instructions. The percentage of any purchase payment that you can allocate to any one Subaccount must equal a whole percentage and cannot be less than $100.


If you have elected Lifetime Income Plus 2008, you must always allocate all purchase payments in accordance with the Investment Strategy prescribed by the rider. See the "Surrenders and Partial Withdrawals -- Lifetime Income Plus 2008" provision of the prospectus.


Upon allocation to the appropriate Subaccounts, we convert purchase payments into Accumulation Units. We determine the number of Accumulation Units credited by dividing the amount allocated to each Subaccount by the value of an Accumulation Unit for that Subaccount on the Valuation Day on which we receive any purchase payment at our Home Office. The number of Accumulation Units determined in this way is not changed by any subsequent change in the value of an Accumulation Unit. However, the dollar value of an Accumulation Unit will vary depending not only upon how well the Portfolio's investments perform, but also upon the charges of the Separate Account and the Portfolios.


You may change the allocation of subsequent purchase payments at any time, without charge, by sending us acceptable notice. The new allocation will apply to any purchase payments made after we receive notice of the change at our Home Office.

Valuation of Accumulation Units


Partial withdrawals, surrender and/or payment of the death benefit all result in the cancellation of an appropriate number of Accumulation Units. We cancel Accumulation Units as of the end of the Valuation Period in which we receive notice or instructions with regard to the partial withdrawal, surrender or payment of a death benefit. The Accumulation Unit value at the end of every Valuation Day equals the Accumulation Unit value at the end of the preceding Valuation Day multiplied by the net investment factor (described below). We arbitrarily set the Accumulation Unit value at the inception of the Subaccount at $10. On any Valuation Day, we determine a Subaccount's value by multiplying the number of Accumulation Units attributable to your contract by the Accumulation Unit value for that day.


The net investment factor is an index used to measure the investment performance of a Subaccount from one Valuation Period to the next. The net investment factor for any Subaccount for any Valuation Period reflects the change in the net asset value per share of the Portfolio held in the Subaccount from one Valuation Period to the next, adjusted for the daily deduction of the mortality and expense risk charges and administrative expense charges from assets in the Subaccount. The charges for Lifetime Income Plus 2008 and the Annual Step-Up Death Benefit Rider, however, are deducted from your Contract Value. If any "ex-dividend" date occurs during the Valuation Period, we take into account the per share amount of any dividend or capital gain distribution so that the unit value is not impacted. Also, if we need to reserve money for taxes, we take into account a per share charge or credit for any taxes reserved for which we determine to have resulted from the operations of the Subaccount.


The value of an Accumulation Unit may increase or decrease based on the net investment factor. Changes in the net investment factor may not be directly proportional to changes in the net asset value of the Portfolio because of the deduction of Separate Account charges. Though the number of Accumulation Units will not change as a result of investment experience, the value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. See the Statement of Additional Information for more information about the net investment factor.


TRANSFERS

Transfers Before the Annuity Commencement Date

All owners may transfer all or a portion of their assets among the Subaccounts of the Separate Account on any Valuation Day prior to the Annuity Commencement Date, subject to certain conditions that are stated below. If you elect Lifetime Income Plus 2008, you must allocate all of your purchase payments and Contract Value in accordance with the Investment Strategy prescribed by the rider.


We process transfers among the Subaccounts as of the end of the Valuation Period that we receive the transfer request in good order at our Home Office. There may be limitations placed on multiple transfer requests made at different times during the same Valuation Period involving the same Subaccounts. We may postpone transfers to, from or among the Subaccounts under certain circumstances. See the "Requesting Payments" provision of this prospectus.

Transfers Among the Subaccounts

All owners may submit 12 Subaccount transfers each calendar year by voice response, Internet, telephone, facsimile, U.S. Mail or overnight delivery service. Once such 12 Subaccount transfers have been executed, a letter will be sent notifying owners that they may submit additional transfers only in writing by U.S. Mail or by overnight delivery service. Transfer requests sent by same day mail, courier service, Internet, telephone or facsimile will not be accepted under any circumstances. Once we receive your mailed transfer request at our Home Office, such transfer cannot be cancelled. We also will not cancel transfer requests that have not yet been received, i.e., you may not call to cancel a transfer request sent by U.S. Mail or overnight delivery service. If you wish to change a transfer request sent by U.S. Mail or overnight delivery service, such change must also be sent in writing by U.S. Mail or by overnight delivery service. We will process that transfer request as of the Valuation Day the new transfer request is received at our Home Office.


Currently, we do not charge for transfers. However, we reserve the right to assess a charge of up to $10 per transfer after the first transfer in a calendar year. The minimum transfer amount is $100 or the entire balance in the Subaccount if the transfer will leave a balance of less than $100.


We also reserve the right to not honor your transfer request if your transfer is a result of more than one trade involving the same Subaccount within a 30-day period. We will generally invoke this right when either the Portfolio(s) or we see a pattern of frequent transfers between the same Portfolios within a short period of time (i.e., transfers among the same Subaccounts occur within five to 15 days of each other).

In addition, we may not honor transfers made by third parties. See the "Transfers by Third Parties" provision of this prospectus.

If a transfer request is not processed, a letter will be sent notifying you that your transfer request was not honored. If we do not honor a transfer request, we will not count that request as a transfer for purposes of the 12 transfers allowed each calendar year as described in the previous paragraphs.

When thinking about a transfer of assets, you should consider the inherent risks involved. Frequent transfers based on short- term expectations may increase the risk that you will make a transfer at an inopportune time. Also, because certain restrictions on transfers are applied at the discretion of the Portfolios in which the Subaccount invests, it is possible that owners will be treated differently and there could be inequitable treatment among owners if a Portfolio does not apply equal treatment to all shareholders. See the "Special Note on Frequent Transfers" provision of this prospectus.

These restrictions will apply to all owners and their designated third party(ies), unless such transfer is being made pursuant to:

   (1) a Dollar Cost Averaging program;

   (2) a Portfolio Rebalancing program;

   (3) the terms of an approved Fund substitution or Fund liquidation; or


   (4) a Portfolio's refusal to allow the purchase of shares, either on behalf of an individual owner or the entire Separate Account, in which case the Portfolio's refusal to allow the purchase of shares will not be considered a transfer for calculation of the 12 transfers allowed per calendar year by voice response, Internet, telephone, facsimile, U.S. Mail or overnight delivery service.


In addition, the restrictions and charges listed above do not apply to any transfers made among the Subaccounts pursuant to automatic rebalancing of assets made under the terms of Lifetime Income Plus 2008.


Sometimes we will not honor transfer requests. We will not honor a transfer request if:


   (1) any Subaccount that would be affected by the transfer is unable to purchase or to redeem shares of the Portfolio in which the Subaccount invests; or

   (2) the transfer would adversely affect unit values.

The affected Portfolio(s) determine whether these items apply.

We will treat all owners equally with respect to transfer requests.

Telephone/Internet Transactions

All owners may make their first 12 transfers in any calendar year among the Subaccounts by calling or electronically contacting us. Transactions that can be conducted over the telephone and Internet include, but are not limited to:

   (1) the first 12 transfers of assets among the Subaccounts in any calendar year (this includes any changes in purchase payment allocations when such changes include a transfer of assets);

   (2) Dollar Cost Averaging; and

   (3) Portfolio Rebalancing.

We employ reasonable procedures to confirm that instructions we receive are genuine. Such procedures may include, but are not limited to:

   (1) requiring you or a third party to provide some form of personal identification before we act on the telephone/Internet instructions;

   (2) confirming the telephone/Internet transaction in writing to you or a third party you authorized; and/or

   (3) tape recording telephone instructions or retaining a record of your electronic request.

We reserve the right to limit or prohibit telephone and Internet transactions.

We will delay making a payment or processing a transfer request if:

   (1) the disposal or valuation of the Separate Account's assets is not reasonably practicable because the New York Stock Exchange is closed;

   (2) on nationally recognized holidays, trading is restricted by the New York Stock Exchange;

   (3) an emergency exists making the disposal or valuation of securities held in the Separate Account impracticable; or

   (4) the SEC by order permits postponement of payment to protect our owners.

Rules and regulations of the SEC will govern as to when the conditions described in (3) and (4) above exist. If we are closed on days when the New York Stock Exchange is open, Contract Value may be affected since owners will not have access to their account.

Confirmation of Transactions

We will not be liable for following instructions that we reasonably determine to be genuine. We will send you a confirmation of any transfer we process. You are responsible for verifying transfer confirmations and notifying us of any errors within 30 days of receiving the confirmation statement.

Special Note on Reliability

Please note that the Internet or our telephone system may not always be available. Any computer or telephone system, whether it is ours, yours, your service provider's, or your registered representative's, can experience unscheduled outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you can make your transaction request by writing our Home Office.

Transfers by Third Parties

As a general rule and as a convenience to you, we allow you to give third parties the right to conduct transfers on your behalf. However, when the same third party possesses this ability on behalf of many owners, the result can be simultaneous transfers involving large amounts of assets. Such transfers can disrupt the orderly management of the Portfolios underlying the contract, can result in higher costs to owners, and are generally not compatible with the long-range goals of owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all beneficial shareholders of the Portfolios, and the management of the Portfolios share this position.

We have procedures to assure that the transfer requests that we receive have, in fact, been made by the owners in whose names they are submitted.

Consequently, we may refuse transfers made by third parties on behalf of an owner in a number of circumstances, which include but are not limited to:

   (1) transfers made on behalf of many owners by one third party (or several third parties who belong to the same firm) where the transfer involves the same Subaccounts and large amounts of assets;

   (2) when we have not received adequate authorization from the owner allowing a third party to make transfers on his or her behalf; and

   (3) when we believe, under all facts and circumstances received, that the owner or his or her authorized agent is not making the transfer.

We require documentation to provide sufficient proof that the third party making the trade is in fact duly authorized by the owner. This information includes, but is not limited to:

   (1) documentation signed by the owner or a court authorizing a third party to act on the owner's behalf;

   (2) passwords and encrypted information;

   (3) additional owner verification when appropriate; and

   (4) recorded conversations.

We will not be held liable for refusing a transfer made by a third party when we have a reasonable basis for believing such third party is not authorized to make a transfer on the owner's behalf or we have a reasonable basis for believing the third party is acting in a fraudulent manner.

Special Note on Frequent Transfers

The Separate Account does not accommodate frequent transfers of Contract Value among Subaccounts. When owners or someone on their behalf submit requests to transfer all or a portion of their assets between Subaccounts, the requests result in the purchase and redemption of shares of the Portfolios in which the Subaccounts invest. Frequent Subaccount transfers, therefore, cause corresponding frequent purchases and redemptions of shares of the Portfolios.

Frequent purchases and redemptions of shares of the Portfolios can dilute the value of a Portfolio's shares, disrupt the management of the Portfolio's investment portfolio, and increase brokerage and administrative costs. Accordingly, when an owner or someone on their behalf engages in frequent Subaccount transfers, other owners and persons with rights under the contracts (such as the beneficiaries) may be harmed.

The Separate Account discourages frequent transfers, purchases and redemptions. To discourage frequent Subaccount transfers, we adopted the policy described in the "Transfers Among the Subaccounts" section. This policy requires owners who request more than 12 Subaccount transfers in a calendar year to submit such requests in writing by U.S. Mail or by overnight delivery service (the "U.S. Mail requirement"). The U.S. Mail requirement creates a delay of at least one day between the time transfer decisions are made and the time such transfers are processed. This delay is intended to discourage frequent Subaccount transfers by limiting the effectiveness of abusive "market timing" strategies (in particular, "time-zone" arbitrage) that rely on "same-day" processing of transfer requests.

In addition, we will not honor transfer requests if any Subaccount that would be affected by the transfer is unable to purchase or redeem shares of the Portfolio in which the Subaccount invests or if the transfer would adversely affect Accumulation Unit values. Whether these restrictions apply is determined by the affected Portfolio(s), and although we apply the restrictions uniformly when we receive information from the Portfolio(s), we cannot guarantee that the Portfolio(s) will apply their policies and procedures in a uniform basis.

There can be no assurance that the U.S. Mail requirement will be effective in limiting frequent Subaccount transfers or that we can prevent all frequent Subaccount transfer activity that may adversely affect owners, other persons with material rights under the contracts, or Portfolio shareholders generally. For instance, imposing the U.S. Mail requirement after 12 Subaccount transfers may not be restrictive enough to deter owners seeking to engage in abusing market timing strategies.

We may revise our frequent Subaccount transfer policy and related procedures, at our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to better detect and deter frequent transfer activity that may adversely affect owners, other persons with material rights under the contracts, or Portfolio shareholders generally, to comply with state or federal regulatory requirements, or to impose additional or alternative restrictions on owners engaging in frequent Subaccount transfers. For example, we may invoke our right to refuse transfers if the transfer involves the same Subaccount within a 30-day period and/or we may change our procedures to monitor for a different number of transfers within a specified time period or to impose a minimum time period between each transfer.

There are inherent risks that changing our policies and procedures in the future may not be effective in limiting frequent Subaccount transfers. We will not implement any policy and procedure at the contract level that discriminates among owners; however, we may be compelled to adopt policies and procedures adopted by the Portfolios on behalf of the Portfolios and we will do so unless we cannot service such policies and procedures or we believe such policies and procedures contradict state or federal regulations or such policies and procedures contradict with the terms of your contract.

As stated in the previous paragraph, each of the Portfolios in which the Subaccounts invest may have its own policies and procedures with respect to frequent purchases and redemption of Portfolio shares. The prospectuses for the Portfolios describe any such policies and procedures. For example, a Portfolio may assess redemption fees (which we reserve the right to collect) on shares held for a relatively short period of time. The frequent trading policies and procedures of a Portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other Portfolios and the policies and procedures we have adopted to discourage frequent Subaccount transfers.

Owners should be aware that we may not have the operational capability to monitor owners' Subaccount transfer requests and apply the frequent trading policies and procedures of the respective Portfolios that would be affected by the transfers. Accordingly, owners and other persons who have material rights under the contracts should assume that the sole protection they may have against potential harm from frequent Subaccount transfers is the protection, if any, provided by the policies and procedures we have adopted to discourage frequent Subaccount transfers.


Under rules recently adopted by the SEC, we are required to enter into a written agreement with each Portfolio or its principal underwriter that will obligate us to provide promptly, upon request by the Portfolio, certain information to the Portfolio about the trading activity of individual contract owners. Under these circumstances, we may be required to provide your tax identification number or social security number to the Fund and/or its manager. We must then execute any instructions from the Portfolio to restrict or prohibit further purchases or transfers by a specific contract owner of Accumulation Units or Annuity Units of the Subaccount that invests in that Portfolio, where such contract owner has been identified by the Portfolio as having engaged in transactions (indirectly through such Subaccount) that violate policies established by the Portfolio for the purpose of eliminating or reducing any dilution of the value of the outstanding shares of the Portfolio. We will inform any contract owners whose future purchases and transfers of a Subaccount's units have been restricted or prohibited by a Portfolio.

Owners and other persons with material rights under the contracts also should be aware that the purchase and redemption orders received by the Portfolios generally are "omnibus" orders from intermediaries such as broker-dealers, retirement plans or separate accounts funding variable insurance contracts. These omnibus orders reflect the aggregation and netting of multiple orders from retail investors, individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the Portfolios' ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the Portfolios will not be harmed by transfer activity relating to the broker-dealers, retirement plans and/or other insurance companies that may invest in the Portfolios. In addition, if a Portfolio believes an omnibus order we submit may reflect one or more Subaccount transfer requests from owners engaged in frequent transfer activity, the Portfolio may reject a portion of or the entire omnibus order. If a Portfolio rejects part of an omnibus order it believes is attributable to transfers that exceed its market timing policies and procedures, it will return the amount to us, and we will credit the amount to the owner as of the Valuation Day of our receipt of the amount. You may realize a loss if the unit value on the Valuation Day we credit the amount back to your account has increased since the original date of your transfer.


We apply our policies and procedures without exception, waiver, or special arrangement.

Dollar Cost Averaging Program

The Dollar Cost Averaging program permits you to systematically transfer on a monthly or quarterly basis a set dollar amount from the Subaccount investing in the Evergreen Treasury Money Market Fund to any combination of other available Subaccounts (as long as the total number of Subaccounts used does not exceed the maximum number allowed under the contract). The Dollar Cost Averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase Accumulation Units when their value is low as well as when it is high. Dollar Cost Averaging does not assure a profit or protect against a loss.

You may participate in the Dollar Cost Averaging program:

   (1) by electing it on your application; or

   (2) by contacting an authorized sales representative; or

   (3) by calling us at (800) 352-9910.


To use the program, each transfer must be at least $100 from the Subaccount investing in the Evergreen Treasury Money Market Fund.


The Dollar Cost Averaging program will begin 30 days after we receive all required forms with your instructions and any necessary purchase payment unless we allow an earlier date. We will discontinue your participation in the Dollar Cost Averaging program:

  . on the business day we receive your request to discontinue the program in writing or by telephone (assuming we have your telephone authorization form on file);

  . when the assets in the Subaccount investing in the Evergreen Treasury Money Market Fund are depleted.

There is no additional charge for Dollar Cost Averaging. A transfer under this program is not a transfer for purposes of assessing a transfer charge or for calculating the maximum number of transfers we may allow in a calendar year.

We may, from time to time, offer various Dollar Cost Averaging programs. We reserve the right to discontinue new

Dollar Cost Averaging programs or to modify such programs at any time and for any reason. We also reserve the right to prohibit simultaneous participation in the Dollar Cost Averaging program and Systematic Withdrawal program.

Dollar Cost Averaging is not available if you have elected Lifetime Income Plus 2008 or if you are participating in the Asset Allocation Program. You can, however, participate in the Defined Dollar Cost Averaging Program, as described below.

Owners considering participating in a Dollar Cost Averaging program should call
(800) 352-9910 or an authorized sales representative to verify the availability of Dollar Cost Averaging.

Defined Dollar Cost Averaging Program

The Defined Dollar Cost Averaging program permits you to systematically transfer a fixed dollar amount on a monthly basis for twelve months from the Subaccount investing in the Evergreen Treasury Money Market Fund to an Asset Allocation Model or, if you have elected Lifetime Income Plus 2008, from the Designated Subaccount investing in the Evergreen Treasury Money Market Fund to one of the other available Investment Strategy options. The Dollar Cost Averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase Accumulation Units when their value is low as well as when it is high. Dollar Cost Averaging does not assure a profit or protect against a loss.


You may participate in the Defined Dollar Cost Averaging program only if you elect it when you apply for the contract. To use the program, each transfer must be at least $100 from the Subaccount (or Designated Subaccount) investing in the Evergreen Treasury Money Market Fund. If elected at application, the Defined Dollar Cost Averaging program will begin 30 days after the Contract Date. You may accelerate the amount you transfer. You may also terminate the program at any time.


We will discontinue your participation in the Dollar Cost Averaging program at the first instance of one of the following events:

   (1) on the business day we receive your request to discontinue the program in writing or by telephone (assuming we have your telephone authorization form on file);

   (2) when the assets in the Subaccount (or Designated Subaccount) investing in the Evergreen Treasury Money Market Fund are depleted; or

   (3) at the end of the twelfth month following the Contract Date.

Upon termination of the program, any remaining assets in the Subaccount (or Designated Subaccount) investing in the Evergreen Treasury Money Market Fund will be transferred to the specified Asset Allocation Model or Investment Strategy option.

There is no additional charge to participate in the Defined Dollar Cost Averaging program. A transfer under this program is not a transfer for purposes of assessing a transfer charge or for calculating the maximum number of transfers we may allow in a calendar year. Any withdrawals taken from your contract while the Defined Dollar Cost Averaging program is in effect will be applied on a pro rata basis from all investments, including the Evergreen Treasury Money Market Fund. If you request a withdrawal from a specific Portfolio, however, we will terminate your Defined Dollar Cost Averaging program and treat the transfer as a transfer for purposes of assessing a transfer charge or for calculating the maximum number of transfers we may allow in a calendar year.

We reserve the right to discontinue the Defined Dollar Cost Averaging program or to modify the program at any time and for any reason.

Portfolio Rebalancing Program


Once your purchase payment has been allocated among the Subaccounts, the performance of each Subaccount may cause your allocation to shift. You may instruct us to automatically rebalance on a quarterly, semi-annual or annual basis your Contract Value among the Subaccounts to return to the percentages specified in your allocation instructions. Your percentage allocations must be in whole percentages. You may elect to participate in the Portfolio Rebalancing program at any time by submitting the completed Portfolio Rebalancing form to our Home Office. You may not participate in the Portfolio Rebalancing program if you have elected Lifetime Income Plus 2008.


Subsequent changes to your percentage allocations may be made at any time by written or telephone instructions to our Home Office. Once elected, Portfolio Rebalancing remains in effect from the date we receive your written request until you instruct us to discontinue Portfolio Rebalancing. There is no additional charge for using Portfolio Rebalancing, and we do not consider Portfolio Rebalancing a transfer for purposes of assessing a transfer charge or for calculating the maximum number of transfers permitted in a calendar year. We reserve the right to discontinue or modify the Portfolio Rebalancing program at any time and for any reason. We also reserve the right to exclude specific Subaccounts from Portfolio Rebalancing.

Portfolio Rebalancing does not guarantee a profit or protect against a loss.

SURRENDERS AND PARTIAL WITHDRAWALS

Surrenders and Partial Withdrawals

We will allow you to surrender your contract or to partially withdraw a portion of your Contract Value at any time before the Annuity Commencement Date upon your written request, subject to the conditions discussed below.

We will not permit a partial withdrawal that is less than $100 or a partial withdrawal that would reduce your Contract Value to less than $5,000. If your partial withdrawal request would reduce your Contract Value to less than $5,000, we will surrender your contract in full.

The amount payable on full surrender of the contract is the Surrender Value at the end of the Valuation Period during which we receive the request. The Surrender Value equals:

   (1) your Contract Value (after deduction of any charges for the optional rider(s), if applicable) on the Valuation Day we receive a request for surrender; less

   (2) any applicable surrender charge; less

   (3) any applicable premium tax.

We may pay the Surrender Value in a lump sum or under one of the Optional Payment Plans specified in the contract, based on your instructions.


If you are taking a partial withdrawal, you may indicate, in writing, electronically, or by calling our Home Office, from which Subaccounts we are to take your partial withdrawal. If you do not so specify, we will deduct the amount of the partial withdrawal from the Subaccounts on a pro rata basis in proportion to your assets allocated to the Separate Account. If you elect Lifetime Income Plus 2008 and take a partial withdrawal, we will rebalance your Contract Value to the Subaccounts in accordance with the allocation of Contract Value in effect prior to the partial withdrawal, unless you instruct us otherwise.

A Portfolio may impose a redemption charge. The charge is retained by or paid to the Portfolio. The charge is not retained by us, although we may collect it on behalf of a Portfolio. The redemption charge may affect the number and/or value of Accumulation Units withdrawn from the Subaccount that invests in that Portfolio and may affect Contract Value.


When taking a partial withdrawal, any applicable surrender charges and/or applicable premium tax will be taken from the amount withdrawn, unless otherwise requested.

We will delay making a payment if:

   (1) the disposal or valuation of the Separate Account's assets is not reasonably practicable because the New York Stock Exchange is closed;

   (2) trading is restricted by the New York Stock Exchange;

   (3) an emergency exists making the disposal or valuation of securities held in the Separate Account impracticable; or

   (4) the SEC by order permits postponement of payment to protect our owners.


Rules and regulations of the SEC will govern as to when the conditions described in (3) and (4) above exist. If we are closed on days when the New York Stock Exchange is open, Contract Value may be affected since owners will not have access to their accounts.


Please remember that a partial withdrawal (including partial withdrawals taken pursuant to the terms of Lifetime Income Plus 2008) may reduce your death benefit by the proportion that the partial withdrawal (including any applicable surrender charges and premium tax) reduces your Contract Value. See "The Death Benefit" provision of this prospectus.

Partial withdrawals will ordinarily be subject to income tax (except for qualified distributions from a Roth IRA) and, if taken prior to age 59 1/2, an additional 10% IRS penalty tax. See the "Tax Matters" provision of this prospectus.

Systematic Withdrawal Program

The Systematic Withdrawal program allows you to take Systematic Withdrawals of a specified dollar amount (in equal installments of at least $100) on a monthly, quarterly, semi-annual or annual basis. Your payments can begin at any time after 30 days from the date your contract is issued (unless we allow an earlier date). To participate in the program, your Contract Value initially must be at least $10,000 and you must submit a completed Systematic Withdrawal form to our Home Office. You can obtain the form from an authorized sales representative or from our Home Office.

Your Systematic Withdrawals in a contract year may not exceed the amount which is not subject to a surrender charge. See the "Surrender Charge" provision of this prospectus. We will deduct the Systematic Withdrawal amounts first from any gain in the contract and then from purchase payments made. You may provide specific instructions as to the Subaccounts from which we are to take the Systematic Withdrawals. If you have not provided specific instructions, or if your specific instructions cannot be carried out, we will process the withdrawals by canceling Accumulation Units on a pro rata basis from all of the Subaccounts in which you have allocated Contract Value.


After your Systematic Withdrawals begin, you may change the frequency and/or amount of your payments subject to the following:

   (1) you may request only one such change in a calendar quarter; and

   (2) if you did not elect the maximum amount you could withdraw under this program at the time you elected the current series of Systematic Withdrawals, then you may increase the remaining payments up to the maximum amount.

A Systematic Withdrawal program will terminate automatically when a Systematic Withdrawal would cause the remaining Contract Value to be less than $5,000. If a Systematic Withdrawal would cause the Contract Value to be less than $5,000, then we will not process that Systematic Withdrawal transaction. You may discontinue Systematic Withdrawals at any time by notifying us in writing at our Home Office or by telephone. You may request that we pay any remaining payments in a lump sum. See the "Requesting Payments" provision of this prospectus.

Each Systematic Withdrawal is subject to federal income taxes on any portion considered gain for tax purposes. In addition, you may be assessed a 10% IRS penalty tax on Systematic Withdrawals if you are under age 59 1/2 at the time of the withdrawal.

Both partial withdrawals at your specific request and withdrawals under a Systematic Withdrawal program will count toward the limit of the amount that you may withdraw free of any surrender charges in any contract year under the free withdrawal privilege. See the "Surrender Charge" provision of this prospectus. In addition, if you elect Lifetime Income Plus 2008, partial withdrawals and withdrawals under a Systematic Withdrawal program may also reduce the amount of the guaranteed minimum withdrawal benefit you are eligible to receive under the terms of the rider. See the "Lifetime Income Plus 2008" provision below. Partial withdrawals under a Systematic Withdrawal program may also reduce your death benefit. See "The Death Benefit" provision of this prospectus. Your Systematic Withdrawal amount may be affected if you take an additional partial withdrawal.


There is no charge for participation in the Systematic Withdrawal program, however, we reserve the right to prohibit participation in the Systematic Withdrawal and Dollar Cost Averaging programs at the same time. We also reserve the right to discontinue and/or modify the Systematic Withdrawal program upon 30 days written notice to owners.


Lifetime Income Plus 2008


Lifetime Income Plus 2008 provides guaranteed withdrawals for the life of the Annuitant(s), at least equal to purchase payments, with upside potential, provided you meet certain conditions. First, you must allocate all Contract Value to the prescribed Investment Strategy. You must also limit total Gross Withdrawals in a Benefit Year to an amount no greater than the Withdrawal
Limit. Then, you will be eligible to receive total Gross Withdrawals in each Benefit Year equal to the Withdrawal Limit until the last death of an Annuitant.

You may purchase Lifetime Income Plus 2008 with or without the Principal Protection Death Benefit. The Principal Protection Death Benefit is a feature available only with Lifetime Income Plus 2008. It cannot be elected separate from Lifetime Income Plus 2008. We assess a charge for the guaranteed minimum withdrawal benefit provided by the rider. If you purchase Lifetime Income Plus 2008 with the Principal Protection Death Benefit, another charge will be assessed for the Principal Protection Death Benefit that is in addition to the charge for the guaranteed minimum withdrawal benefit under the rider.


Lifetime Income Plus 2008 and the Principal Protection Death Benefit may not be available in all states or markets. We reserve the right to discontinue offering Lifetime Income Plus 2008 and the Principal Protection Death Benefit at any time and for any reason. If you wish to elect Lifetime Income Plus 2008 with or without the Principal Protection Death Benefit, you must do so at the time of application. Lifetime Income Plus 2008, with or without the Principal Protection Death Benefit, may be purchased with the Annual Step-Up Death Benefit Rider. References to Lifetime Income Plus 2008 include a rider issued with or without the Principal Protection Death Benefit, as applicable, unless stated otherwise.

You may terminate this rider apart from the contract on any contract anniversary on or after the fifth contract anniversary.



Investment Strategy for Lifetime Income Plus 2008. In order to receive the full benefit provided by Lifetime Income Plus 2008, you must invest all purchase payments and allocations in accordance with a prescribed Investment Strategy.

Investment Strategies may change from time to time. You may allocate your assets in accordance with your Investment Strategy prescribed at the time the contract was issued, or in accordance with the Investment Strategy in effect at the time you reset your benefit. Therefore, you may have assets allocated to an Investment Strategy that is different than the Investment Strategy described in this prospectus. Your ability to choose different Investment Strategies is limited, as described below.

The Investment Strategy includes Designated Subaccounts and five of the Asset Allocation Models (Asset Allocation Models A, B, C and D and the Build Your Own Asset Allocation Model). Under this Investment Strategy, contract owners may allocate assets to either one of the four available Asset Allocation Models or to one or more Designated Subaccounts or to the Build Your Own Asset Allocation Model. Contract owners, however, may elect to participate in the Defined Dollar Cost Averaging program, which permits the owner to systematically transfer a fixed dollar amount on a monthly basis for twelve months from the Designated Subaccount investing in the Evergreen Treasury Money Market Fund to one of the available Investment Strategy options. The Designated Subaccount investing in the Evergreen Treasury Money Market Fund is only available as part of the Defined Dollar Cost Averaging program. For more information about the Defined Dollar Cost Averaging program, Asset Allocation Models and the Subaccounts comprising each of the Asset Allocation Models and the Designated Subaccounts, please see the "Defined Dollar Cost Averaging Program," "Subaccounts" and "Asset Allocation Program" provisions of this prospectus.

On a monthly basis, we will rebalance your Contract Value to the Subaccounts in accordance with the percentages that you have chosen to invest in the Designated Subaccounts or the Build Your Own Asset Allocation Model or in accordance with the allocations that comprise the applicable Asset Allocation Model. In addition, we will also rebalance your Contract Value on any Valuation Day after any transaction involving a withdrawal, receipt of a purchase payment or a transfer of Contract Value, unless you instruct us otherwise. If you are participating in the Defined Dollar Cost Averaging program, rebalancing will not affect the assets allocated to the Designated Subaccount investing in the Evergreen Treasury Money Market Fund. Your allocation instructions must always comply with the Investment Strategy.

Shares of a Portfolio may become unavailable under the contract for new purchase payments, transfers and asset rebalancing. As a result, shares of a Portfolio may also become unavailable under your Investment Strategy. Investment Strategies may be modified to respond to such events by removing unavailable Portfolios and adding new Portfolios as appropriate. Because such changes may affect your allocation instructions, you will need to provide updated allocation instructions to comply with the modified Investment Strategy. If you do not provide updated allocation instructions, any subsequent purchase payments or transfers requesting payment to an unavailable Portfolio will be considered not in good order. Assets will remain invested as allocated at the time the Portfolio became unavailable, except in a situation where the affected Portfolio is removed. In that case, the assets that were invested in the removed Portfolio will be invested in a new Portfolio consistent with SEC precedent (appropriate no-action relief, substitution order, etc.), unless you are invested in the Build Your Own Asset Allocation Model. If you are invested in the Build Your Own Asset Allocation Model, all of the assets you have invested in the Build Your Own Asset Allocation Model will be moved from the Model to Asset Allocation Model C. Your assets will remain in Asset Allocation Model C, and any subsequent purchase payments or transfer requests will be applied accordingly. You will need to provide us with updated allocation instructions if you want to invest in the Build Your Own Asset Allocation Model or another available Investment Strategy option.

Periodic rebalancing to unavailable Portfolios will cease until we receive updated allocation instructions that comply with the modified Investment Strategy.

The current Investment Strategy is as follows:

   (1) owners may allocate assets to the following Designated Subaccounts:

       The AllianceBernstein Portfolios -- AllianceBernstein Balanced Wealth Strategy -- Class A;

       BlackRock Global Allocation Fund, Inc. --BlackRock Global Allocation Fund -- Investor A;

       Fidelity Advisor Series I -- Fidelity Advisor Balanced Fund -- Class A;

       Franklin Templeton Fund Allocator Series -- Franklin Templeton Founding Funds Allocation Fund -- Class A;

       GE Funds -- GE Strategic Investment Fund --Class A; and/or

       JPMorgan Trust II -- JPMorgan Investor Growth & Income Fund -- Class A;

       OR

   (2) owners may allocate assets to Asset Allocation Model A, B, C or D;

       OR

   (3) owners may allocate assets to the Build Your Own Asset Allocation Model.

Contract owners may elect to participate in the Defined Dollar Cost Averaging program when they apply for the contract. Defined Dollar Cost Averaging permits the owner to systematically transfer a fixed dollar amount on a monthly basis for twelve months from the Designated Subaccount investing in the Evergreen Treasury Money Market Fund to one of the available Investment Strategy options. The Designated Subaccount investing in the Evergreen Treasury Money Market Fund is only available as part of the Defined Dollar Cost Averaging program.


Withdrawal Limit. The Withdrawal Limit is calculated on each Valuation Day. The Withdrawal Limit is the benefit base multiplied by the Withdrawal Factor. On each Valuation Day, the benefit base is the greatest of the Contract Value on the prior contract anniversary, the Withdrawal Base, and the Roll-Up Value.

The Withdrawal Factor is established based on the age of the younger Annuitant on the earlier of the Valuation Day of the first Gross Withdrawal and the Valuation Day when the Contract Value is reduced to $100. The Withdrawal Factor percentages will be provided in your contract.


Withdrawal Base. Your initial Withdrawal Base is equal to your initial purchase payment received and is adjusted when any subsequent purchase payment is received, as described in the "Purchase Payments" provision of this prospectus. It may also change as a result of a withdrawal or reset, as described below.

Roll-Up Value. Your initial Roll-Up Value is equal to the amount of your initial purchase payment. We will increase your Roll-Up Value on each day. The new Roll-Up Value is equal to the sum of (a) and (b), multiplied by (c), where:


   (a) is the Roll-Up Value on the prior day;

   (b) is any purchase payment(s) made on the prior Valuation Day; and

   (c) is the daily roll-up factor, as shown in your contract.

On each contract anniversary, if the Withdrawal Base is greater than the current Roll-Up Value, the Roll-Up Value will be increased to the Withdrawal Base. The Roll-Up Value will continue to increase until the date of the first withdrawal or the later of the tenth anniversary of the Contract Date and the date the older Annuitant turns age 65. The Roll-Up Value will not increase after this date.

On any Valuation Day you make a Gross Withdrawal, if that Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is in excess of the Withdrawal Limit, your Roll-Up Value will be reduced to zero. The Roll-Up Value will not increase after this date. When requesting an excess withdrawal, you will be asked if you understand the implications of the excess withdrawal and if you would like to proceed with the request.


Purchase Payments. Any purchase payment applied to your contract will be added to your Withdrawal Base and your Principal Protection Death Benefit (if applicable), and may be added to your Roll-Up Value as described in the "Roll-Up Value" provision above. You must allocate all purchase payments to the prescribed Investment Strategy.

Important Note. We reserve the right to not adjust the Withdrawal Base, Principal Protection Death Benefit (if applicable), and/or Roll-Up Value for any subsequent purchase payments received. As a result, it is possible that you would not be able to make subsequent purchase payments after the initial purchase payment to take advantage of the benefits provided by Lifetime Income Plus 2008 that would be associated with such additional purchase payments. For example, since the Withdrawal Base would not be adjusted for such subsequent purchase payments, you would not be guaranteed to be eligible to make withdrawals from your contract over a period of time at least equal to the amount of such purchase payments. In addition, if you make purchase payments that are not included in the calculation of your Withdrawal Base, Principal Protection Death Benefit (if applicable) or Roll-Up Value, you will pay higher rider charges to the extent that the purchase payments increase the Contract Value and, in turn, increase the benefit base and/or the value of the Principal Protection Death Benefit, upon which such charges are imposed. Also, to the extent your Contract Value is increased by such purchase payments, you are less likely to realize any benefit under Lifetime Income Plus 2008, because it is less likely that your Contract Value will be less than the Withdrawal Base or Roll-Up Value. Before making purchase payments that do not increase the Withdrawal Base, Principal Protection Death Benefit (if applicable) or Roll-Up Value, you should consider that: (i) the guaranteed amounts provided by the Withdrawal Base, Principal Protection Death Benefit (if applicable) and Roll-Up Value will not include such purchase payments; (ii) any such purchase payments make it less likely that you will receive a benefit in the form of an additional amount even if your Contract Value has declined; and (iii) this rider may not make sense for you if you intend to make subsequent purchase payments that will not increase the Withdrawal Base, Principal Protection Death Benefit (if applicable) and Roll-Up Value.


Reset of the Benefit. You may reset your Withdrawal Base on an annual anniversary of the Contract Date when your Contract Value is higher than the Withdrawal Base. If such contract anniversary is not a Valuation Day, the reset will occur on the next Valuation Day. On the Valuation Day you reset your benefit, we will reset the Investment Strategy to the current

Investment Strategy and reset the charges for this rider. For Lifetime Income Plus without the Principal Protection Death Benefit, the new charges, which may be higher than your previous charges, will never exceed 2.00% of the benefit base. For Lifetime Income Plus with the Principal Protection Death Benefit, the new charges, which may be higher than your previous charges, will never exceed 2.00% of the benefit base plus 0.50% of the value of the Principal Protection Death Benefit. The reset date must be at least 12 months after the later of the Contract Date and the last reset date. Resets will occur automatically unless such automatic resets are or have been terminated.

Any change to the charges or to the required Investment Strategy for this rider will be communicated to you in writing prior to the contract anniversary date. Upon reset, these changes will apply. The reset provision is not available on or after the latest permitted Annuity Commencement Date.

Automatic resets will continue until and unless:

   (a) the owner (or owners) submits a written request to our Home Office to terminate automatic resets (such a request must be received at least 15 days prior to the contract anniversary date);

   (b) the Investment Strategy changes, allocations are affected, and we do not receive confirmation of new allocations from you at our Home Office;

   (c) income payments begin via annuitization; or

   (d) ownership of the contract changes.

If automatic resets have terminated, you may later reinstate automatic resets for any future contract anniversary by submitting a written request to do so; provided you are following the Investment Strategy and income payments have not begun.


Please note that an automatic reset will occur on a contract anniversary if Contract Value is even nominally higher than the Withdrawal Base (e.g., as little as $1.00 higher) and, therefore, an automatic reset may not be in your best interest because: (i) the charges for this rider may be higher than your previous charges and (ii) the Investment Strategy will be reset to the current Investment Strategy (the Investment Strategy offered on the reset date). Please carefully consider the impact of automatic resets when you elect Lifetime Income Plus 2008 and while the rider is in effect. As indicated above, you may terminate the automatic reset feature of the rider at any time by submitting a written request to us at our Home Office at least 15 days prior to the contract anniversary date.



Impact of Withdrawals. If a Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is in excess of the Withdrawal Limit, your Withdrawal Base, Principal Protection Death Benefit (if applicable) and Roll-Up Value are reduced. The new Withdrawal Base equals the lesser of (a) and (b), where:


   (a) is the Contract Value on the Valuation Day after the Gross Withdrawal;
       and

   (b) is the prior Withdrawal Base minus the Gross Withdrawal.

The new Principal Protection Death Benefit (if applicable) equals the lesser of
(a) and (b), where:

   (a) is the Contract Value on the Valuation Day after the Gross Withdrawal;
       and

   (b) is the prior Principal Protection Death Benefit minus the Gross
       Withdrawal.

The new Roll-Up Value will be zero. Additional purchase payments will not increase the Roll-Up Value.

If the total Gross Withdrawals in a Benefit Year are less than or equal to the Withdrawal Limit, we will waive any surrender charge on the Gross Withdrawal.

The Withdrawal Limit will be increased for any Benefit Year to the extent necessary to meet any minimum distribution requirements under federal tax law. This increase applies only to the required minimum distribution based on the Contract Value for the calendar year ending within the Benefit Year.


You should carefully manage withdrawals because excess withdrawals will have adverse consequences on the benefits provided under Lifetime Income Plus 2008, particularly in down markets. Over the period of time during which you take withdrawals, there is the risk that you may need funds in excess of the Withdrawal Limit and, if you do not have other sources of income available, you may need to take (excess) withdrawals that will reduce your Withdrawal Base (and, consequently, your Withdrawal Limit), the Principal Protection Death Benefit (if applicable), and your Roll-Up Value.

You should also carefully consider when to begin taking withdrawals if you elected Lifetime Income Plus 2008. The longer you wait before beginning to take withdrawals, the higher the Withdrawal Factor will be, which is one of the components used to determine the amount of your Withdrawal Limit. If you delay taking withdrawals too long, however, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.

Your Contract Value after taking a withdrawal may be less than the amount required to keep your contract in effect. In this event, or if your Contract Value is reduced to $100, the following will occur:

  . If the Withdrawal Limit is less than $100, we will pay you the greatest of the following:

     (a) the Contract Value;

     (b) a lump sum equal to the present value of future lifetime payments in the amount of the Withdrawal Limit calculated using the 2000 Annuity Mortality Table and an interest rate of 3%; and

     (c) the Principal Protection Death Benefit (if applicable).


  . If the Withdrawal Limit is greater than $100, we will begin income payments. We will make payments of a fixed amount for the life of the Annuitant or, if there are Joint Annuitants, the last surviving Annuitant. The fixed amount payable annually will equal the most recently calculated Withdrawal Limit. We will make payments monthly or on another periodic basis agreed by us. If the monthly amount is less than $100, we will reduce the frequency so that the payment will be at least $100. The Principal Protection Death Benefit (if applicable) will continue under this provision. The Principal Protection Death Benefit will be reduced by each payment. The Principal Protection Death Benefit, if any, will be payable on the death of the last surviving Annuitant.

Principal Protection Death Benefit. You may purchase Lifetime Income Plus 2008 with the Principal Protection Death Benefit. The Principal Protection Death Benefit is a feature available only with Lifetime Income Plus 2008. It cannot be elected separate from Lifetime Income Plus 2008.


The Principal Protection Death Benefit is used to determine the death benefit, if any, payable under the contract and rider as described in the "Death Provisions" section below. The Principal Protection Death Benefit on the Contract Date is equal to the initial purchase payment. Purchase payments in a Benefit Year increase the Principal Protection Death Benefit.

Gross Withdrawals in a Benefit Year decrease the Principal Protection Death Benefit. If a Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is less than or equal to the Withdrawal Limit, the Principal Protection Death Benefit will be reduced by the Gross Withdrawal. If a Gross Withdrawal plus all prior Gross Withdrawals in a Benefit Year is in excess of the Withdrawal Limit, your Principal Protection Death Benefit will equal the lesser of (a) and (b), where:

   (a) is the Contract Value on the Valuation Day after the Gross Withdrawal;
       and

   (b) is the prior Principal Protection Death Benefit minus the Gross
       Withdrawal.

Death Provisions. At the death of the last surviving Annuitant, a death benefit may be payable under this contract and rider. The amount of any death benefit payable will be the greatest of (a), (b) and (c), where:

   (a) is the death benefit as calculated under the base contract;

   (b) is the Principal Protection Death Benefit (if applicable); and

   (c) is any amount payable by any other optional death benefit rider (if applicable).

The death benefit payable will be paid according to the distribution rules under the contract.

If the designated beneficiary is a surviving spouse who is not an Annuitant, whose age is 45 through 85, and who elects to continue the contract as the new owner, this rider will continue. The Withdrawal Base and Roll-Up Value for the new owner will be the death benefit determined as of the first Valuation Day we receive at our Home Office due proof of death and all required forms. The Withdrawal Factor for the new owner will be based on the age of that owner on the date of the first Gross Withdrawal for that owner.

If the designated beneficiary is a surviving spouse who is an Annuitant and who elects to continue the contract as the owner, this rider will continue. The Withdrawal Base and Roll-Up Value will be the same as it was under the contract for the deceased owner. If no withdrawals were taken prior to the first Valuation Day we receive due proof of death and all required forms at our Home Office, the Withdrawal Factor for the surviving spouse will be established based on the attained age of the surviving spouse on the date of the first Gross Withdrawal for the surviving spouse. Otherwise, the Withdrawal Factor will continue as it was under the contract for the deceased owner.

If the surviving spouse cannot continue the rider, the rider and the rider charges will terminate. The charges for this rider will be calculated, pro rata, and deducted.

Proceeds that were transferred to the Evergreen Treasury Money Market Fund upon the death of the owner will be reallocated to the Investment Strategy and the asset percentages then in effect at the time of the death of the owner. Such reallocations will not be counted as a transfer for the purpose of the number of transfers allowed under the contract in a calendar year.

Considerations. While the rider is designed to provide life-time withdrawal benefits and the return of purchase payments, these benefits are only guaranteed to the extent you comply with the limits, conditions and restrictions set forth in the contract. There can be no assurance that you will receive more than a return of purchase payments.

Rider Charge. We assess a charge for the guaranteed minimum withdrawal benefit provided by the rider. The charge for the guaranteed minimum withdrawal benefit is calculated quarterly as a percentage of the benefit base, as defined and determined under the rider, and deducted quarterly from the Contract Value. Please note that, if your benefit base increases, the amount deducted from your Contract Value will increase.


If you purchase Lifetime Income Plus 2008 with the Principal Protection Death Benefit, another charge will be assessed for the Principal Protection Death Benefit that is in addition to the charge for the guaranteed minimum withdrawal benefit under the rider. The charge for the Principal Protection Death Benefit is calculated quarterly as a percentage of the value of the Principal Protection Death Benefit, as defined and determined under the rider, and deducted quarterly from the Contract Value. Please note that, if the value of the Principal Protection Death Benefit increases through additional purchase payments, the amount deducted from your Contract Value will increase. The charge for the Principal Protection Death Benefit is higher if any annuitant is age 71 or older at the time of application.


We also apply different charges for the rider for a contract that is a single Annuitant contract and a contract that is a Joint Annuitant contract. Once a contract is a Joint Annuitant contract and the Joint Annuitant rider charge is applied, the Joint Annuitant rider charge will continue while the rider is in effect. If a spouse is added as Joint Annuitant after the contract is issued, new charges may apply. These new charges may be higher than the charges previously applicable to your contract.

If you reset your benefits under the rider, we will reset the charges for the rider, which may be higher than your previous charges.

We currently assess the following charges for the rider, calculated and deducted as described above:

Lifetime Income Plus 2008 without the Principal Protection Death Benefit
           Single Annuitant Contract     0.75% of benefit base
           -------------------------------------------------------------
                                         -------------------------------
           Joint Annuitant Contract      0.85% of benefit base
------------------------------------------------------------------------
Lifetime Income Plus 2008 with the Principal Protection Death Benefit --
 Annuitant Age 45-70
           Single Annuitant Contract     0.75% of benefit base plus
                                         0.15% of value of Principal
                                         Protection Death Benefit
           -------------------------------------------------------------
           Joint Annuitant Contract      0.85% of benefit base plus
                                         0.15% of value of Principal
                                         Protection Death Benefit
------------------------------------------------------------------------

Lifetime Income Plus 2008 with the Principal Protection Death Benefit --
 Annuitant Age 71-85
          Single Annuitant Contract      0.75% of benefit base plus
                                         0.40% of value of Principal
                                         Protection Death Benefit
          --------------------------------------------------------------
          Joint Annuitant Contract       0.85% of benefit base plus
                                         0.40% of value of Principal
                                         Protection Death Benefit
------------------------------------------------------------------------

The charges for Lifetime Income Plus 2008 without the Principal Protection Death Benefit will never exceed 2.00% of benefit base. The charges for Lifetime Income Plus 2008 with the Principal Protection Death Benefit will never exceed 2.00% of benefit base plus 0.50% of the value of the Principal Protection Death Benefit.

On the day the rider and/or the contract terminates, the charges for this rider will be calculated, pro rata, and deducted.


Please note that you will begin paying the rider charge (including the applicable charge associated with the Principal Protection Death Benefit if you have elected that option) as of the date the rider takes effect, even if you do not begin taking withdrawals under the rider for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any payments under the rider; nor will we refund charges if the Principal Protection Death Benefit feature under a contract does not pay out.


When the Rider is Effective

If available, Lifetime Income Plus 2008 and the Principal Protection Death Benefit must be elected at application. The rider will remain in effect while the contract is in force and before the Annuity Commencement Date. You may terminate this rider apart from the contract on any contract anniversary on or after the 5th contract anniversary. Otherwise this rider and the corresponding charges will terminate on the Annuity Commencement Date.

At any time before the Annuity Commencement Date, you can elect to annuitize under current annuity rates in lieu of continuing Lifetime Income Plus 2008. This may provide a higher income amount and/or more favorable tax treatment than payments made under this rider.

General Provisions

For purposes of this rider:

  .  The Annuitant may name his or her spouse as a Joint Annuitant at issue.

  . If you marry after issue, you may add your spouse as a Joint Annuitant, subject to our approval.

Examples

The following examples show how Lifetime Income Plus 2008 works based on hypothetical values. The examples are for illustrative purposes only and are not intended to depict investment performance of the contract and, therefore, should not be relied upon in making a decision to invest in the rider or contract. The examples assume current rider charges for all periods shown. If an owner resets the benefits under the rider, we reset the charges for the rider, which may be higher than the previous charges. Higher rider charges would produce lower values in the examples.

This example assumes:


   (1) the owner, who is also the Annuitant, purchases the contract for $100,000 and elects Lifetime Income Plus 2008 without the Principal Protection Death Benefit;


   (2) the owner makes no additional purchase payments;

   (3) the owner is age 52 at issue, waits 13 years to take a withdrawal, and has a Withdrawal Factor of 5.5%;

   (4) the Roll-Up Value increases until age 65;

   (5) the contract earns a net return of -2%, before rider charges are deducted;

   (6) the owner takes partial withdrawals equal to the Withdrawal Limit (which is the Withdrawal Factor multiplied by the benefit base) for the rest of the owner's life;

   (7) The Withdrawal Base is reset annually on the contract anniversary; and

   (8) the owner dies upon reaching age 90.

                                          Contract Value -
                              Withdrawals  End of Year -   Withdrawal    Roll-Up                     Death
   Age -    Contract Value -    Taken -     After Rider      Base -      Value -   Benefit Base -  Benefit -
End of Year Beginning of Year End of Year     Charges      End of Year End of Year  End of Year   End of Year
-------------------------------------------------------------------------------------------------------------
    53          $100,000        $    --       $97,205       $100,000    $106,000      $106,000     $100,000
    54            97,205             --        94,418        100,000     112,360       112,360      100,000
    55            94,418             --        91,637        100,000     119,102       119,102      100,000
    56            91,637             --        88,857        100,000     126,248       126,248      100,000
    57            88,857             --        86,076        100,000     133,823       133,823      100,000
    58            86,076             --        83,291        100,000     141,852       141,852      100,000
    59            83,291             --        80,497        100,000     150,363       150,363      100,000
    60            80,497             --        77,692        100,000     159,385       159,385      100,000
    61            77,692             --        74,871        100,000     168,948       168,948      100,000
    62            74,871             --        72,030        100,000     179,085       179,085      100,000
    63            72,030             --        69,166        100,000     189,830       189,830      100,000
    64            69,166             --        66,274        100,000     201,220       201,220      100,000
    65            66,274         11,731        51,617        100,000     213,293       213,293       81,482
    66            51,617         11,731        37,229        100,000     213,293       213,293       61,958
    67            37,229         11,731        23,129        100,000     213,293       213,293       41,108
    68            23,129         11,731         9,310        100,000     213,293       213,293       18,189
    69             9,310         11,731            --        100,000     213,293       213,293           --
    70                --         11,731            --        100,000     213,293       213,293           --
    71                --         11,731            --        100,000     213,293       213,293           --
    72                --         11,731            --        100,000     213,293       213,293           --
    73                --         11,731            --        100,000     213,293       213,293           --
    74                --         11,731            --        100,000     213,293       213,293           --
    75                --         11,731            --        100,000     213,293       213,293           --
    76                --         11,731            --        100,000     213,293       213,293           --
    77                --         11,731            --        100,000     213,293       213,293           --
    78                --         11,731            --        100,000     213,293       213,293           --
    79                --         11,731            --        100,000     213,293       213,293           --
    80                --         11,731            --        100,000     213,293       213,293           --
    81                --         11,731            --        100,000     213,293       213,293           --
    82                --         11,731            --        100,000     213,293       213,293           --
    83                --         11,731            --        100,000     213,293       213,293           --
    84                --         11,731            --        100,000     213,293       213,293           --
    85                --         11,731            --        100,000     213,293       213,293           --
    86                --         11,731            --        100,000     213,293       213,293           --
    87                --         11,731            --        100,000     213,293       213,293           --
    88                --         11,731            --        100,000     213,293       213,293           --
    89                --         11,731            --        100,000     213,293       213,293           --
    90                --         11,731            --        100,000     213,293       213,293           --
-------------------------------------------------------------------------------------------------------------

This example assumes:


   (1) the owner, who is also the Annuitant, purchases the contract for $100,000 and elects Lifetime Income Plus 2008 with the Principal Protection Death Benefit;


   (2) the owner makes no additional purchase payments;

   (3) the owner is age 52 at issue, waits 13 years to take a withdrawal, and has a Withdrawal Factor of 5.5%;

   (4) the Roll-Up Value increases until age 65;

   (5) the contract earns a net return of -2%, before rider charges are deducted;

   (6) the owner takes partial withdrawals equal to the Withdrawal Limit (which is the Withdrawal Factor multiplied by the benefit base) for the rest of the owner's life;

   (7) The Withdrawal Base is reset annually on the contract anniversary; and

   (8) the owner dies upon reaching age 90.

                                          Contract Value -
                              Withdrawals  End of Year -   Withdrawal    Roll-Up                     Death
   Age -    Contract Value -    Taken -     After Rider      Base -      Value -   Benefit Base -  Benefit -
End of Year Beginning of Year End of Year     Charges      End of Year End of Year  End of Year   End of Year
-------------------------------------------------------------------------------------------------------------
    53          $100,000        $    --       $97,055       $100,000    $106,000      $106,000     $100,000
    54            97,055             --        94,121        100,000     112,360       112,360      100,000
    55            94,121             --        91,196        100,000     119,102       119,102      100,000
    56            91,196             --        88,275        100,000     126,248       126,248      100,000
    57            88,275             --        85,356        100,000     133,823       133,823      100,000
    58            85,356             --        82,435        100,000     141,852       141,852      100,000
    59            82,435             --        79,508        100,000     150,363       150,363      100,000
    60            79,508             --        76,573        100,000     159,385       159,385      100,000
    61            76,573             --        73,624        100,000     168,948       168,948      100,000
    62            73,624             --        70,658        100,000     179,085       179,085      100,000
    63            70,658             --        67,672        100,000     189,830       189,830      100,000
    64            67,672             --        64,659        100,000     201,220       201,220      100,000
    65            64,659         11,731        49,903        100,000     213,293       213,293       88,269
    66            49,903         11,731        35,434        100,000     213,293       213,293       76,538
    67            35,434         11,731        21,272        100,000     213,293       213,293       64,807
    68            21,272         11,731         7,411        100,000     213,293       213,293       53,076
    69             7,411         11,731            --        100,000     213,293       213,293       41,344
    70                --         11,731            --        100,000     213,293       213,293       29,613
    71                --         11,731            --        100,000     213,293       213,293       17,882
    72                --         11,731            --        100,000     213,293       213,293        6,151
    73                --         11,731            --        100,000     213,293       213,293           --
    74                --         11,731            --        100,000     213,293       213,293           --
    75                --         11,731            --        100,000     213,293       213,293           --
    76                --         11,731            --        100,000     213,293       213,293           --
    77                --         11,731            --        100,000     213,293       213,293           --
    78                --         11,731            --        100,000     213,293       213,293           --
    79                --         11,731            --        100,000     213,293       213,293           --
    80                --         11,731            --        100,000     213,293       213,293           --
    81                --         11,731            --        100,000     213,293       213,293           --
    82                --         11,731            --        100,000     213,293       213,293           --
    83                --         11,731            --        100,000     213,293       213,293           --
    84                --         11,731            --        100,000     213,293       213,293           --
    85                --         11,731            --        100,000     213,293       213,293           --
    86                --         11,731            --        100,000     213,293       213,293           --
    87                --         11,731            --        100,000     213,293       213,293           --
    88                --         11,731            --        100,000     213,293       213,293           --
    89                --         11,731            --        100,000     213,293       213,293           --
    90                --         11,731            --        100,000     213,293       213,293           --
-------------------------------------------------------------------------------------------------------------

This next example assumes:


   (1) the owner, who is also the Annuitant, purchases the contract for $100,000 and elects Lifetime Income Plus 2008 without the Principal Protection Death Benefit;


   (2) the owner makes no additional purchase payments;

   (3) the owner is age 72 at issue, waits 10 years to take a withdrawal, and has a Withdrawal Factor of 7%;

   (4) the Roll-Up Value increases for 10 years;

   (5) the contract earns a net return of -2%, before rider charges are deducted;

   (6) the owner takes partial withdrawals equal to the Withdrawal Limit (which is the Withdrawal Factor multiplied by the benefit base) for the rest of the owner's life;

   (7) The Withdrawal Base is reset annually on the contract anniversary; and

   (8) the owner dies upon reaching age 90.

                                          Contract Value -
                              Withdrawals  End of Year -   Withdrawal    Roll-Up                     Death
   Age -    Contract Value -    Taken -     After Rider      Base -      Value -   Benefit Base -  Benefit -
End of Year Beginning of Year End of Year     Charges      End of Year End of Year  End of Year   End of Year
-------------------------------------------------------------------------------------------------------------
    73          $100,000        $    --       $97,205       $100,000    $106,000      $106,000     $100,000
    74            97,205             --        94,418        100,000     112,360       112,360      100,000
    75            94,418             --        91,637        100,000     119,102       119,102      100,000
    76            91,637             --        88,857        100,000     126,248       126,248      100,000
    77            88,857             --        86,076        100,000     133,823       133,823      100,000
    78            86,076             --        83,291        100,000     141,852       141,852      100,000
    79            83,291             --        80,497        100,000     150,363       150,363      100,000
    80            80,497             --        77,692        100,000     159,385       159,385      100,000
    81            77,692             --        74,871        100,000     168,948       168,948      100,000
    82            74,871         12,536        59,494        100,000     179,085       179,085       82,596
    83            59,494         12,536        44,426        100,000     179,085       179,085       64,419
    84            44,426         12,536        29,633        100,000     179,085       179,085       45,268
    85            29,633         12,536        15,136        100,000     179,085       179,085       24,761
    86            15,136         12,536           929        100,000     179,085       179,085        1,709
    87               929         12,536            --        100,000     179,085       179,085           --
    88                --         12,536            --        100,000     179,085       179,085           --
    89                --         12,536            --        100,000     179,085       179,085           --
    90                --         12,536            --        100,000     179,085       179,085           --
-------------------------------------------------------------------------------------------------------------

This next example assumes:


   (1) the owner, who is also the Annuitant, purchases the contract for $100,000 and elects Lifetime Income Plus 2008 with the Principal Protection Death Benefit;


   (2) the owner makes no additional purchase payments;

   (3) the owner is age 72 at issue, waits 10 years to take a withdrawal, and has a Withdrawal Factor of 7%;

   (4) the Roll-Up Value increases for 10 years;

   (5) the contract earns a net return of -2%, before rider charges are deducted;

   (6) the owner takes partial withdrawals equal to the Withdrawal Limit (which is the Withdrawal Factor multiplied by the benefit base) for the rest of the owner's life;

   (7) The Withdrawal Base is reset annually on the contract anniversary; and

   (8) the owner dies upon reaching age 90.

                                          Contract Value -
                              Withdrawals  End of Year -   Withdrawal    Roll-Up                     Death
   Age -    Contract Value -    Taken -     After Rider      Base -      Value -   Benefit Base -  Benefit -
End of Year Beginning of Year End of Year     Charges      End of Year End of Year  End of Year   End of Year
-------------------------------------------------------------------------------------------------------------
    73          $100,000        $    --       $96,805       $100,000    $106,000      $106,000     $100,000
    74            96,805             --        93,626        100,000     112,360       112,360      100,000
    75            93,626             --        90,460        100,000     119,102       119,102      100,000
    76            90,460             --        87,304        100,000     126,248       126,248      100,000
    77            87,304             --        84,155        100,000     133,823       133,823      100,000
    78            84,155             --        81,008        100,000     141,852       141,852      100,000
    79            81,008             --        77,860        100,000     150,363       150,363      100,000
    80            77,860             --        74,707        100,000     159,385       159,385      100,000
    81            74,707             --        71,546        100,000     168,948       168,948      100,000
    82            71,546         12,536        55,886        100,000     179,085       179,085       87,464
    83            55,886         12,536        40,590        100,000     179,085       179,085       74,928
    84            40,590         12,536        25,624        100,000     179,085       179,085       62,392
    85            25,624         12,536        11,008        100,000     179,085       179,085       49,856
    86            11,008         12,536            --        100,000     179,085       179,085       37,320
    87                --         12,536            --        100,000     179,085       179,085       24,784
    88                --         12,536            --        100,000     179,085       179,085       12,248
    89                --         12,536            --        100,000     179,085       179,085           --
    90                --         12,536            --        100,000     179,085       179,085           --
-------------------------------------------------------------------------------------------------------------

This next example assumes:


   (1) the owner, who is also the Annuitant, purchases the contract for $100,000 and elects Lifetime Income Plus 2008 without the Principal Protection Death Benefit;


   (2) the owner makes no additional purchase payments;

   (3) the owner is age 65 at issue and has a Withdrawal Factor of 5.5%;

   (4) the Roll-Up Value increases for 1 year;

   (5) the contract earns a net return of 8%, before rider charges are deducted;

   (6) the owner takes partial withdrawals equal to the Withdrawal Limit (which is the Withdrawal Factor multiplied by the benefit base) for the rest of the owner's life;

   (7) the Withdrawal Base is reset annually on the contract anniversary; and

   (8) the owner dies upon reaching age 90.

                                          Contract Value -
                              Withdrawals  End of Year -   Withdrawal    Roll-Up                     Death
   Age -    Contract Value -    Taken -     After Rider      Base -      Value -   Benefit Base -  Benefit -
End of Year Beginning of Year End of Year     Charges      End of Year End of Year  End of Year   End of Year
-------------------------------------------------------------------------------------------------------------
    66          $100,000        $5,830        $101,375      $100,000    $106,000      $106,000     $101,375
    67           101,375         5,830         102,860       101,375     106,000       106,000      102,860
    68           102,860         5,830         104,464       102,860     106,000       106,000      104,464
    69           104,464         5,830         106,196       104,464     106,000       106,000      106,196
    70           106,196         5,841         108,054       106,196     106,000       106,196      108,054
    71           108,054         5,943         109,945       108,054     106,000       108,054      109,945
    72           109,945         6,047         111,869       109,945     106,000       109,945      111,869
    73           111,869         6,153         113,827       111,869     106,000       111,869      113,827
    74           113,827         6,260         115,819       113,827     106,000       113,827      115,819
    75           115,819         6,370         117,846       115,819     106,000       115,819      117,846
    76           117,846         6,482         119,908       117,846     106,000       117,846      119,908
    77           119,908         6,595         122,007       119,908     106,000       119,908      122,007
    78           122,007         6,710         124,142       122,007     106,000       122,007      124,142
    79           124,142         6,828         126,314       124,142     106,000       124,142      126,314
    80           126,314         6,947         128,525       126,314     106,000       126,314      128,525
    81           128,525         7,069         130,774       128,525     106,000       128,525      130,774
    82           130,774         7,193         133,062       130,774     106,000       130,774      133,062
    83           133,062         7,318         135,391       133,062     106,000       133,062      135,391
    84           135,391         7,447         137,760       135,391     106,000       135,391      137,760
    85           137,760         7,577         140,171       137,760     106,000       137,760      140,171
    86           140,171         7,709         142,624       140,171     106,000       140,171      142,624
    87           142,624         7,844         145,120       142,624     106,000       142,624      145,120
    88           145,120         7,982         147,660       145,120     106,000       145,120      147,660
    89           147,660         8,121         150,244       147,660     106,000       147,660      150,244
    90           150,244         8,263         152,873       150,244     106,000       150,244      152,873
-------------------------------------------------------------------------------------------------------------

This next example assumes:


   (1) the owner, who is also the Annuitant, purchases the contract for $100,000 and elects Lifetime Income Plus 2008 with the Principal Protection Death Benefit;


   (2) the owner makes no additional purchase payments;

   (3) the owner is age 65 at issue and has a Withdrawal Factor of 5.5%;

   (4) the Roll-Up Value increases for 1 year;

   (5) the contract earns a net return of 8%, before rider charges are deducted;

   (6) the owner takes partial withdrawals equal to the Withdrawal Limit (which is the Withdrawal Factor multiplied by the benefit base) for the rest of the owner's life;

   (7) the Withdrawal Base is reset annually on the contract anniversary; and

   (8) the owner dies upon reaching age 90.

                                          Contract Value -
                              Withdrawals  End of Year -   Withdrawal    Roll-Up                     Death
   Age -    Contract Value -    Taken -     After Rider      Base -      Value -   Benefit Base -  Benefit -
End of Year Beginning of Year End of Year     Charges      End of Year End of Year  End of Year   End of Year
-------------------------------------------------------------------------------------------------------------
    66          $100,000        $5,830        $101,223      $100,000    $106,000      $106,000     $101,223
    67           101,223         5,830         102,541       101,223     106,000       106,000      102,541
    68           102,541         5,830         103,963       102,541     106,000       106,000      103,963
    69           103,963         5,830         105,496       103,963     106,000       106,000      105,496
    70           105,496         5,830         107,148       105,496     106,000       106,000      107,148
    71           107,148         5,893         108,859       107,148     106,000       107,148      108,859
    72           108,859         5,987         110,596       108,859     106,000       108,859      110,596
    73           110,596         6,083         112,361       110,596     106,000       110,596      112,361
    74           112,361         6,180         114,153       112,361     106,000       112,361      114,153
    75           114,153         6,278         115,974       114,153     106,000       114,153      115,974
    76           115,974         6,379         117,824       115,974     106,000       115,974      117,824
    77           117,824         6,480         119,703       117,824     106,000       117,824      119,703
    78           119,703         6,584         121,611       119,703     106,000       119,703      121,611
    79           121,611         6,689         123,550       121,611     106,000       121,611      123,550
    80           123,550         6,795         125,519       123,550     106,000       123,550      125,519
    81           125,519         6,904         127,520       125,519     106,000       125,519      127,520
    82           127,520         7,014         129,552       127,520     106,000       127,520      129,552
    83           129,552         7,125         131,616       129,552     106,000       129,552      131,616
    84           131,616         7,239         133,712       131,616     106,000       131,616      133,712
    85           133,712         7,354         135,842       133,712     106,000       133,712      135,842
    86           135,842         7,471         138,005       135,842     106,000       135,842      138,005
    87           138,005         7,590         140,203       138,005     106,000       138,005      140,203
    88           140,203         7,711         142,435       140,203     106,000       140,203      142,435
    89           142,435         7,834         144,702       142,435     106,000       142,435      144,702
    90           144,702         7,959         147,005       144,702     106,000       144,702      147,005
-------------------------------------------------------------------------------------------------------------

THE DEATH BENEFIT

Distribution Provisions Upon Death of Owner

Federal tax law requires that minimum distributions be made under this contract after the death of the Annuitant. If issued as a Qualified Contract, the death of the annuitant is also death of the owner and the required minimum distribution at death amounts that would need to be paid to the beneficiary would be computed for the contract. If held within a custodial account or trust, the required minimum distribution at death amounts would be determined with respect to the owner, instead of with respect to the contract. The Contract Value would, however, be included in the account value subject to distribution within the time limits established by federal tax law. If required minimum distributions are not taken in accordance with the income tax regulations, the IRA beneficiary could be subject to a 50% nondeductible excise tax under Code Section 4974.

Death Benefit at Death of Any Annuitant Before Annuity Commencement Date

If any Annuitant dies before the Annuity Commencement Date, regardless of whether the Annuitant is also an owner, the amount of proceeds payable is the death benefit. Upon receipt at our Home Office of due proof of an Annuitant's death and all required forms (generally, due proof of death is a certified copy of the death certificate or a certified copy of the decree of a court of competent jurisdiction as to the finding of death), a death benefit will be paid in accordance with your instructions, subject to distribution rules and termination of contract provisions discussed in the contract and elsewhere in the prospectus.

The death benefit choices we offer are the Basic Death Benefit and the Annual Step-Up Death Benefit Rider. We automatically provide the Basic Death Benefit to you. The Annual Step-Up Death Benefit Rider is available to you for an additional charge and must be elected at the time of application. It may be elected with Lifetime Income Plus 2008 at the time of application.


The amount of the death benefit proceeds will vary based on:


   (1) the Annuitant's age on the date the contract is issued;

   (2) the Annuitant's age on the date of his or her death;

   (3) the number of contract years that elapse from the date the contract is issued until the date of the Annuitant's death; and

   (4) whether any premium taxes are due at the time the death benefit is paid.

Basic Death Benefit

The Basic Death Benefit available for all contracts issued is equal to the greater of:

   (a) purchase payments adjusted for any partial withdrawals (including any applicable surrender charges and premium taxes assessed) calculated as of the Valuation Day we receive due proof of death; and

   (b) the Contract Value on the Valuation Day we receive due proof of death and all required forms.

Partial withdrawals (including any withdrawals taken pursuant to the terms of Lifetime Income Plus 2008) reduce the death benefit proportionally by the same percentage that the partial withdrawal (including any applicable surrender charges and any premium taxes assessed) reduces the Contract Value.

Please see Appendix A for an example of the Basic Death Benefit calculation.

Annual Step-Up Death Benefit Rider

The Annual Step-Up Death Benefit Rider adds an extra feature to the Basic Death Benefit. Under the Annual Step-Up Death Benefit Rider, the amount of death benefit proceeds we will pay upon receipt of due proof of death of any Annuitant and all required forms at our Home Office will be the greater of:

  .  the Basic Death Benefit; and

  .  the Annual Step-Up Death Benefit Rider described below.

The following is the Annual Step-Up Death Benefit if all Annuitant(s) are age 80 or younger on the date the contract is issued:

The Annual Step-Up Death Benefit on the Contract Date is the initial purchase payment. The Annual Step-Up Death Benefit will be reset on each contract anniversary, up to and including the later of the fifth contract anniversary and the contract anniversary next following or coincident with the 80th birthday of the older Annuitant and on the Valuation Day that we receive due proof of death and all required forms at our Home Office. At each reset date, the Annual Step-Up Death Benefit equals the greater of (a) and (b) where:

   (a) is the Contract Value; and

   (b) is the Annual Step-Up Death Benefit on the last reset date, plus purchase payments made since the last reset date, adjusted for any partial withdrawals taken and premium tax paid since the last reset date.

Partial withdrawals (including any withdrawals taken pursuant to the terms of Lifetime Income Plus 2008) reduce the Annual

Step-Up Death Benefit proportionally by the same percentage that the partial withdrawal (including any applicable surrender charges and premium taxes assessed) reduces the Contract Value.

The following is the Annual Step-Up Death Benefit if any Annuitant is older than age 80 on the date the contract is issued:

The Annual Step-Up Death Benefit on the Contract Date is the initial purchase payment. The Annual Step-Up Death Benefit will be reset on each contract anniversary, up to and including the contract anniversary next following or coincident with the 85th birthday of the older Annuitant and on the Valuation Day that we receive due proof of death and all required forms at our Home Office. At each reset date, the Annual Step-Up Death Benefit equals the greater of (a) and (b) where:

   (a) is the Contract Value; and

   (b) is the Annual Step-Up Death Benefit on the last reset date, plus purchase payments made since the last reset date, adjusted for any partial withdrawals taken and premium tax paid since the last reset date.

Partial withdrawals (including any withdrawals taken pursuant to the terms of Lifetime Income Plus 2008) reduce the Annual Step-Up Death Benefit proportionally by the same percentage that the partial withdrawal (including any applicable surrender charges and any applicable premium taxes assessed) reduces the Contract Value.

You may only elect the Annual Step-Up Death Benefit Rider at the time of application. Once elected, it may not be terminated and it will remain in effect while this contract is in force until income payments begin. On the Annuity Commencement Date, this rider and its corresponding charge will terminate.

The Annual Step-Up Death Benefit Rider may not be available in all states or markets. We charge an additional amount for this benefit. This charge will not exceed an annual rate of 0.20% of your Contract Value at the time of the deduction. See the "Fee Tables" provision of this prospectus for additional information.


Please refer to Appendix A for examples of the calculation of the Annual Step-Up Death Benefit Rider.


Your death benefit rider option will terminate in the event that you assign or sell this contract, unless your contract is assigned or sold pursuant to a court order.

How to Claim Proceeds and/or Death Benefit Payments

At the death of the Annuitant, all members of the class first listed below having a member alive or in existence on the date of that death will become the designated beneficiary:

   (1) the owner;

   (2) the primary beneficiary;

   (3) the contingent beneficiary; or

   (4) the owner's estate.

The designated beneficiary will be treated thereafter as the sole owner of the contract. The designated beneficiary may choose one of the payment choices described below, or a default payment choice will apply if no such election is made. For purposes of this provision, if there is more than one primary beneficiary named, each one will be treated separately with respect to their portion of the contract. Thus, in cases where there are multiple designated beneficiaries, once all required information is received, each designated beneficiary will be allocated their share of the proceeds in accordance with the terms of the contract and as specified by the owner. Then, each designated beneficiary may elect one of the payment choices below (except for spousal continuation) or have the default payment choice apply. If there is no primary beneficiary(ies) alive or in existence at the time of death, all proceeds will be then payable to any named contingent beneficiary(ies).

We should be notified immediately by telephone upon the death of the Annuitant. We have the right to request that all notifications of death be immediately followed by written notification. Upon notification, no additional purchase payments will be accepted. Upon such notification of death, we will transfer all assets in the Separate Account to the Evergreen Treasury Money Market Fund until receipt of due proof of death and any required forms. Due proof of death consists of a death certificate issued by a government jurisdiction or a court of law. Any required forms can consist of information necessary in order to pay any named designated beneficiary(ies) and any other information necessary to process applicable proceeds.

Any proceeds will be paid in equal shares to one or more designated beneficiaries in accordance with the contract unless otherwise specified by the owner. The distribution rules will be applied as if each designated beneficiary's portion were a separate contract. If a designated beneficiary dies prior to filing a death claim, death proceeds will be paid to that designated beneficiary's estate.


Payment Choices. The designated beneficiary may elect the form in which the proceeds will be paid from the following payment choices (and if no election is made, the default payment choice described at the end of this sub-section will apply):


   (1) apply the proceeds to provide income under Optional Payment Plan 1, Life Income with Period Certain, as described in the "Optional Payment Plans" provision of this prospectus. The first income payment must be made no later than the end of the year after the year of death. A surviving spouse beneficiary, however, may wait to begin receiving income until the end of the year the Annuitant would have attained age 701/2. A Qualified custodial account or trust holding the contract may also use this option if its beneficiary is the Annuitant's surviving spouse. The period certain must not exceed the designated beneficiary's life expectancy, as determined by the IRS. This is the applicable distribution period for required minimum distributions after death, as provided in Section 1.401(a)(9)-5A-5 of the Income Tax Regulations. The designated beneficiary becomes the owner and, if an individual, the Annuitant under the Optional Payment Plan;

   (2) receive the proceeds in one lump sum payment;

   (3) receive the proceeds by the end of the fifth year following the date of death. This payment choice (or payment choice 2) must be selected if the beneficiary is not an individual, or a Qualified custodial account or trust holding the contract for the benefit of individual designated beneficiary(ies) of the Annuitant. We will set the Contract Value to be equal to the death proceeds as of the first Valuation Day that we have received due proof of death. At any time during the five-year period following the date of death, a partial or full distribution may be taken from the contract. The Contract Value as of the date of the distribution request will be the amount payable. We will pay, in one payment, any Contract Value remaining at the earlier of the end of the five-year period or at the death of the designated beneficiary;

   (4) if the sole designated beneficiary is the spouse of a deceased Annuitant, or a Qualified custodial account or trust holding the contract for the sole benefit of the Annuitant's surviving spouse, he, she, or it may continue the contract as stated in the "Distribution Rules" provision below.


The following additional payment choice, which we may refer to as the Minimum Annual Income payment choice, is available subject to certain special rules set forth below:

An "inherited owner" may apply death proceeds to provide for an annual payment equal to the Minimum Annual Income, described below. For purposes of this provision, an inherited owner is any designated beneficiary receiving death proceeds from a Qualified Contract or any beneficiary receiving death proceeds from any other individual retirement plan. A surviving spouse may elect to be treated as an inherited owner in lieu of exercising spousal continuation. The inherited owner will be named the Annuitant at election of the payment choice.



Payments under this Minimum Annual Income payment choice will continue annually on the distribution date selected by the inherited owner, subject to the special rules stated below, until the death of the inherited owner or the Contract Value is reduced to $0. Upon death of the inherited owner, the person or entity named by the inherited owner or, if no one is named, the inherited owner's estate may receive the remaining Contract Value. The recipient may take the Contract Value as a lump sum or continue to receive the annual payment on the distribution date equal to the Minimum Annual Income until the Contract Value is reduced to $0.


The Minimum Annual Income is the amount withdrawn each year to satisfy Section 408(b)(3) of the Code. As this Code section applies to the contract, or the owner if a custodial account or trust, the Minimum Annual Income will be based on the applicable distribution period for required minimum distributions after death, as provided in Section 1.401(a)(9)-5 A-5 of the Income Tax Regulations.


The following special rules apply to this Minimum Annual Income payment choice only:


  . This payment choice cannot be selected if the Minimum Annual Income would be less than $100.


  . The inherited owner must elect a distribution date on which payments will be made. If the inherited owner is the surviving spouse of the original IRA owner within the meaning of Section 401(a)(9)(B)(iv) of the Code, then the first distribution date elected must be the later of either: (i) December 15th of the year in which the deceased would have been age 70 1/2 or (ii) December 15th of the year following the original IRA owner's death. If the inherited owner is not the surviving spouse of the original IRA owner, then the first distribution date elected must be within 350 days from the date of death. If the surviving spouse dies before the first distribution date, the first distribution date under this Minimum Annual Income payment choice will be determined by treating the death of the surviving spouse as the death of the original IRA owner and the surviving spouse's designated beneficiary as the inherited owner.

  . Amounts paid to satisfy the Minimum Annual Income will not be subject to surrender charges. Surrender charges will apply to amounts withdrawn in excess of the Minimum Annual Income.


  . Optional living benefit and death benefit riders are not available with this payment choice.


  . Additional purchase payments may not be added to the contract if this payment choice is selected.

Under this Minimum Annual Income payment choice, the contract will terminate upon payment of the entire Contract Value.

If a designated beneficiary makes no election within 60 days following receipt of due proof of death and all required forms at our Home Office, payments will default to payment choice 3 (proceeds paid by the end of the fifth year following the date of death).

Spendthrift Provision. The owner may, by providing written notice to our Home Office in a manner acceptable to the Company, choose the method of payment of death proceeds under the contract by selecting any payment choice, including any Optional Payment Plan, that a designated beneficiary may have chosen. A designated beneficiary cannot change the payment choice that the owner has selected. If the owner makes a payment choice for the surviving spouse, the spouse may not continue the contract in accordance with the "Distribution Rules" provision of the prospectus. The owner may also specify at the time of electing an income payment option that any payments remaining to be made at the owner's death cannot be commuted or assigned. While living, the owner may revoke any such limitations on the rights of the designated beneficiary by providing written notice of such revocation to our Home Office in a manner acceptable to the Company. If the payment choice selected by the owner does not apply to a designated beneficiary, the limitations imposed by this paragraph shall not apply to such designated beneficiary. For example, a payment choice based on an individual's life does not apply to the owner's estate and the estate would be free to make its own payment choice as designated beneficiary after the owner's death.

Distribution Rules

When Death Occurs Before the Annuity Commencement Date

If the sole designated beneficiary is the spouse of the deceased Annuitant, or a Qualified custodial account or trust holding the contract for the benefit of such spouse, the spouse may continue the contract as the new owner. The spouse will automatically become the new sole Annuitant replacing any other Annuitant. As the new named owner and Annuitant, the spouse may exercise all rights as stated in the contract. Any other surviving Joint Annuitant will be removed from the contract. At the death of the surviving spouse, this spousal continuation provision may not be used again (for example, in the case where the surviving spouse remarries). If the spouse is one of multiple designated beneficiaries, the spouse may not continue the contract.

If the designated beneficiary(ies) is not the spouse of the deceased or a Qualified custodial account or trust holding the contract for the benefit of such spouse, the designated beneficiary(ies) may not continue the contract indefinitely. Instead, the proceeds from the contract must be distributed in accordance with one of the other payment choices and Section 408(b) of the Code.

When Death Occurs On or After the Annuity Commencement Date

On or after the Annuity Commencement Date, if the owner, an Annuitant, or a designated beneficiary dies while the contract is in force, payments that are already being made under the contract will be made at least as rapidly as under the method of distribution in effect at the time of such death, notwithstanding any other provision of the contract. This means that unless accelerated in accordance with contract terms, income payments will continue to the beneficiary under the distribution method in effect at the applicable death.


For an IRA Account or SEP IRA Account, on or after the Annuitant's required beginning date for minimum distribution purposes, if payments are being made under the Minimum Annual Income payment choice described above, if an individual is the designated beneficiary, remaining payments may be made over the longer of the Annuitant's remaining life expectancy at death or the designated beneficiary's life expectancy from the Single Life Table in Section 1.401(a)(9)-9 of the Income Tax Regulations.


INCOME PAYMENTS

The various types of income payments available under the contract, as well as the Annuity Commencement Date of the contract, are described in this section. The Code requires payments from a Qualified Contract to begin earlier than the latest permitted Annuity Commencement Date described below. You should consult a tax adviser before selecting an income payment plan under your contract and regarding the minimum distributions you need to take from the contract.

Income Payments and the Annuity Commencement Date

The Annuity Commencement Date is the date income payments begin under the contract, provided the Annuitant is still living on that date. The Annuity Commencement Date must be a date at least thirteen months from the date the contract is issued.

The owner selects the contract's initial Annuity Commencement Date at issue. Thereafter, until income payments begin, the owner may elect to extend the Annuity Commencement Date in one-year increments, so long as the new Annuity Commencement Date is not a date beyond the latest permitted Annuity Commencement Date. The latest Annuity Commencement Date we currently permit may not be a date beyond the younger Annuitant's 90th birthday, unless we consent to a later date. We reserve the right to discontinue to allow the deferral of the Annuity Commencement Date at any time and without prior notice. Any consent for a new Annuity Commencement Date will be provided on a non-discriminatory basis.

The owner may request to change the Annuity Commencement Date by sending written notice to our Home Office prior to the Annuity Commencement Date then in effect. If you change the Annuity Commencement Date, the Annuity Commencement Date will mean the new Annuity Commencement Date selected, provided such Annuity Commencement Date is not a date beyond the latest permitted Annuity Commencement Date. If income payments have not commenced upon reaching the latest permitted Annuity Commencement Date, we will begin making payments to the named payee in the form of a Life Income with a 10 Year Period Certain or, if Lifetime Income Plus 2008 applies, income payments will be made pursuant to Optional Payment Plan 6, Fixed Income for Life.

We will make monthly income payments to the owner beginning on the Annuity Commencement Date provided the Annuitant is still living. Subject to the provisions discussed above and IRS minimum distribution requirements, we will make the monthly income payment in the form of a Life Income with a 10 Year Period Certain plan or a Joint Life and Survivor Income with a 10 Year Period Certain plan, both with variable income payments, using the gender (where appropriate) and settlement age of the Annuitant(s) instead of the payee, unless you make another election as described below. As described in your contract, the settlement age may be less than the Annuitant's age. This means that payments may be lower than they would have been without the adjustment. You may also choose to receive the Surrender Value of your contract in a lump sum on the date immediately preceding the Annuity Commencement Date, in which case, we will cancel the contract. See the "Requesting Payments" provision of this prospectus.

Payments will continue for the life of the Annuitant under the Life Income with a 10 Year Period Certain plan if he or she lives longer than 10 years. If the Annuitant dies before the end of 10 years, we will discount the remaining payments for the 10-year period at the same rate used to calculate the monthly income payment. If the remaining payments are variable income payments, the amount of each payment to be discounted will be assumed to be equal to the value of the payment on the date we receive due proof of death. We will pay this discounted amount in a lump sum.

Payments will continue for the life of the Surviving Annuitant under the Joint Life and Survivor Income with a 10 Year Period Certain plan, if any Annuitant lives longer than 10 years. If both Annuitants die before the end of 10 years, the remaining payments for the 10-year period will be discounted at the same rate used to calculate the monthly income payment. If the remaining payments are variable income payments, the amount of each payment to be discounted will be assumed to be equal to the value of the payment on the date we receive due proof of death. We will pay this discounted amount in a lump sum.

The contract also provides optional forms of income payments ("Optional Payment Plans"), each of which is payable on a fixed basis. Optional Payment Plan 1 and Optional Payment Plan 2 also are available on a variable basis.

If you elect fixed income payments, the guaranteed amount payable will be computed using interest at 3% compounded yearly. We may increase the interest rate, which will increase the amount we pay to you or the payee.

If you elect variable income payments, the dollar amount of the first variable income payment will depend on the annuity purchase rates described in your contract for the Optional Payment Plan you choose. These rates vary based on the Annuitant's settlement age and gender, and upon the settlement age and gender of a second person you designate (if applicable). Under such tables, the longer the life expectancy of the Annuitant or the longer the period for which we guarantee to make payments under the option, the smaller the amount the first variable income payment will be. After your first income payment, the dollar amount of your income payments will vary based on the investment performance of the Subaccount(s) in which you invest and the contract's assumed interest rate.

The assumed interest rate is an assumption we make regarding the investment performance of the Portfolios you select. This rate is simply the total return, after expenses, you need to keep your variable income payments level. We assume an effective annual rate of 3%. This means that if the annualized investment performance, after expenses, of your Subaccounts, measured between the day that the last payment was made and the day on which we are calculating the new payment, is less than 3%, then the dollar amount of your variable income payment will decrease. Conversely, if the annualized investment performance, after expenses, of your Subaccounts, measured between the day that the last payment was made and the day on which we are calculating the new payment, is greater than 3%, then the dollar amount of your income payment will increase.

We will make income payments monthly unless you elect to receive payments quarterly, semi-annually or annually. Under all available payment plans, if any payment that is made more frequently than annually is, would be or becomes less than $100, we reserve the right to reduce the frequency of payments to an interval that would result in each payment being at least $100. If the annual payment payable at maturity is less than $20, we will pay the Surrender Value in a lump sum. See the "Requesting Payments" provision of this prospectus. Upon making such a payment, we will have no future obligation under the contract.

The amount of your income payments will depend on four factors:


   (1) your Surrender Value on the Valuation Day immediately preceding the Annuity Commencement Date;

   (2) the settlement age on the Annuity Commencement Date, and if applicable, the gender of the Annuitant(s);

   (3) the specific payment plan you choose; and

   (4) if you elect variable income payments, the investment performance of the Portfolios selected.

As provided in your contract, we may adjust the age used to determine income payments, and we may deduct premium taxes from your payments.

Optional Payment Plans

The following Optional Payment Plans are available under the contract. The period certain offered under an Optional Payment Plan cannot exceed the applicable life expectancy required to satisfy the minimum distribution provisions of the Code.

   Optional Payment Plan 1 -- Life Income with Period Certain. This option guarantees monthly payments for the lifetime of the payee with a minimum number of years of payments. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15, or 20 years. The payee selects the designated period. If the payee dies during the minimum period, we will discount the amount of the remaining guaranteed payments at the same rate used in calculating income payments. We will pay the discounted amount in a lump sum to the payee's estate, unless otherwise provided.

   Optional Payment Plan 2 -- Joint Life and Survivor Income. This option provides for us to make monthly payments to two payees for a period certain of 10 years. Each payee must be at least 35 years old when payments begin. Payments will continue as long as either payee is living. If both payees die before the end of the minimum period, we will discount the amount of the remaining payments for the 10 year period at the same rate used in calculating income payments. We will pay the discounted amount in a lump sum to the survivor's estate, unless otherwise provided.

   Optional Payment Plan 3 -- Income for a Fixed Period. This option provides for periodic payments to be made for a period certain not longer than 30 years. Payments can be made annually, semi-annually, quarterly, or monthly. If the payee dies, we will discount the amount of the remaining guaranteed payments to the date of the payee's death at the same rate used in calculating income payments. We will pay the discounted amount in a lump sum to the payee's estate, unless otherwise provided.

   Optional Payment Plan 4 -- Not Available

   Optional Payment Plan 5 -- Not Available

   Optional Payment Plan 6 -- Fixed Income for Life. This option provides for us to make monthly payments of a fixed amount for the life of the Annuitant or, if there are Joint Annuitants, the last surviving Annuitant. If Lifetime Income Plus 2008 has been elected and the contract has reached the latest permitted Annuity Commencement Date, the fixed amount payable annually will be greater than or equal to the most recently calculated Withdrawal Limit. If the last surviving Annuitant dies, no amount will be payable under this option.

Fixed income payments, if selected, will begin on the date we receive due proof of the Annuitant's death, or on the Annuity Commencement Date. Variable income payments will begin within seven days after the date payments would begin under the corresponding fixed option.

All payments under Optional Payment Plan 3 (Income for a Fixed Period) may be redeemed by the payee upon written request to our Home Office. Payments made under Optional Payment Plan 1 (Life Income with Period Certain), Optional Payment Plan 2 (Joint Life and Survivor Income) and Optional Payment Plan 6 (Fixed Income for Life) are not redeemable. If a request for redemption is received in good order for Optional Payment Plan 3, the payment will generally be made within seven days; however, some states require us to reserve the right to defer payments from the General Account for up to six months from the date we receive the request for payment.

Variable Income Payments

The monthly amount of your first variable income payment will equal your Contract Value as of the Annuity Commencement Date, less any premium taxes, multiplied by the monthly payment rate for the payment plan you choose (at an assumed interest rate of 3%), divided by 1,000. We determine subsequent payments based on Annuity Units.

On the Annuity Commencement Date, we determine the number of Annuity Units for each Subaccount. This number will not change unless you make a transfer. On the Annuity Commencement Date, the number of Annuity Units for a Subaccount is the portion of the first payment from that Subaccount divided by the Annuity Unit value for that

Subaccount on the day the first payment is due. Each subsequent variable income payment will equal the sum of payments for each Subaccount. The payment for a Subaccount is the number of Annuity Units for that Subaccount times the Annuity Unit on the monthly anniversary of the Annuity Commencement Date.

Following the Annuity Commencement Date, the Annuity Unit value of each Subaccount for any Valuation Period will equal the Annuity Unit value for the preceding Valuation Period multiplied by the product of (a) and (b), where:

   (a) is the net investment factor for the Valuation Period for which we are calculating the Annuity Unit value; and

   (b) is an assumed interest rate factor equal to .99991902 raised to a power equal to the number of days in the Valuation Period.

The assumed interest rate factor in (b) above is the daily equivalent of dividing (i) one by (ii) one plus the assumed investment interest rate of 3%. We may offer a plan that has a different assumed investment interest rate. If we do, the assumed interest rate factor we use in (b) above would change.

Transfers after the Annuity Commencement Date

If we are making variable income payments, the payee may change the Subaccounts from which we are making the payments three times each calendar year. The transfer will be effective as of the end of the Valuation Period during which we receive written request at our Home Office. We also reserve the right to refuse to execute any transfer if any of the Subaccounts that would be affected by the transfer is unable to purchase or redeem shares of the Portfolio in which the Subaccount invests or if the transfer would adversely affect Annuity Unit values. If the number of Annuity Units remaining in a Subaccount after a transfer is less than 1, we will transfer the remaining balance in addition to the amount requested for the transfer. We will not allow a transfer into any Subaccount unless the number of Annuity Units of that Subaccount after the transfer is at least 1. The amount of the income payments as of the date of the transfer will not be affected by the transfer. We will not charge for transfers made after the Annuity Commencement Date.

TAX MATTERS

Introduction

This part of the prospectus discusses the federal income tax treatment of the contract. The federal income tax treatment of the contract is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances.

This discussion does not address all of the federal income tax rules that may affect you and your contract. This discussion also does not address other federal tax consequences, such as the federal gift or estate tax, or state or local tax consequences, associated with a contract. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.

Tax Status of the Contract

Purchasing the Contract. You may purchase the contract as a traditional IRA annuity contract, Roth IRA annuity contract, or SEP IRA annuity contract. You may also purchase the contract through an established IRA Account, Roth IRA Account, or SEP IRA Account. Contracts purchased in either manner are referred to as Qualified Contracts. As discussed further below, if you were able to purchase the contract as other than a Qualified Contract, the contract would be unlikely to satisfy the owner control requirements under federal tax law to be treated as an annuity contract for federal tax purposes, and you would be currently taxable on income under the contracts.

If you buy the contract through an established IRA Account, Roth IRA Account, or SEP IRA Account, tax-deferral of the earnings under the contract will be dependent upon continued qualification of your IRA Account, Roth IRA Account, or SEP IRA Account. The tax treatment associated with withdrawals, transfers, assignments, and surrenders under the contract is uncertain when the contract is held by an IRA Account, Roth IRA Account, or SEP IRA Account. For further information, please consult with your custodian or your trustee and a tax adviser.

Why Are the Contracts Available Only as Qualified Contracts?

Variable annuity contracts (other than certain pension and qualified retirement plan contracts, including those that qualify as IRAs) are generally not treated as annuities for federal income tax purposes, and thus lose their tax-deferred character, if they do not satisfy certain diversification requirements set forth in Section 817(h) of the Code, or if the owner can exercise control over the underlying investments. Investing in mutual fund shares that are "publicly available," i.e., shares of mutual funds that can be purchased directly without purchasing a variable annuity or life insurance contract, is incompatible with these requirements. The mutual funds available through the contracts are publicly available. Accordingly, standing alone, the contracts would not be treated as annuity contracts for federal income tax purposes. However, we do not believe that an individual purchasing a contract either as an IRA contract, Roth IRA contract, SEP IRA contract, or through an IRA Account, Roth IRA Account, or SEP IRA Account, will be taxed currently on the contract's earnings:

  . If a contract is purchased through an IRA Account, Roth IRA Account, or SEP IRA Account, that account should itself be exempt from current taxation until distributions from the account occur, as long as the account continues to qualify as an IRA Account, Roth IRA Account, or SEP IRA Account. As a result, tax deferral of a contract that is purchased through such an account will be dependent upon the continued qualification of such account as an IRA Account, Roth IRA Account, or SEP IRA Account. We are not responsible for the tax status of such an account. The trustee or custodian of the account should be consulted regarding its status.

  . Contracts that qualify as IRA annuity contracts, Roth IRA annuity contracts, or SEP IRA annuity contracts are not subject to restrictions against investing in publicly available mutual funds if they meet certain requirements set forth by the IRS. We believe the contracts will meet those requirements, although there is no guaranty that this will be the case. In addition, such contracts must satisfy other requirements in order to qualify as IRAs, Roth IRAs, or SEP IRAs. We believe that contracts purchased as IRA annuity contracts, Roth IRA annuity contracts, or SEP IRA annuity contracts will satisfy the applicable requirements and will therefore be exempt from current taxation until distributions occur, in accordance with the rules described below governing the federal income tax treatment of IRAs, Roth IRAs, or SEP IRAs.

The IRS has not reviewed the contract for qualification as an IRA and we make no guarantees that the contract will so qualify.

Types of IRAs

Traditional IRAs. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "IRA." An IRA can be in the form of a trust or custodial account or an annuity. An individual may make annual contributions to an IRA of up to the lesser of the limit specified in the Code ($5,000 for 2008) or 100% of compensation includible in the individual's gross income. For an individual age 50 or older, the limit is increased by $1,000. The contributions may be deductible in whole or in part, depending on the individual's income and whether the individual or spouse participates in an employer sponsored retirement plan. Distributions from another IRA or certain eligible employer plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA at ordinary income tax rates. A 10% penalty tax (discussed below) generally applies to distributions made before age 59 1/2, subject to certain exceptions. IRAs have minimum distribution rules (also discussed further below) that govern the timing and amount of distributions.

SEP IRAs. SEP IRAs are types of IRAs that allow employers to contribute to IRAs on behalf of their employees. Employer contributions made to an employee's SEP IRA cannot exceed the lesser of (1) 25% of the employee's compensation, and
(2) a limit specified in the Code ($46,000 for 2008). Distributions from SEP IRAs are subject to the same restrictions and rules that apply to IRA distributions.

Roth IRAs. Section 408A of the Code permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. Only individuals with income below certain amounts specified in the Code may contribute to a Roth IRA. An eligible individual may make annual contributions to a Roth IRA of up to the lesser of the limit specified in the Code ($5,000 for 2008) or 100% of compensation includible in the individual's gross income. For an individual age 50 or older, the limit is increased by $1,000. A rollover from, or conversion of, an IRA to a Roth IRA is generally subject to tax and other special rules apply. You may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.

Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax (discussed below) may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions), or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

Required Distributions and Penalty Taxes

Required Minimum Distributions. For IRAs, distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the owner reaches age 70 1/2. Roth IRAs do not require distributions at any time prior to the owner's death. If your Qualified Contract provides an additional benefit, such as the benefits provided under Lifetime Income Plus 2008 or certain death benefits, the actuarial present value of the benefit(s) typically will increase the amount of the required minimum distribution you must take. In addition, failure to comply with the required minimum distribution rules applicable to Qualified Contracts will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the contract. If your contract is held in a custodial account or trust, the contract is not subject to required minimum distributions. Required minimum distributions are imposed at the account level and the Contract Value must be included in the value of the custodial account for purposes of the minimum distribution calculations.

Federal Penalty Tax. The Code may impose a penalty tax equal to 10% of the amount of any payment from your Qualified Contract that is includible in your income. The Code does not impose the penalty tax if one of several exceptions apply. Exceptions include payments:

   (1) received on or after the owner reaches age 59 1/2;

   (2) received on or after the owner's death or because of the owner's disability (as defined in the tax law);

   (3) received as a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer; or

   (4) received as reimbursement for certain amounts paid for medical care.

Moving Money from One Qualified Contract or Qualified Retirement Plan to Another

Rollovers and transfers. In many circumstances you may move money between Qualified Contracts and qualified retirement plans by means of a rollover or a transfer. Recent legislation has expanded these rollover options, including permitting the rollover of your after-tax contributions. Special rules apply to such rollovers and transfers. If you do not follow the applicable rules, you may suffer adverse federal income tax consequences, including paying taxes that you might not otherwise have had to pay. You should always consult a tax adviser before you move or attempt to move assets between any Qualified Contract or plan and another Qualified Contract or plan.

Direct rollovers. The direct rollover rules apply to certain payments (called "eligible rollover distributions") from Section 401(a) plans, Section 403(b) plans, H.R. 10 plans and certain contracts used in connection with these types of plans.

The direct rollover rules do not apply to distributions from IRAs. The direct rollover rules require federal income tax equal to 20% of the eligible rollover distribution to be withheld from the amount of the distribution, unless the owner elects to have the amount directly transferred to certain Qualified Contracts or plans. Certain restrictions apply to the ability to rollover any after-tax amounts.

Federal Income Tax Withholding

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, federal income tax rules may require us to withhold tax. At the time you request a partial withdrawal, surrender, or income payment, we will send you forms that explain the withholding requirements.

State Income Tax Withholding

If required by the law of your state, we will also withhold state income tax from the taxable portion of each distribution made under the contract, unless you make an available election to avoid withholding. If permitted under state law, we will honor your request for voluntary state withholding.

Tax Status of the Company

Under existing federal income tax laws, we do not pay tax on investment income and realized capital gains of the Separate Account. We do not anticipate that we will incur any federal income tax liability on the income and gains earned by the Separate Account. The Company, therefore, does not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

Changes in the Law

This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. Congress, the IRS, and the courts may modify these authorities, however, sometimes retroactively.

REQUESTING PAYMENTS

To request a payment, you must provide us with notice in a form satisfactory to us. We will ordinarily pay any partial withdrawal or total surrender proceeds from the Separate Account within seven days after receipt at our Home Office of a request in good order. We also will ordinarily make payment of lump sum death benefit proceeds from the Separate Account within seven days from the receipt of due proof of death and all required forms. We will determine payment amounts as of the end of the Valuation Period during which our Home Office receives the payment request or due proof of death and all required forms.

In most cases, when we pay the death benefit in a lump sum, we will pay these proceeds either:

   (1) to your designated beneficiary directly in the form of a check; or

   (2) by establishing an interest bearing draft account, called the "Secure Access Account," for the designated beneficiary, in the amount of the death benefit.

When establishing the Secure Access Account we will send the designated beneficiary a draftbook within 7 days after we receive all the required documents, and the designated beneficiary will have immediate access to the account simply by writing a draft for all or any part of the amount of the death benefit payment. The Secure Access Account is part of our General Account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our General Account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the Secure Access Account. If we do not receive instructions from the designated beneficiary with regard to the form of death benefit payment, we will automatically establish the Secure Access Account for proceeds of $10,000 or more, unless state law requires a positive election. The Secure Access Account is not available in all states.

We will delay making a payment from the Subaccount or applying Subaccount value to a payment plan if:

   (1) the disposal or valuation of the Subaccount is not reasonably practicable because:

      . the SEC declares that an emergency exists (due to the emergency the disposal or valuation of the Separate Account's assets is not reasonably practicable);

      . the New York Stock Exchange is closed for other than a regular holiday or weekend;

      .  trading is restricted by the SEC; or

   (2) the SEC, by order, permits postponement of payment to protect our owners.

State law requires that we reserve the right to defer payments from the General Account for a partial withdrawal or surrender for up to six months from the date we receive your payment request at our Home Office. We also may defer making any payments attributable to a check or draft that has not cleared until we are satisfied that the check or draft has been paid by the bank on which it is drawn.

If mandated under applicable law, we may be required to reject a purchase payment and/or block an owner's account and thereby refuse any requests for transfers, partial withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulators. We also may be required to provide additional information about you or your account to government regulators.

SALE OF THE CONTRACTS

We have entered into an underwriting agreement with Capital Brokerage Corporation (doing business in Indiana as Genworth Financial Brokerage Corporation) (collectively, "Capital Brokerage Corporation") for the distribution and sale of the contracts. Pursuant to this agreement, Capital Brokerage Corporation serves as principal underwriter for the contracts, offering them on a continuous basis. Capital Brokerage Corporation is located at 6620 West Broad Street, Building 2, Richmond, Virginia 23230. Capital Brokerage Corporation will use its best efforts to sell the contracts, but is not required to sell any specific number or dollar amount of contracts.

Capital Brokerage Corporation was organized as a corporation under the laws of the state of Washington in 1981 and is an affiliate of ours. Capital Brokerage Corporation is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA") (formerly, NASD, Inc.).

Capital Brokerage Corporation offers the contracts through its registered representatives who are registered with FINRA and with the states in which they do business. More information about Capital Brokerage Corporation and the registered representatives is available at http://www.finra.org or by calling
(800) 289-9999. You also can obtain an investor brochure from FINRA describing its Public Disclosure Program. Registered representatives with Capital Brokerage Corporation are also licensed as insurance agents in the states in which they do business and are appointed with the Company.

Capital Brokerage Corporation also enters into selling agreements with an affiliated broker-dealer and unaffiliated broker-dealers to sell the contracts. The registered representatives of these selling firms are registered with FINRA and with the states in which they do business, are licensed as insurance agents in the states in which they do business and are appointed with us.


We pay compensation to Capital Brokerage Corporation for promotion and sales of the contracts by its registered representatives as well as by affiliated and unaffiliated selling firms. This compensation consists of sales commissions and other cash and non-cash compensation. The maximum commission we may pay for the sale of a contract is 11.0% of a contract owner's aggregate purchase payments.

The maximum commission consists of three parts --commissions paid to internal and external wholesalers of Capital Brokerage Corporation ("wholesalers" are individuals employed by the Company and registered with Capital Brokerage Corporation that promote the offer and sale of the contracts), commissions paid to the affiliated and unaffiliated brokerage firm ("selling firms") that employs the registered representative that sold your contract, and an amount paid to the selling firm for marketing allowances and other payments related to the sale of the contract. Wholesalers with Capital Brokerage Corporation each may receive a maximum commission of 1.4% of purchase payments.

After commission is paid to the wholesalers of Capital Brokerage Corporation, a commission is then paid to the selling firm. A maximum commission of 8.6% of purchase payments is paid to the selling firm. The exact amount of commission paid to the registered representative who sold you your contract is determined by the brokerage firm that employs the representative.

All selling firms receive commissions as described above based on the sale of, and receipt of purchase payments, on the contract. Unaffiliated selling firms receive additional compensation, including marketing allowances and other payments. The maximum marketing allowance paid to a selling firm on the sale of a contract is 1.0% of purchase payments. At times, Capital Brokerage Corporation may make other cash and non-cash payments to selling firms, as well as receive payments from selling firms, for expenses relating to the recruitment and training of personnel, periodic sales meetings, the production of promotional sales literature and similar expenses. These expenses may also relate to the synchronization of technology between the Company, Capital Brokerage Corporation and the selling firm in order to coordinate data for the sale and maintenance of the contract. In addition, registered representatives may be eligible for non-cash compensation programs offered by Capital Brokerage Corporation or an affiliated company, such as conferences, trips, prizes and awards. The amount of other cash and non-cash compensation paid by Capital Brokerage Corporation or its affiliated companies ranges significantly among the selling firms. Likewise, the amount received by Capital Brokerage Corporation from the selling firms ranges significantly.


The commissions listed above are maximum commissions paid, and reflect situations where we pay a higher commission for a short period of time for a special promotion.

No specific charge is assessed directly to contract owners or the Separate Account to cover commissions and other incentives or payments described above. We do, however, intend to recoup commissions and other sales expenses and incentives we pay through fees and charges deducted under the contract and any other corporate revenue.

All commissions, special marketing allowances and other payments made or received by Capital Brokerage Corporation to or from selling firms come from or are allocated to the general assets of Capital Brokerage Corporation or one of its affiliated companies. Therefore, regardless of the amount paid or received by Capital Brokerage Corporation or one of its affiliated companies, the amount of expenses you pay under the contract do not vary because of such payments to or from such selling firms.


The prospect of receiving, or the receipt of, additional compensation as described above may create an incentive for selling firms and/or their registered representative to sell you this product versus another product with respect with which a selling firm does not receive additional compensation, or a lower level of additional compensation. You may wish to take such compensation arrangements into account when considering and evaluating any recommendation relating to the contracts.


During 2007 no commissions were paid to Capital Brokerage Corporation for the sale of contracts in the Separate Account as this product commenced new sales
on     , 2008. Although neither we nor Capital Brokerage Corporation anticipate discontinuing the offering of the contracts, we do reserve the right to discontinue offering the contracts at any time.

ADDITIONAL INFORMATION

Owner Questions

The obligations to owners under the contracts are ours. Please direct your questions and concerns to us at our Home Office.

Return Privilege

Within ten days after you receive the contract (or such longer period as may be required by applicable law), you may cancel it for any reason by delivering or mailing it postage prepaid, to:

                  Genworth Life and Annuity Insurance Company
                             Annuity New Business
                            6610 West Broad Street
                           Richmond, Virginia 23230


If you exercise this right (the "free look privilege"), we will cancel the contract as of the Valuation Day we receive your request and send you a refund equal to your Contract Value plus any charges we have deducted from purchase payments prior to the allocation to the Separate Account (and excluding any charges the Portfolios may have deducted) on or before the Valuation Day we received the returned contract. If you exercise your free look privilege within seven days after you receive your contract or if required by the law of your state, however, we will refund your purchase payments (less any withdrawals previously taken).


If you cancel your contract, it will be void. In certain states, you may have more than ten days to return the contract for a refund.

State Regulation

As a life insurance company organized and operated under the laws of the Commonwealth of Virginia, we are subject to provisions governing life insurers and to regulation by the Virginia Commissioner of Insurance.

Our books and accounts are subject to review and examination by the State Corporation Commission of the Commonwealth of Virginia at all times. That Commission conducts a full examination of our operations at least every five years.

Evidence of Death, Age, Gender, Marital Status or Survival

We may require proof of death, age, gender, marital status or survival and any other required forms before we act on contract provisions relating to the death of any person or persons, or those provisions that are dependent upon age, gender, marital status or survival.

Records and Reports


At least once each year, we will send you a report showing information about your contract for the period covered by the report. The report will show the total Contract Value and a breakdown of the assets in each Subaccount. The report also will show purchase payments and charges made during the statement period. We also will send you an annual and a semi-annual report for each Portfolio underlying a Subaccount to which you have allocated assets, as required by the 1940 Act. In addition, you will receive a written confirmation when you make purchase payments, transfers, or take partial withdrawals.


Other Information

We have filed a Registration Statement with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered by this prospectus. This prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the Separate Account, the Company, and the contracts offered. Statements in this prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC and available on the SEC's website at http://www.sec.gov.


Legal Proceedings

We face a significant risk of litigation and regulatory investigations and actions in the ordinary course of operating our businesses, including the risk of class action lawsuits. Our pending legal and regulatory actions include proceedings specific to us and others generally applicable to business practices in the industries in which we operate. In our insurance operations, we are, have been, or may become subject to class actions and individual suits alleging, among other things, issues relating to sales or underwriting practices, payment of contingent or other sales commissions, claims payments and procedures, product design, product disclosure, administration, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits, charging excessive or impermissible fees on products, recommending unsuitable products to customers and breaching fiduciary or other duties to customers. Plaintiffs in class action and other lawsuits against us may seek very large or indeterminate amounts, including punitive and treble damages, which may remain unknown for substantial periods of time. In our investment-related operations, we are subject to litigation involving commercial disputes with counterparties. We are also subject to litigation arising out of our general business activities such as our contractual and employment relationships. We are also subject to various regulatory inquiries, such as information requests, subpoenas, books and record examinations and market conduct and financial examinations from state and federal regulators and other authorities. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and results of operations. Moreover, even if we ultimately prevail in the litigation, regulatory action or investigation, we could suffer significant reputational harm, which could have an adverse effect on our business, financial condition and results of operations.

We cannot ensure that the current investigations and proceedings will not have a material adverse effect on our business, financial condition or results of operations. In addition, it is possible that related investigations and proceedings may be commenced in the future, and we could become subject to further investigations and have lawsuits filed against us. In addition, increased regulatory scrutiny and any resulting investigations or proceedings could result in new legal precedents and industry-wide regulations or practices that could adversely affect our business, financial condition and results of operations.

The Company shall, and may through insurance coverage, indemnify any directors or officers who are a party to any proceeding by reason of the fact that he or she was or is a director or officer of the Company against any liability incurred by him or her in connection with such proceeding unless he or she engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law. Such indemnification covers all judgments, settlements, penalties, fines and reasonable expenses incurred with respect to such proceeding. If the person involved is not a director or officer of the Company, the board of directors may cause the Company to indemnify, or contract to indemnify, to the same extent allowed for its directors and officers, such person who was, is or may become a party to any proceeding, by reason of the fact that he or she is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the depositor pursuant to the foregoing provisions, or otherwise, the depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the depositor of expenses incurred or paid by a director, officer or controlling person of the depositor in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Capital Brokerage Corporation is not currently in any pending or threatened lawsuits that are reasonably likely to have a material adverse impact on us or on the Separate Account.

Although it is not anticipated that these developments will have an adverse impact on us, the Separate Account, or on the ability of Capital Brokerage Corporation to perform under its principal underwriting agreement, there can be no assurance at this time.

APPENDIX A

Examples of the Available Death Benefits

Basic Death Benefit

The purpose of this example is to show how the Basic Death Benefit works based on purely hypothetical values and is not intended to depict investment performance of the contract.

Example:  Assuming an owner:

   (1) purchases a contract for $100,000;

   (2) makes no additional purchase payments and takes no partial withdrawals;

   (3) is not subject to premium taxes; and


   (4) the Annuitant is age 75 on the Contract Date; then:


Annuitant's End of Contract     Basic
    Age      Year   Value   Death Benefit
-----------------------------------------
    76        1    $103,000   $103,000
    77        2     112,000    112,000
    78        3      90,000    100,000
    79        4     135,000    135,000
    80        5     130,000    130,000
    81        6     150,000    150,000
    82        7     125,000    125,000
    83        8     145,000    145,000
-----------------------------------------

Partial withdrawals (including partial withdrawals taken pursuant to the terms of Lifetime Income Plus 2008) will reduce the Basic Death Benefit by the proportion that the partial withdrawal (including any applicable surrender charge and any premium tax assessed) reduces your Contract Value. For example:


        Purchase Contract     Basic
 Date   Payment   Value   Death Benefit
---------------------------------------
3/31/08 $10,000  $10,000     $10,000
3/31/16           20,000      20,000
3/31/17           14,000       7,000
---------------------------------------



If a partial withdrawal of $7,000 is made on March 31, 2017, the Basic Death Benefit immediately after the partial withdrawal will be $7,000 ($14,000 to $7,000) since the Contract Value is reduced 50% by the partial withdrawal ($14,000 to $7,000). This is true only if the Basic Death Benefit immediately prior to the partial withdrawal (as calculated above) is not the Contract Value on the date we receive due proof of the Annuitant's death. It also assumes that both the Annuitant and Joint Annuitant are younger than age 80 at the time of death, that no surrender charge applies, and that no premium tax applies to the partial withdrawal. This example is based on purely hypothetical values and is not intended to depict investment performance of the contract.


Annual Step-Up Death Benefit Rider

The following example shows how the Annual Step-Up Death Benefit Rider works based on hypothetical values. It is not intended to depict investment performance of the contract. The example assumes that an owner purchases a contract with an Annuitant age 75 at the time of issue. In addition, the example assumes that:

   (1) the owner purchases the contract for $100,000;


   (2) the owner makes no additional purchase payments; and


   (3) the owner takes no partial withdrawals; then

End of Annuitant's Contract Death Benefit
 Year      Age      Value      Amount
-----------------------------------------
  1        76      $103,000   $103,000
  2        77       112,000    112,000
  3        78        90,000    112,000
  4        79       135,000    135,000
  5        80       130,000    135,000
  6        81       150,000    150,000
  7        82       125,000    135,000
  8        83       145,000    145,000
-----------------------------------------

Partial withdrawals (including partial withdrawals taken pursuant to the terms of Lifetime Income Plus 2008) will reduce the Annual Step-Up Death Benefit by the proportion that the partial withdrawal (including any surrender charge and any premium tax assessed) reduces your Contract Value.

TABLE OF CONTENTS

Statement of Additional Information


The Company................................................................ B-

The Separate Account....................................................... B-

The Contracts.............................................................. B-
   Transfer of Annuity Units............................................... B-
   Net Investment Factor................................................... B-

Calculation of Performance Data............................................ B-
   Subaccount Investing in Evergreen Treasury Money Market Fund -- Class A. B-
   Other Subaccounts....................................................... B-
   Other Performance Data.................................................. B-

Tax Matters................................................................ B-
   Taxation of Genworth Life and Annuity Insurance Company................. B-

General Provisions......................................................... B-
   Using the Contracts as Collateral....................................... B-
   The Beneficiary......................................................... B-
   Non-Participating....................................................... B-
   Misstatement of Age or Gender........................................... B-
   Incontestability........................................................ B-
   Statement of Values..................................................... B-
   Trust as Owner or Beneficiary........................................... B-
   Written Notice.......................................................... B-

Legal Developments Regarding Employment-Related Benefit Plans.............. B-

Regulation of Genworth Life and Annuity Insurance Company.................. B-

Experts.................................................................... B-

Financial Statements....................................................... B-


 Genworth Life and Annuity Insurance Company 6610 West Broad Street Richmond,
                                Virginia 23230

A Statement of Additional Information containing more detailed information about the contract and the Separate Account is available free by writing us at the address below or by calling (800) 352-9910.

Genworth Life and Annuity Insurance Company
Annuity New Business
6610 West Broad Street
Richmond, Virginia 23230

Please mail a copy of the Statement of Additional Information for the Separate Account Contract Form P1165 4/05 (Retire Ready/SM/ IRA Annuity) to:

Name: __________________________________________________________________________

Address: _______________________________________________________________________
                                          Street

________________________________________________________________________________
         City                 State                                    Zip

Signature of Requestor: ________________________________________________________
                                                 Date

                    Statement of Additional Information For
         Flexible Purchase Payment Variable Deferred Annuity Contracts

                                Form P1165 4/05

                                  Issued by:
                  Genworth Life and Annuity Insurance Company
                 Genworth Life & Annuity VA Separate Account 4
                            6610 West Broad Street
                           Richmond, Virginia 23230
                       Telephone Number: (800) 352-9910

--------------------------------------------------------------------------------

This Statement of Additional Information is not a prospectus. It should be read
in conjunction with the prospectus, dated         , 2008, for the flexible
purchase payment variable deferred annuity contracts issued by Genworth Life and Annuity Insurance Company through its Genworth Life & Annuity VA Separate Account 4. The terms used in the current prospectus for the flexible purchase payment variable deferred annuity contracts are incorporated into this Statement of Additional Information.

For a free copy of the prospectus:

Call:     (800) 352-9910

Or write: Genworth Life and Annuity Insurance Company
          6610 West Broad Street
          Richmond, Virginia 23230

Or visit: www.genworth.com

Or:       contact your financial representative

The date of this Statement of Additional Information is         , 2008.

TABLE OF CONTENTS


The Company.................................................................... B-

The Separate Account........................................................... B-

The Contracts.................................................................. B-
   Transfer of Annuity Units................................................... B-
   Net Investment Factor....................................................... B-

Calculation of Performance Data................................................ B-
   Subaccount Investing in the Evergreen Treasury Money Market Fund -- Class A. B-
   Other Subaccounts........................................................... B-
   Other Performance Data...................................................... B-

Tax Matters.................................................................... B-
   Taxation of Genworth Life and Annuity Insurance Company..................... B-

General Provisions............................................................. B-
   Using the Contracts as Collateral........................................... B-
   The Beneficiary............................................................. B-
   Non-Participating........................................................... B-
   Misstatement of Age or Gender............................................... B-
   Incontestability............................................................ B-
   Statement of Values......................................................... B-
   Trust as Owner or Beneficiary............................................... B-
   Written Notice.............................................................. B-

Legal Developments Regarding Employment-Related Benefit Plans.................. B-

Regulation of Genworth Life and Annuity Insurance Company...................... B-

Experts........................................................................ B-

Financial Statements........................................................... B-

The Company

We are a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871 as The Life Insurance Company of Virginia. An affiliate of our former ultimate parent company acquired us on April 1, 1996 and ultimately contributed the majority of the outstanding common stock to Genworth Life Insurance Company ("GLIC").

On May 31, 2004, we became a direct, wholly-owned subsidiary of GLIC while remaining an indirect, wholly-owned subsidiary of Genworth Financial, Inc. ("Genworth"). Until March 12, 2007, our preferred shares were owned by an affiliate, Brookfield Life Assurance Company Limited. On March 12, 2007, we redeemed the remaining outstanding preferred shares for par value of $110.0 million and paid $2.5 million in dividends on the redeemed preferred shares. On April 30, 2007, the issued shares of preferred stock were retired.

Our principal offices are located at 6610 West Broad Street, Richmond, Virginia 23230.

On January 1, 2007, Federal Home Life Insurance Company ("FHL") and First Colony Life Insurance Company ("FCL") merged with and into the Company. The Company was the surviving entity. FHL and FCL were both stock life insurance companies operating under charter granted by the Commonwealth of Virginia and both were affiliates of the Company. We received regulatory approval from the State Corporation Commission, Bureau of Insurance of the Commonwealth of Virginia for these mergers.

Upon consummation of the FHL and FCL mergers, the Company transferred its ownership of American Mayflower Life Insurance Company of New York ("AML"), formerly a wholly-owned subsidiary of FCL, to Genworth Life Insurance Company of New York ("GLICNY"), an affiliate, in exchange for a non-majority ownership interest in GLICNY. AML merged into GLICNY, with GLICNY being the surviving entity.

We are one of a number of subsidiaries of Genworth, a leading financial security company dedicated to providing insurance, investment and financial solutions that help meet the homeownership, life security, wealth management and retirement security needs of more than 15 million customers, with a presence in more than 25 countries. We have two operating segments: (1) Protection and (2) Retirement Income and Institutional.

  . Protection. We offer customers life insurance, including term and universal, and Medicare supplement insurance.


  . Retirement Income and Institutional. We offer customers a variety of wealth accumulation, income distribution and institutional products. Wealth accumulation and income distribution products principally include fixed and variable deferred and immediate individual annuities and group variable annuities offered through retirement plans. Institutional products include funding agreements backing notes ("FABNs"), funding agreements and guaranteed investment contracts ("GICs").


We also have Corporate and Other activities, which include income and expenses not allocated to the segments.

We do business in the District of Columbia and all states, except New York.

We are subject to regulation by the State Corporation Commission of the Commonwealth of Virginia. We file an annual statement with the Virginia Commissioner of Insurance on or before March 1 of each year covering our operations and reporting on our financial condition as of December 31 of the preceding year. Periodically, the Commissioner of Insurance examines our liabilities and reserves and those of the Variable Account and assesses their adequacy, and a full examination of our operations is conducted by the State Corporation Commission, Bureau of Insurance of the Commonwealth of Virginia, at least every five years.

We are also subject to the insurance laws and regulation of other states within which we are licensed to operate.

The Separate Account

In accordance with the Board Resolution establishing the Separate Account, such Separate Account will be divided into Subaccounts, each of which shall invest in the shares of a designated mutual fund portfolio, unit investment trust, managed separate account and/or other portfolios (the "Eligible Portfolios"), and net purchase payments under the contracts shall be allocated to Subaccounts which will invest in the Eligible Portfolios set forth in the contracts in accordance with the instructions received from contract owners.

The Contracts

Transfer of Annuity Units

At your request, Annuity Units may be transferred three times per calendar year from the Subaccounts in which they are currently held (subject to certain restrictions described in the contract and specific rider options).

The number of Annuity Units to be transferred is (a) times (b) divided by
(c) where:

   (a) is the number of Annuity Units in the current Subaccount desired to be transferred;

   (b) is the Annuity Unit Value for the Subaccount in which the Annuity Units are currently held; and

   (c) is the Annuity Unit Value for the Subaccount to which the transfer is made.

If the number of Annuity Units remaining in a Subaccount after the transfer is less than 1, we will transfer the remaining Annuity Units in addition to the amounts requested. We will not transfer Annuity Units into any Subaccounts unless the number of Annuity Units of that Subaccount after the transfer is at least 1. The amount of the income payment as of the date of the transfer will not be affected by the transfer (however, subsequent variable income payments will reflect the investment experience of the selected Subaccounts).

Net Investment Factor

The net investment factor measures investment performance of the Subaccounts during a Valuation Period. Each Subaccount has its own net investment factor. The net investment factor of a Subaccount available under a contract for a Valuation Period is (a) divided by (b) minus (c) where:

   (a) is the result of:

      (1) the value of the net assets of that Subaccount at the end of the preceding Valuation Period; plus

      (2) the investment income and capital gains, realized or unrealized, credited to the net assets of that Subaccount during the Valuation Period for which the net investment factor is being determined; minus

      (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

      (4) any amount charged against that Subaccount for taxes (this includes any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Subaccount); and

   (b) is the value of the net assets of that Subaccount at the end of the preceding Valuation Period; and

   (c) is the daily factor for the Valuation Period representing the asset charge deducted from the Subaccount adjusted for the number of days in the Valuation Period.

We will value assets in the Separate Account at their fair market value in accordance with generally accepted accounting practices and applicable laws and regulations.



Calculation of Performance Data

From time to time, we may disclose total return, yield, and other performance data for the Subaccounts pertaining to the contracts. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC and FINRA.

The calculations of yield, total return, and other performance data do not reflect the effect of any premium tax that may be applicable to a particular contract. Premium taxes currently range from 0% to 3.5% of purchase payments and are generally based on the rules of the state in which you reside.

Subaccount Investing In the Evergreen Treasury Money Market Fund -- Class A

From time to time, advertisements and sales literature may quote the yield of the Subaccounts investing in the Evergreen Treasury Money Market Fund -- Class A for a seven-day period, in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the corresponding money market portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a contract having a balance of one unit in the Subaccount investing in the Evergreen Treasury Money Market Fund -- Class A at the beginning of the period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing the result on a 365-day basis. The net change in account value reflects: 1) net income from the Portfolio attributable to an initial investment of $10,000; and 2) charges and deductions imposed under the contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the mortality and expense risk charge (deducted daily at an effective annual rate of 1.50% (for the L Share option) or 1.20% (for the B Share option) of the hypothetical investment in the Separate Account), the administrative expense charge (deducted daily at an effective annual rate of 0.15% of assets in the Separate Account), and the Joint Annuitant charge (deducted daily at an effective annual rate of 0.05% of assets in the Separate Account). We assume for the purposes of the yield calculation that this charge will be waived. Current Yield will be calculated according to the following formula:

Current Yield = ((NCP - ES)/UV) X (365/7)

where:

NCP =   the net change in the value of the investment Portfolio
        (exclusive of realized gains and losses on the sale of
        securities and unrealized appreciation and depreciation
        and income other than investment income) for the
        seven-day period attributable to a hypothetical account
        having a balance of one unit.
ES  =   per unit expenses of the hypothetical account for the
        seven-day period.
UV  =   the unit value on the first day of the seven-day period.

We may also quote the effective yield of the Subaccount investing in the Evergreen Treasury Money Market Fund -- Class A determined on a compounded basis for the same seven-day period. The effective yield is calculated by compounding the base period return according to the following formula:

Effective Yield = (1 + ((NCP - ES)/UV))/365/7/ - 1

where:

NCP =   the net change in the value of the investment Portfolio
        (exclusive of realized gains and losses on the sale of
        securities and unrealized appreciation and depreciation
        and income other than investment income) for the
        seven-day period attributable to a hypothetical account
        having a balance of one unit.
ES  =   per unit expenses of the hypothetical account for the
        seven-day period.
UV  =   the unit value for the first day of the seven-day period.

The yield on amounts held in the Subaccount investing in the Evergreen Treasury Money Market Fund -- Class A will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Evergreen Treasury Money Market Fund -- Class A actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Evergreen Treasury Money Market Fund -- Class A, the types and quality of portfolio securities held by that Portfolio, and that Portfolio's operating expenses. Because of the charges and deductions imposed under the contract, the yield for the Subaccount investing in the Evergreen Treasury Money Market Fund -- Class A will be lower than the yield for Evergreen Treasury Money Market Fund -- Class A.

Yield calculations do not take into account the surrender charges imposed under the contract or the charges for any optional riders.

Past Performance is not a Guarantee or Projection of Future Results.

Other Subaccounts

Standardized Total Return. Sales literature or advertisements may quote total return, including average annual total return for one or more of the Subaccounts for various periods of time including 1 year, 5 years and 10 years, or from inception if any of those periods are not available.

Average annual total return for a period represents the average annual compounded rate of return that would equate an initial investment of $1,000 under a contract to the redemption value of that investment as of the last day of the period. The ending date for each period for which total return quotations are provided will be for the most recent practicable, considering the type and media of the communication, and will be stated in the communication.

For periods that began before the contract was available, performance data will be based on the performance of the underlying Portfolios, adjusted for the level of the Separate Account and contract charges currently in effect. Average annual total return will be calculated using Subaccount unit values and deductions for the annual contract charge and the surrender charge as described below:

   (1) We calculate the unit value for each Valuation Period based on the performance of the Subaccount's underlying investment Portfolio (after deductions for Portfolio expenses, the administrative expense charge, the mortality and expense risk charge and the Joint Annuitant charge).

   (2) The annual contract charge is $30 per year, deducted at the beginning of each contract year after the first. For purposes of calculating average annual total return, we assume that the annual contract charge is equivalent to 0.30% of Contract Value. This charge is waived if the Contract Value is $40,000 or more at the time the charge is due.

   (3) The surrender charge will be determined by assuming a surrender of the contract at the end of the period. Average annual total return for periods of four years or less will therefore reflect the deduction of a surrender charge.

   (4) Standardized total return considers the maximum charges for all available optional riders.

   (5) Standardized total return does not reflect the deduction of any premium taxes.

   (6) Standardized total return will then be calculated according to the following formula:

       TR = (ERV/P)/1/N/ - 1

where:

TR  =   the average annual total return for the period.
ERV =   the ending redeemable value (reflecting deductions as
        described above) of the hypothetical investment at the
        end of the period.
P   =   a hypothetical single investment of $1,000.
N   =   the duration of the period (in years).

The Portfolios have provided the price information used to calculate the historical performance of the Subaccounts. We have no reason to doubt the accuracy of the figures provided by the Portfolios. We have not independently verified such information.

Other Performance Data

We may disclose cumulative total return in conjunction with the standardized format described above. The cumulative total return will be calculated using the following formula:

CTR = (ERV/P) - 1

where:

CTR =   the cumulative total return for the period.
ERV =   the ending redeemable value (reflecting deductions as
        described above) of the hypothetical investment at the
        end of the period.
P   =   a hypothetical single investment of $1,000.

Sales literature may also quote cumulative and/or average annual total return that does not reflect the surrender charge. This is calculated in exactly the same way as average annual total return, except that the ending redeemable value of the hypothetical investment is replaced with an ending value for the period that does not take into account any charges on withdrawn amounts. If such charges were included, the performance numbers would be lower.

Other non-standardized quotations of Subaccount performance may also be used in sales literature. Such quotations will be accompanied by a description of how they were calculated. We will accompany any non-standardized quotations of Subaccount performance with standardized performance quotations.

Tax Matters

Taxation of Genworth Life and Annuity Insurance Company

We do not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the contracts. See the "Tax Matters" section of the prospectus. Based upon these expectations, no charge is being made currently to the Separate Account for federal income taxes. We will periodically review the question of a charge to the Separate Account for federal income taxes related to the Separate Account. Such a charge may be made in future years if we believe that we may incur federal income taxes. This might become necessary if the tax treatment of the Company is ultimately determined to be other than what we currently believe it to be, if there are changes made in the federal income tax treatment of annuities at the corporate level, or if there is a change in our tax status. In the event that we should incur federal income taxes attributable to investment income or capital gains retained as part of the reserves under the contracts, the Contract Value would be correspondingly adjusted by any provision or charge for such taxes.

We may also incur state and local taxes (in addition to premium taxes). At present, these taxes, with the exception of premium taxes, are not significant. If there is a material change in applicable state or local tax laws causing an increase in taxes other than premium taxes (for which we currently impose a charge), charges for such taxes attributable to the Separate Account may be made.

General Provisions

Using the Contracts as Collateral

A Qualified Contract generally may not be sold, assigned, transferred, discounted, pledged or otherwise transferred.

We must be notified in writing if a contract is assigned. Any payment made before the assignment is recorded at our Home Office will not be affected. We are not responsible for the validity or tax consequences of an assignment. Your rights and the rights of a beneficiary may be affected by an assignment. Assigning a contract as collateral will have adverse tax consequences. See the "Tax Matters" provision of the prospectus.

The Beneficiary

You may select one or more primary and contingent beneficiaries during your lifetime upon application and by filing a written request with our Home Office. Each change of beneficiary revokes any previous designation.

Non-Participating

The contract is non-participating. It does not share in our profits or surplus. No dividends are payable.

Misstatement of Age or Gender

If any person's age or gender is misstated, any contract benefits or proceeds, or availability thereof, will be determined using the correct age and gender. If any overpayments have been made, future payments will be adjusted. Any underpayments will be paid in full.

Incontestability

We will not contest the contract.

Statement of Values

At least once each year, we will send you a statement of values within 30 days after each report date. The statement will show Contract Value, purchase payments and other financial transactions made by you during the report period.

Trust as Owner or Beneficiary

If a trust is named as the owner or beneficiary of this contract and subsequently exercises ownership rights or claims benefits hereunder, we will have no obligation to verify that a trust is in effect or that the trustee is acting within the scope of his/her authority. Payment of contract benefits to the trustee shall release us from all obligations under the contract to the extent of the payment. When we make a payment to the trustee, we will have no obligation to ensure that such payment is applied according to the terms of the trust agreement.

Written Notice

Any written notice should be sent to us at our Home Office at 6610 West Broad Street, Richmond, Virginia 23230. The contract number and the Annuitant's full name must be included.

We will send all notices to the owner at the last known address on file with us.

Legal Developments Regarding Employment-Related Benefit Plans

On July 6, 1983, the Supreme Court held in Arizona Governing Committee for Tax Deferred Annuity v. Norris, 463 U.S. 1073 (1983), that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of gender. The contract contains guaranteed annuity purchase rates for certain Optional Payment Plans that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a contract may be purchased.

Regulation of Genworth Life and Annuity Insurance Company

Besides federal securities laws and Virginia insurance law, we are subject to the insurance laws and regulations of other states within which we are licensed to operate. Generally, the Insurance Department of any other state applies the laws of the state of domicile in determining permissible investments. Presently, we are licensed to do business in the District of Columbia and all states, except New York.


Experts

The consolidated financial statements and financial statement schedules for Genworth Life and Annuity Insurance Company and subsidiaries as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Financial Statements

The Statement of Additional Information contains the consolidated financial statements of the Company and its subsidiaries (collectively referred to in this paragraph as the "Company"). Please consider the consolidated financial statements of the Company only as bearing on our ability to meet our obligations under the contracts. You should not consider the consolidated financial statements of the Company as affecting the investment performance of the assets held in the Separate Account.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                       Consolidated Financial Statements

                         Year ended December 31, 2007

    (With Report of Independent Registered Public Accounting Firm Thereon)

         Genworth Life and Annuity Insurance Company and Subsidiaries

                  Index to Consolidated Financial Statements

                                                                                                  Page
                                                                                                  ----
Report of KPMG LLP, Independent Registered Public Accounting Firm................................  F-1
Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005...........  F-2
Consolidated Balance Sheets as of December 31, 2007 and 2006.....................................  F-3
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2007,
  2006 and 2005..................................................................................  F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005.......  F-5
Notes to Consolidated Financial Statements.......................................................  F-6
Report of KPMG LLP, Independent Registered Public Accounting Firm, on Financial Statement
  Schedules...................................................................................... F-45
Schedule I, Summary of Investments--other than investments in related parties.................... F-46
Schedule III, Supplemental Insurance Information................................................. F-47

            Report of Independent Registered Public Accounting Firm

The Board of Directors
Genworth Life and Annuity Insurance Company:

   We have audited the accompanying consolidated balance sheets of Genworth Life and Annuity Insurance Company and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Genworth Life and Annuity Insurance Company and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

   We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Genworth Life and Annuity Insurance Company and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Richmond, Virginia
February 28, 2008

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                       Consolidated Statements of Income
                             (Amounts in millions)

                                                                        Years ended December 31,
                                  -                                   ---------------------------
                                                                        2007      2006     2005
                                                                      --------  -------- --------
Revenues:
Premiums............................................................. $1,063.2  $1,132.3 $1,112.4
Net investment income................................................  1,189.9   1,116.9  1,018.6
Net investment gains (losses)........................................    (91.1)      3.1     (9.7)
Policy fees and other income.........................................    491.3     382.8    362.3
                                                                      --------  -------- --------
   Total revenues....................................................  2,653.3   2,635.1  2,483.6
                                                                      --------  -------- --------
Benefits and expenses:
Benefits and other changes in policy reserves........................  1,105.4   1,101.9  1,145.1
Interest credited....................................................    541.3     496.7    456.0
Acquisition and operating expenses, net of deferrals.................    244.2     242.5    237.9
Amortization of deferred acquisition costs and intangibles...........    151.4     112.0    177.4
Interest expense.....................................................    205.1     134.0     48.7
                                                                      --------  -------- --------
   Total benefits and expenses.......................................  2,247.4   2,087.1  2,065.1
                                                                      --------  -------- --------
Income before income taxes and equity in net income of unconsolidated
  subsidiary.........................................................    405.9     548.0    418.5
Provision for income taxes...........................................    101.3     188.4    147.9
                                                                      --------  -------- --------
Net income before equity in net income of unconsolidated subsidiary..    304.6     359.6    270.6
Equity in net income of unconsolidated subsidiary....................     19.1        --       --
                                                                      --------  -------- --------
Net income........................................................... $  323.7  $  359.6 $  270.6
                                                                      ========  ======== ========


          See Accompanying Notes to Consolidated Financial Statements

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                          Consolidated Balance Sheets
           (Amounts in millions, except share and per share amounts)

                                                                                            December 31,
                                                                                        --------------------
                                                                                           2007      2006
                                                                                        ---------  ---------
Assets
   Investments:
       Fixed maturity securities available-for-sale, at fair value..................... $15,237.3  $15,962.7
       Equity securities available-for-sale, at fair value.............................      64.0       35.8
       Commercial mortgage loans.......................................................   2,968.1    2,917.1
       Policy loans....................................................................     466.8      486.7
       Other invested assets ($399.8 and $429.8 restricted)............................   1,437.5      740.2
                                                                                        ---------  ---------
              Total investments........................................................  20,173.7   20,142.5
   Cash and cash equivalents...........................................................     616.4      423.8
   Accrued investment income...........................................................     167.4      172.3
   Deferred acquisition costs..........................................................   2,962.2    2,660.0
   Goodwill............................................................................     450.9      471.2
   Intangible assets...................................................................     502.3      520.7
   Reinsurance recoverable.............................................................   8,670.6    9,386.8
   Other assets........................................................................     427.8      343.3
   Separate account assets.............................................................  12,005.8   10,383.4
                                                                                        ---------  ---------
              Total assets............................................................. $45,977.1  $44,504.0
                                                                                        =========  =========
Liabilities and stockholders' equity
   Liabilities:
       Future policy benefits.......................................................... $ 9,809.4  $10,033.6
       Policyholder account balances...................................................  13,962.3   14,439.8
       Liability for policy and contract claims........................................     263.1      279.3
       Unearned premiums...............................................................      21.4       24.1
       Deferred income tax liability...................................................   1,077.9    1,004.5
       Non-recourse funding obligations................................................   3,555.0    2,765.0
       Other liabilities ($415.1 and $436.6 restricted)................................     995.8    1,130.6
       Separate account liabilities....................................................  12,005.8   10,383.4
                                                                                        ---------  ---------
              Total liabilities........................................................  41,690.7   40,060.3
                                                                                        ---------  ---------
   Commitments and contingencies

   Stockholders' equity:
       Preferred stock, Cumulative Series A ($1,000 par value, $1,000 redemption and liquidation value, 200,000 shares authorized, zero and 110,000 shares
         issued and outstanding as of December 31, 2007 and 2006, respectively)........        --      110.0
       Common stock ($1,000 par value, 50,000 shares authorized, 25,651 shares
         issued and outstanding).......................................................      25.6       25.6
       Additional paid-in capital......................................................   4,071.6    4,025.3
                                                                                        ---------  ---------
       Accumulated other comprehensive income (loss):
          Net unrealized investment gains (losses).....................................    (338.2)      21.7
          Derivatives qualifying as hedges.............................................       4.9        0.3
                                                                                        ---------  ---------
       Total accumulated other comprehensive income (loss).............................    (333.3)      22.0
       Retained earnings...............................................................     522.5      260.8
                                                                                        ---------  ---------
              Total stockholders' equity...............................................   4,286.4    4,443.7
                                                                                        ---------  ---------
              Total liabilities and stockholders' equity............................... $45,977.1  $44,504.0
                                                                                        =========  =========

          See Accompanying Notes to Consolidated Financial Statements

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

          Consolidated Statements of Changes in Stockholders' Equity
                             (Amounts in millions)

                                                                   Accumulated
                                                       Additional     other                  Total
                                      Preferred Common  paid-in   comprehensive Retained stockholders'
                                        stock   stock   capital   income (loss) earnings    equity
                                      --------- ------ ---------- ------------- -------- -------------
Balances as of December 31, 2004.....  $ 120.0  $25.6   $4,147.6     $ 200.7    $ 543.8    $5,037.7
                                                                                           --------
Comprehensive income (loss):
   Net income........................       --     --         --          --      270.6       270.6
   Net unrealized gains (losses) on
     investment securities...........       --     --         --      (116.8)        --      (116.8)
   Derivatives qualifying as hedges..       --     --         --        (2.0)        --        (2.0)
   Additional minimum pension
     liability.......................       --     --         --        (0.2)        --        (0.2)
                                                                                           --------
Total comprehensive income (loss)....                                                         151.6
Dividends and other transactions with
  stockholders.......................       --     --     (127.5)         --     (456.3)     (583.8)
                                       -------  -----   --------     -------    -------    --------
Balances as of December 31, 2005.....    120.0   25.6    4,020.1        81.7      358.1     4,605.5
                                                                                           --------
Comprehensive income (loss):
   Net income........................       --     --         --          --      359.6       359.6
   Net unrealized gains (losses) on
     investment securities...........       --     --         --       (62.4)        --       (62.4)
   Derivatives qualifying as hedges..       --     --         --        (0.6)        --        (0.6)
   Additional minimum pension
     liability.......................       --     --         --         3.3         --         3.3
                                                                                           --------
Total comprehensive income (loss)....                                                         299.9
Redemption of preferred stock........    (10.0)    --         --          --         --       (10.0)
Dividends and other transactions with
  stockholders.......................       --     --        5.2          --     (456.9)     (451.7)
                                       -------  -----   --------     -------    -------    --------
Balances as of December 31, 2006.....    110.0   25.6    4,025.3        22.0      260.8     4,443.7
                                                                                           --------
Comprehensive income (loss):
   Net income........................       --     --         --          --      323.7       323.7
   Net unrealized gains (losses) on
     investment securities...........       --     --         --      (359.9)        --      (359.9)
   Derivatives qualifying as hedges..       --     --         --         4.6         --         4.6
                                       -------  -----   --------     -------    -------    --------
Total comprehensive income (loss)....                                                         (31.6)
Redemption of preferred stock........   (110.0)    --         --          --         --      (110.0)
Dividends and other transactions with
  stockholders.......................       --     --       46.3          --      (62.0)      (15.7)
                                       -------  -----   --------     -------    -------    --------
Balances as of December 31, 2007.....  $    --  $25.6   $4,071.6     $(333.3)   $ 522.5    $4,286.4
                                       =======  =====   ========     =======    =======    ========

          See Accompanying Notes to Consolidated Financial Statements

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                             (Amounts in millions)

                                                                           Years ended December 31,
                                                                       -------------------------------
                                                                          2007       2006       2005
                                                                       ---------  ---------  ---------
Cash flows from operating activities:
   Net income......................................................... $   323.7  $   359.6  $   270.6
   Adjustments to reconcile net income to net cash from operating activities:
       Net investments (gains) losses.................................      91.1       (3.1)       9.7
       Equity in net income of unconsolidated subsidiary..............     (19.1)        --         --
       Charges assessed to policyholders..............................    (349.5)    (295.2)    (303.5)
       Purchases of trading securities................................      (5.1)     (49.3)     (15.0)
       Amortization of fixed maturity discounts and premiums..........      (7.4)       0.3       14.7
       Acquisition costs deferred.....................................    (488.3)    (489.1)    (381.9)
       Amortization of deferred acquisition costs and intangibles.....     151.4      112.0      177.4
       Deferred income taxes..........................................     215.7      236.0      393.5
   Change in certain assets and liabilities:
       Accrued investment income and other assets.....................    (316.1)      32.5       (6.6)
       Insurance reserves.............................................     769.8      718.0      674.1
       Other liabilities and policy-related balances..................     (24.0)       2.4     (363.3)
                                                                       ---------  ---------  ---------
   Net cash from operating activities.................................     342.2      624.1      469.7
                                                                       ---------  ---------  ---------
Cash flows from investing activities:
   Proceeds from maturities and repayments of investments:
       Fixed maturities...............................................   2,419.7    2,627.8    1,536.3
       Commercial mortgage loans......................................     505.6      228.0      483.3
   Proceeds from sales of investments:
       Fixed maturities and equity securities.........................   1,477.1      950.7    2,595.4
   Purchases and originations of investments:
       Fixed maturities and equity securities.........................  (4,477.9)  (6,187.2)  (3,675.8)
       Commercial mortgage loans......................................    (692.1)    (461.4)    (611.8)
   Other invested assets, net.........................................    (148.2)     (12.0)      15.0
   Cash related to transfer of subsidiary to an affiliate.............     (27.0)        --         --
   Policy loans, net..................................................     (11.2)     (15.2)      (4.3)
                                                                       ---------  ---------  ---------
   Net cash from investing activities.................................    (954.0)  (2,869.3)     338.1
                                                                       ---------  ---------  ---------
Cash flows from financing activities:
   Proceeds from issuance of investment contracts.....................   4,582.0    5,237.1    2,394.8
   Redemption and benefit payments on investment contracts............  (4,450.9)  (4,047.0)  (3,502.1)
   Proceeds from secured borrowings from affiliate....................        --         --       30.1
   Proceeds from short-term borrowings and other, net.................     518.2      423.0      965.5
   Payments on short-term borrowings..................................    (522.4)    (394.4)    (997.9)
   Proceeds from issuance of non-recourse funding obligations.........     790.0    1,365.0      500.0
   Redemption of preferred stock......................................    (110.0)     (10.0)        --
   Dividends paid to stockholders.....................................      (2.5)    (459.7)    (125.6)
                                                                       ---------  ---------  ---------
   Net cash from financing activities.................................     804.4    2,114.0     (735.2)
                                                                       ---------  ---------  ---------
   Net change in cash and cash equivalents............................     192.6     (131.2)      72.6
Cash and cash equivalents at beginning of year........................     423.8      555.0      482.4
                                                                       ---------  ---------  ---------
Cash and cash equivalents at end of year.............................. $   616.4  $   423.8  $   555.0
                                                                       =========  =========  =========

          See Accompanying Notes to Consolidated Financial Statements

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended December 31, 2007, 2006 and 2005

(1) Formation and Nature of Business

   (a) Formation

   Genworth Life and Annuity Insurance Company (the "Company," "GLAIC," "we," "us" or "our" unless the context otherwise requires) is a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871 as The Life Insurance Company of Virginia. An affiliate of our former ultimate parent company acquired us on April 1, 1996 and ultimately contributed the majority of the outstanding common stock to Genworth Life Insurance Company ("GLIC").

   On May 31, 2004, we became a direct, wholly-owned subsidiary of GLIC while remaining an indirect, wholly-owned subsidiary of Genworth Financial, Inc. ("Genworth"). Until March 12, 2007, our preferred shares were owned by an affiliate, Brookfield Life Assurance Company Limited. On March 12, 2007, we redeemed the remaining outstanding preferred shares for par value of $110.0 million and paid $2.5 million in dividends on the redeemed preferred shares. On April 30, 2007, the issued shares of preferred stock were retired.

   On January 1, 2007, Federal Home Life Insurance Company ("FHL") and First Colony Life Insurance Company ("FCL") merged with and into GLAIC. GLAIC was the surviving entity. FHL and FCL were both stock life insurance companies operating under charters granted by the Commonwealth of Virginia and both were affiliates of the Company. We received regulatory approval from the State Corporation Commission, Bureau of Insurance of the Commonwealth of Virginia for these mergers. The accompanying financial information has been presented as if the mergers had been effective for all periods and were accounted for as a pooling of interests for entities under common control as the Company, FHL and FCL were all wholly-owned subsidiaries of Genworth.

   Upon consummation of the FHL and FCL mergers, GLAIC transferred its ownership of American Mayflower Life Insurance Company of New York ("AML"), formerly a wholly-owned subsidiary of FCL, to Genworth Life Insurance Company of New York ("GLICNY"), an affiliate, in exchange for a non-majority ownership interest in GLICNY. AML merged into GLICNY, with GLICNY being the surviving entity. For periods beginning after December 31, 2006, AML is not included in our consolidated financial statements.

   On January 1, 2007, we transferred assets of $1,377.2 million, including cash and cash equivalents of $27.0 million, and liabilities of $1,091.2 million of AML to GLICNY in exchange for an investment in GLICNY of $334.4 million, representing a 34.5% investment in GLICNY. Additionally, $2.1 million was recorded related to unrealized investment gains and derivative items in equity related to the transfer. The transfer was recorded at book value as the entities were under common control, and accordingly, the difference of $46.3 million between the book value of AML and the investment in GLICNY was recorded as additional paid-in capital. Our investment in GLICNY is recorded under the equity method of accounting. As of December 31, 2007, the carrying value of our investment in GLICNY was $346.5 million and was included in other invested assets.

   The accompanying consolidated financial statements include the historical operations and accounts of the Company and its subsidiaries which include Assigned Settlement, Inc., GNWLAAC Real Estate Holding, LLC, AML, Jamestown Life Insurance Company, River Lake Insurance Company ("River Lake I"), River Lake Insurance Company II ("River Lake II"), River Lake Insurance Company III ("River Lake III"), River Lake Insurance Company IV Limited ("River Lake IV"), River Lake Insurance Company V ("River Lake V") and Rivermont Life Insurance Company I ("Rivermont I").

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   (b) Nature of Business

   We have two segments: (i) Protection and (ii) Retirement Income and Institutional.

   Protection products are intended to provide protection against financial hardship primarily after the death of an insured and to protect income and assets from other adverse economic impacts of significant health care costs. Our principal product lines under the Protection segment are term life insurance, universal life insurance, interest-sensitive whole life insurance and Medicare supplement insurance.

   Retirement Income and Institutional contracts include fixed and variable immediate and deferred individual annuities, variable life insurance products, funding agreements backing notes ("FABNs"), funding agreements and guaranteed investment contracts ("GICs"). In 2006, we decided to discontinue the sale of structured settlement annuities.

   We distribute our products through three primary channels: financial intermediaries (banks, securities brokerage firms and independent broker/dealers), independent producers (brokerage general agencies, affluent market producer groups and specialized brokers) and dedicated sales specialists (affiliated networks of both accountants and personal financial advisors). We also distribute a limited number of products through a direct sales force and defined contribution plan record keepers.

(2) Summary of Significant Accounting Policies

   Our consolidated financial statements have been prepared on the basis of U.S. generally accepted accounting principles ("U.S. GAAP"). Preparing financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. All significant intercompany accounts and transactions have been eliminated in consolidation. In 2007, we elected to report separately our liabilities for future policy benefits and policyholder account balances in our consolidated balance sheets. Therefore, the respective prior year amounts have been reclassified to conform to the current year presentation. Additionally, during 2007, an immaterial error related to the classification of certain 2006 expense amounts was identified. This immaterial error resulted in a reclassification between acquisition and operating expenses, net of deferrals, and amortization of deferred acquisition costs and intangibles of $27.9 million. The immaterial reclassification had no impact on total benefits and expenses, on net income or on deferred acquisition costs.

   (a) Premiums

   For traditional long-duration insurance contracts, we report premiums as earned when due. For short-duration insurance contracts, we report premiums as revenue over the terms of the related insurance policies on a pro-rata basis or in proportion to expected claims.

   Premiums received under annuity contracts without significant mortality risk and premiums received on investment and universal life insurance products are not reported as revenues, but rather as deposits, and are included in liabilities for policyholder account balances.

   (b) Net Investment Income and Net Investment Gains and Losses

   Investment income is recognized when earned. Investment gains and losses are calculated on the basis of specific identification.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   Investment income on mortgage-backed and asset-backed securities is initially based upon yield, cash flow and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective or prospective method. Under the retrospective method, used for mortgage-backed and asset-backed securities of high credit quality (ratings equal to or greater than AA or that are U.S. Agency backed) which cannot be contractually prepaid, amortized cost of the security is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to net investment income. Under the prospective method, which is used for all other mortgage-backed and asset-backed securities, future cash flows are estimated and interest income is recognized going forward using the new internal rate of return.

   (c) Policy Fees and Other Income

   Policy fees and other income consist primarily of insurance charges assessed on universal life insurance contracts, fees assessed against policyholder account values and surrender fee income. Charges to policyholder accounts for universal life cost of insurance are recognized as revenue when due. Variable product fees are charged to variable annuity contractholders and variable life insurance policyholders based upon the daily net assets of the contractholder's and policyholder's account values, respectively, and are recognized as revenue when charged. Surrender fees are recognized as income when the contract or policy is surrendered.

   (d) Investment Securities

   At the time of purchase, we designate our investment securities as either available-for-sale or trading and report them in our consolidated balance sheets at fair value. Our portfolio of fixed maturity securities is comprised primarily of investment grade registered securities traded in markets where estimates of fair values are readily obtained from independent pricing sources. For our less liquid securities, such as privately placed securities, we employ alternative valuation methods commonly used in the financial services industry to estimate fair value. Changes in the fair value of available-for-sale investments, net of the effect on deferred acquisition costs ("DAC"), present value of future profits ("PVFP") and deferred income taxes, are reflected as unrealized investment gains or losses in a separate component of accumulated other comprehensive income. Realized and unrealized gains and losses related to trading securities are reflected in net investment gains (losses). Trading securities are included in other invested assets in our consolidated balance sheets.

   As of each balance sheet date, we evaluate securities holdings in an unrealized loss position. Where we do not expect full recovery of value or do not intend to hold such securities until they have fully recovered their carrying value, based on the circumstances present at the date of evaluation, we record the unrealized loss in income. When there has been an adverse change in underlying cash flows on lower quality securities holdings that represent an interest in securitized financial assets, we record the unrealized loss in income.

   (e) Commercial Mortgage Loans

   Commercial mortgage loans are generally stated at principal amounts outstanding, net of deferred expenses and allowance for loan loss. Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs, as well as premiums and discounts, are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs are recognized upon early repayment of the loans. Loan commitment fees are generally deferred and amortized on an effective yield basis over the term of the loan. Impaired loans are generally carried on a non-accrual status. Loans are ordinarily placed on non-accrual status when, in management's opinion, the collection of principal or interest is unlikely, or when the collection of principal or interest is 90 days or more past due.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   The allowance for loan losses is maintained at a level that management determines is adequate to absorb estimated probable incurred losses in the loan portfolio. Management's evaluation process to determine the adequacy of the allowance utilizes an analytical model based on historical loss experience adjusted for current events, trends and economic conditions. The actual amounts realized could differ in the near term from the amounts assumed in arriving at the allowance for loan losses reported in the consolidated financial statements.

   All losses of principal are charged to the allowance for loan losses in the period in which the loan is deemed to be uncollectible. Additions and reductions are made to the allowance through periodic provisions or benefits to net investment gains (losses).

   (f) Securities Lending Activity

   We engage in certain securities lending transactions for the purpose of enhancing the yield on our investment securities portfolio, which require the borrower to provide collateral, primarily consisting of cash and government securities, on a daily basis, in amounts equal to or exceeding 102% of the fair value of the applicable securities loaned. We maintain effective control over all loaned securities and, therefore, continue to report such securities as fixed maturity securities in the consolidated balance sheets. Cash and non-cash collateral, such as a security, received by us on securities lending transactions is reflected in other invested assets with an offsetting liability recognized in other liabilities for the obligation to return the collateral. Any cash collateral received is reinvested by our custodian based upon the investment guidelines provided within our agreement. The fair value of collateral held was $152.4 million and $84.9 million as of December 31, 2007 and 2006, respectively. As of December 31, 2007 and 2006, we had no non-cash collateral. As of December 31, 2007 and 2006, the fair value of securities pledged under the securities lending program was $146.2 million and $81.3 million, respectively, and was included in fixed maturity securities in our consolidated balance sheets.

   (g) Cash and Cash Equivalents

   Certificates of deposit, money market funds and other time deposits with original maturities of 90 days or less are considered cash equivalents in the consolidated balance sheets and consolidated statements of cash flows. Items with maturities greater than 90 days but less than one year at the time of acquisition are considered short-term investments.

   (h) Deferred Acquisition Costs

   Acquisition costs include costs which vary with, and are primarily related to, the acquisition of insurance and investment contracts. Such costs are deferred and amortized as follows:

   Long-Duration Contracts. Acquisition costs include commissions in excess of ultimate renewal commissions, solicitation and printing costs, sales material and some support costs, such as underwriting and contract and policy issuance expenses. Amortization for traditional long-duration insurance products is determined as a level proportion of premium based on commonly accepted actuarial methods and reasonable assumptions about mortality, morbidity, lapse rates, expenses and future yield on related investments established when the contract or policy is issued. Amortization is adjusted each period to reflect policy lapses or termination rates as compared to anticipated experience. Amortization for annuity contracts without significant mortality risk and for investment and universal life insurance products is based on estimated gross profits. Estimated gross profits are adjusted quarterly to reflect actual experience to date or for the unlocking of underlying key assumptions based on experience studies.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   Short-Duration Contracts. Acquisition costs consist primarily of commissions and premium taxes and are amortized ratably over the terms of the underlying policies.

   We regularly review all of these assumptions and periodically test DAC for recoverability. For deposit products, if the current present value of estimated future gross profits is less than the unamortized DAC for a line of business, a charge to income is recorded for additional DAC amortization. For other products, if the benefit reserve plus anticipated future premiums and interest income for a line of business are less than the current estimate of future benefits and expenses (including any unamortized DAC), a charge to income is recorded for additional DAC amortization or for increased benefit reserves. For the years ended December 31, 2007, 2006 and 2005, no charges to income were recorded as a result of our DAC recoverability testing.

   (i) Intangible Assets

   Present Value of Future Profits. In conjunction with the acquisition of a block of insurance policies or investment contracts, a portion of the purchase price is assigned to the right to receive future gross profits arising from existing insurance and investment contracts. This intangible asset, called PVFP, represents the actuarially estimated present value of future cash flows from the acquired policies. PVFP is amortized, net of accreted interest, in a manner similar to the amortization of DAC.

   We regularly review all of these assumptions and periodically test PVFP for recoverability. For deposit products, if the current present value of estimated future gross profits is less than the unamortized PVFP for a line of business, a charge to income is recorded for additional PVFP amortization. For other products, if the benefit reserve plus anticipated future premiums and interest income for a line of business are less than the current estimate of future benefits and expenses (including any unamortized PVFP), a charge to income is recorded for additional PVFP amortization or for increased benefit reserves. For the years ended December 31, 2007, 2006 and 2005, no charges to income were recorded as a result of our PVFP recoverability testing.

   Deferred Sales Inducements to Contractholders. We defer sales inducements to contractholders for features on variable annuities that entitle the contractholder to an incremental amount to be credited to the account value upon making a deposit, and for fixed annuities with crediting rates higher than the contract's expected ongoing crediting rates for periods after the inducement. Deferred sales inducements to contractholders are reported as a separate intangible asset and amortized in benefits and other changes in policy reserves using the same methodology and assumptions used to amortize DAC.

   Software. Purchased software and certain application development costs related to internally developed software are capitalized above de minimus thresholds. When the software is ready for its intended use, the amounts capitalized are amortized over the expected useful life, not to exceed five years.

   (j) Goodwill

   Goodwill is not amortized but is tested for impairment at least annually using a fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment, or a business one level below that operating segment (the "component" level) if discrete financial information is prepared and regularly reviewed by management at the component level. We recognize an impairment charge for any amount by which the carrying amount of a reporting unit's goodwill exceeds its fair value. We use discounted cash flows and other valuation techniques to establish fair values. There was no goodwill impairment charge recorded in 2007 or in 2006. Based on the results of our testing, we recorded a goodwill impairment charge of $57.5 million in 2005.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   (k) Reinsurance

   Premium revenue, benefits and acquisition and operating expenses, net of deferrals, are reported net of the amounts relating to reinsurance ceded to and assumed from other companies. Amounts due from reinsurers for incurred and estimated future claims are reflected in the reinsurance recoverable asset. The cost of reinsurance is accounted for over the terms of the related treaties using assumptions consistent with those used to account for the underlying reinsured policies. Premium revenue, benefits and acquisition and operating expenses, net of deferrals, for reinsurance assumed contracts that do not qualify for reinsurance accounting are accounted for under the deposit method of accounting.

   (l) Derivatives

   Derivative financial instruments are used to manage risk through one of four principal risk management strategies including: (i) liabilities; (ii) invested assets; (iii) portfolios of assets or liabilities; and (iv) forecasted transactions.

   On the date we enter into a derivative contract, management designates the derivative as a hedge of the identified exposure (fair value or cash flow). If a derivative does not qualify for hedge accounting according to Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the changes in its fair value and all scheduled periodic settlement receipts and payments are reported in income.

   We formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. In this documentation, we specifically identify the asset, liability or forecasted transaction that has been designated as a hedged item, state how the hedging instrument is expected to hedge the risks related to the hedged item, and set forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure hedge ineffectiveness. We generally determine hedge effectiveness based on total changes in fair value of the hedged item attributable to the hedged risk and the total changes in fair value of the derivative instrument.

   We discontinue hedge accounting prospectively when: (i) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires or is sold, terminated or exercised; (iii) the derivative is de-designated as a hedge instrument; or (iv) it is probable that the forecasted transaction will not occur.

   We designate and account for the following as cash flow hedges when they have met the effectiveness requirements of SFAS No. 133: (i) various types of interest rate swaps to convert floating rate investments to fixed rate investments; (ii) various types of interest rate swaps to convert floating rate liabilities into fixed rate liabilities; and (iii) other instruments to hedge the cash flows of various other forecasted transactions.

   For all qualifying and highly effective cash flow hedges, the effective portion of changes in fair value of the derivative instrument is reported as a component of other comprehensive income. The ineffective portion of changes in fair value of the derivative instrument is reported as a component of income. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative continues to be carried on the consolidated balance sheets at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in income. When the hedged forecasted transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in other comprehensive income

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005

and is recognized when the transaction affects income; however, prospective hedge accounting for the transaction is terminated. In all other situations in which hedge accounting is discontinued on a cash flow hedge, amounts previously deferred in other comprehensive income are reclassified into income when income is impacted by the variability of the cash flow of the hedged item.

   We designate and account for the following as fair value hedges when they have met the effectiveness requirements of SFAS No. 133: (i) various types of interest rate swaps to convert fixed rate investments to floating rate investments; (ii) various types of interest rate swaps to convert fixed rate liabilities into floating rate liabilities; and (iii) other instruments to hedge various other fair value exposures of investments.

   For all qualifying and highly effective fair value hedges, the changes in fair value of the derivative instrument are reported in income. In addition, changes in fair value attributable to the hedged portion of the underlying instrument are reported in income. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative continues to be carried on the consolidated balance sheets at its fair value, but the hedged asset or liability will no longer be adjusted for changes in fair value. In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value in the consolidated balance sheets, with changes in its fair value recognized in the current period as income.

   We may enter into contracts that are not themselves derivative instruments but contain embedded derivatives. For each contract, we assess whether the economic characteristics of the embedded derivative are clearly and closely related to those of the host contract and determine whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument.

   If it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative. Such embedded derivatives are recorded on the consolidated balance sheets at fair value and are classified consistent with their host contract. Changes in their fair value are recognized in the current period in income. If we are unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the consolidated balance sheets at fair value, with changes in fair value recognized in the current period in income.

   (m) Separate Accounts

   The separate account assets represent funds for which the investment income and investment gains and losses accrue directly to the variable annuity contractholders and variable life insurance policyholders. We assess mortality and expense risk fees and administration charges on the assets allocated to the separate accounts. The separate account assets are carried at fair value and are equal to the liabilities that represent the contractholders' and policyholders' equity in those assets.

   (n) Insurance Reserves

   Future Policy Benefits

   We account for the liability for future policy benefits in accordance with SFAS No. 60, Accounting and Reporting by Insurance Enterprises. We include insurance-type contracts, such as traditional life insurance in the liability for future policy benefits. Insurance-type contracts are broadly defined to include contracts with

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005

significant mortality and/or morbidity risk. The liability for future benefits of insurance contracts is the present value of such benefits less the present value of future net premiums based on mortality, morbidity and other assumptions, which are appropriate at the time the policies are issued or acquired. These assumptions are periodically evaluated for potential reserve deficiencies. Reserves for cancelable accident and health insurance are based upon unearned premiums, claims incurred but not reported and claims in the process of settlement. This estimate is based on our historical experience and that of the insurance industry, adjusted for current trends. Any changes in the estimated liability are reflected in income as the estimates are revised.

   Policyholder Account Balances

   We account for the liability for policyholder account balances in accordance with SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. We include investment-type contracts and our universal life insurance contracts in the liability for policyholder account balances. Investment-type contracts are broadly defined to include contracts without significant mortality or morbidity risk. Payments received from sales of investment contracts are recognized by providing a liability equal to the current account value of the policyholders' contracts. Interest rates credited to investment contracts are guaranteed for the initial policy term with renewal rates determined as necessary by management.

   (o) Liability for Policy and Contract Claims

   The liability for policy and contract claims represents the amount needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the end of the respective reporting period. The estimated liability includes requirements for future payments of:
(a) claims that have been reported to the insurer; (b) claims related to insured events that have occurred but that have not been reported to the insurer as of the date the liability is estimated; and (c) claim adjustment expenses. Claim adjustment expenses include costs incurred in the claim settlement process such as legal fees and costs to record, process and adjust claims.

   Management considers the liability for policy and contract claims provided to be satisfactory to cover the losses that have occurred. Management monitors actual experience, and where circumstances warrant, will revise its assumptions. The methods of determining such estimates and establishing the reserves are reviewed continuously and any adjustments are reflected in operations in the period in which they become known. Future developments may result in losses and loss expenses greater or less than the liability for policy and contract claims provided.

   (p) Income Taxes

   We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled if there is no change in law. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

   For the period beginning January 1, 2004, and ending on the date of the transfer of our outstanding capital stock to Genworth, we were included in the consolidated federal income tax return of General Electric ("GE"). During this period, we were subject to a tax-sharing arrangement that allocated tax on a separate company basis, but provided benefit for current utilization of losses and credits.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   Subsequent to the transfer of our outstanding capital stock to Genworth, we filed a consolidated life insurance federal income tax return with our parent, GLIC, and its other life insurance affiliates. We are subject to a separate tax-sharing agreement, as approved by state insurance regulators, which allocates taxes on a separate company basis but provides benefit for current utilization of losses and credits. Intercompany balances are settled at least annually.

   We are party to an assumption agreement with our indirect parent company, GNA Corporation ("GNA"), whereby GNA assumes responsibility for any tax contingencies (that will not give rise to future reversals) on our behalf. These contingencies are reflected as an expense of the Company when incurred and are included in current tax expense. The Company recognizes the corresponding amount as a change in stockholders' equity since the liability for the contingency is assumed by GNA.

   (q) Accounting Changes

   Accounting for Uncertainty in Income Taxes

   On January 1, 2007, we adopted FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes. This guidance clarifies the criteria that must be satisfied to recognize the financial statement benefit of a position taken in our tax returns. The criteria for recognition in the consolidated financial statements set forth in FIN No. 48 require an affirmative determination that it is more likely than not, based on a tax position's technical merits, that we are entitled to the benefit of that position.

   Upon adoption of FIN No. 48 on January 1, 2007, the total amount of unrecognized tax benefits was $74.3 million, of which, $53.3 million, if recognized, would affect the effective tax rate.

   Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts

   On January 1, 2007, we adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts. This statement provides guidance on accounting for deferred acquisition costs and other balances on an internal replacement, defined broadly as a modification in product benefits, features, rights or coverages that occurs by the exchange of an existing contract for a new contract, or by amendment, endorsement or rider to an existing contract, or by the election of a benefit, feature, right or coverage within an existing contract. The adoption of SOP 05-1 had no impact on our consolidated results of operations and financial position.

   Accounting for Certain Hybrid Financial Instruments

   As of January 1, 2006, we adopted SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS No. 155: (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (iii) clarifies that

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005

concentrations of credit risk in the form of subordination are not embedded derivatives; and (iv) eliminates the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest. Adoption of SFAS No. 155 did not have a material impact on our consolidated financial statements.

   (r) Accounting Pronouncements Not Yet Adopted

   In September 2006, FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for us on January 1, 2008. The adoption of SFAS No. 157 will not have a material impact on our consolidated financial statements. During December 2007, the FASB issued FASB Staff Position ("FSP") FAS 157-2, which amends SFAS No. 157 to allow an entity to delay the application of this statement until January 1, 2009 for certain non-financial assets and liabilities. We expect to elect the partial adoption of SFAS No. 157 under the provisions of the FSP for fair value measurements used in the impairment testing of goodwill and indefinite-lived intangible assets and eligible non-financial assets and liabilities included within a business combination. The FASB also issued proposed FSP FAS 157-c in January 2008 that would amend SFAS No. 157 to clarify the principles on fair value measurement of liabilities. Management is monitoring the status of these proposed FSPs for any impact on our consolidated financial statements.

   In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement provides an option, on specified election dates, to report selected financial assets and liabilities, including insurance contracts, at fair value. Subsequent changes in fair value for designated items will be reported in earnings in the current period. SFAS No. 159 is effective for us on January 1, 2008. The adoption of SFAS No. 159 will not impact our consolidated financial statements, as no items will be elected for measurement at fair value upon initial adoption. Subsequent to initial adoption, we will evaluate eligible financial assets and liabilities on their election dates. Any future elections made under this standard would be disclosed in accordance with the provisions outlined in the statement.

   In December 2007, FASB issued SFAS No. 141R, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures certain items in a business combination, as well as disclosures about the nature and financial effects of a business combination. SFAS No. 141R will be effective for us on January 1, 2009 and will be applied to business combinations for which the acquisition date is on or after the effective date. We do not expect SFAS No. 141R to have a material impact on our consolidated financial statements.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


(3) Investments

   (a) Net Investment Income

   Sources of net investment income for the years ended December 31 were as follows:

(Amounts in millions)                                  2007      2006      2005
---------------------                                --------  --------  --------
Fixed maturity securities--taxable.................. $  928.0  $  864.9  $  798.9
Fixed maturity securities--non-taxable..............       --        --       0.1
Commercial mortgage loans...........................    183.8     184.0     172.1
Equity securities...................................      3.9       0.8       1.5
Other investments...................................     71.0      58.7      35.2
Policy loans........................................     28.2      30.1      29.4
                                                     --------  --------  --------
   Gross investment income before expenses and fees.  1,214.9   1,138.5   1,037.2
Expenses and fees...................................    (25.0)    (21.6)    (18.6)
                                                     --------  --------  --------
   Net investment income............................ $1,189.9  $1,116.9  $1,018.6
                                                     ========  ========  ========

   (b) Net Investment Gains (Losses)

   Net investment gains (losses) for the years ended December 31 were as follows:

      (Amounts in millions)                        2007    2006    2005
      ---------------------                       ------  ------  ------
      Available-for-sale securities:
         Realized gains on sale.................. $  9.8  $ 24.7  $ 33.7
         Realized losses on sale.................  (30.2)  (25.7)  (15.5)
      Impairments................................  (62.4)   (0.5)  (27.9)
      Derivative instruments.....................   (3.8)    5.7      --
      Net unrealized losses on trading securities   (2.6)   (1.1)     --
      Commercial mortgage loan loss reserve......   (1.9)     --      --
                                                  ------  ------  ------
         Net investments gains (losses).......... $(91.1) $  3.1  $ (9.7)
                                                  ======  ======  ======

   Derivative instruments primarily consist of changes in the fair value of non-qualifying derivatives, including embedded derivatives, changes in fair value of certain derivatives and related hedged items in fair value hedge relationships and hedge ineffectiveness on qualifying derivative instruments. Effective April 1, 2006, we began classifying changes in fair value of these derivative items as net investment gains (losses). These items were previously included as a component of net investment income, interest credited and benefits and other changes in policy reserves. The amount of these derivative items in prior periods that were included in the aforementioned categories was not material.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   (c) Unrealized Investment Gains and Losses

   Net unrealized gains and losses on investment securities classified as available-for-sale and other invested assets are reduced by deferred income taxes and adjustments to PVFP and DAC that would have resulted had such gains and losses been realized. Net unrealized gains and losses on available-for-sale investment securities reflected as a separate component of accumulated other comprehensive income (loss) as of December 31 were as follows:

(Amounts in millions)                                                            2007    2006    2005
---------------------                                                          -------  ------  ------
Net unrealized gains (losses) on investment securities:
   Fixed maturity securities.................................................. $(508.1) $ 69.0  $182.2
   Equity securities..........................................................     3.5     1.2     6.1
   Restricted other invested assets...........................................   (15.3)   (6.8)   (3.5)
   Other invested assets--investment in unconsolidated subsidiary.............   (10.5)     --      --
                                                                               -------  ------  ------
       Subtotal...............................................................  (530.4)   63.4   184.8
                                                                               -------  ------  ------
Adjustments to present value of future profits and deferred acquisitions costs    12.3   (30.2)  (55.7)
Deferred income taxes, net....................................................   179.9   (11.5)  (45.0)
                                                                               -------  ------  ------
Net unrealized investment gains (losses)...................................... $(338.2) $ 21.7  $ 84.1
                                                                               =======  ======  ======

   The change in net unrealized gains (losses) on available-for-sale investment securities reported in accumulated other comprehensive income (loss) for the years ended December 31 was as follows:

(Amounts in millions)                                                                  2007     2006     2005
---------------------                                                                -------  -------  -------
Net unrealized investment gains (losses) as of January 1............................ $  21.7  $  84.1  $ 200.9
                                                                                     -------  -------  -------
Unrealized gains (losses) arising during the period:
   Unrealized gains (losses) on investment securities...............................  (673.8)  (122.5)  (235.0)
   Adjustment to deferred acquisition costs.........................................    14.8      4.7      6.1
   Adjustment to present value of future profits....................................    27.7     20.8     42.6
   Provision for deferred income taxes..............................................   219.4     33.5     63.2
                                                                                     -------  -------  -------
       Changes in unrealized gains (losses) on investment securities................  (411.9)   (63.5)  (123.1)
Reclassification adjustments to net investment (gains) losses, net of deferred taxes
  of $(28.0), $(0.5) and $(3.4).....................................................    52.0      1.1      6.3
                                                                                     -------  -------  -------
Net unrealized investment gains (losses) as of December 31.......................... $(338.2) $  21.7  $  84.1
                                                                                     =======  =======  =======

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   (d) Fixed Maturity and Equity Securities

   As of December 31, 2007, the amortized cost or cost, gross unrealized gains (losses) and estimated fair value of our fixed maturity and equity securities classified as available-for-sale were as follows:

                                                                      Gross      Gross
                                                        Amortized   unrealized unrealized Estimated
(Amounts in millions)                                  cost or cost   gains      losses   fair value
---------------------                                  ------------ ---------- ---------- ----------
Fixed maturity securities:
   U.S. government, agencies and government sponsored
     entities.........................................  $   189.3     $ 18.0    $  (0.1)  $   207.2
   Government--non U.S................................      293.0       28.1       (1.4)      319.7
   U.S. corporate.....................................    6,983.1       99.6     (207.3)    6,875.4
   Corporate--non U.S.................................    1,881.6        9.5      (79.7)    1,811.4
   Mortgage and asset-backed..........................    6,398.4       25.7     (400.5)    6,023.6
                                                        ---------     ------    -------   ---------
       Total fixed maturity securities................   15,745.4      180.9     (689.0)   15,237.3
Equity securities.....................................       60.5        3.6       (0.1)       64.0
                                                        ---------     ------    -------   ---------
       Total available-for-sale securities............  $15,805.9     $184.5    $(689.1)  $15,301.3
                                                        =========     ======    =======   =========

   As of December 31, 2006, the amortized cost or cost, gross unrealized gains (losses) and estimated fair value of our fixed maturity and equity securities classified as available-for-sale were as follows:

                                                                      Gross      Gross
                                                        Amortized   unrealized unrealized Estimated
(Amounts in millions)                                  cost or cost   gains      losses   fair value
---------------------                                  ------------ ---------- ---------- ----------
Fixed maturity securities:
   U.S. government, agencies and government sponsored
     entities.........................................  $   205.0     $ 13.3    $  (0.3)  $   218.0
   Government--non U.S................................      276.3       31.4       (0.1)      307.6
   U.S. corporate.....................................    7,127.5      138.3      (91.3)    7,174.5
   Corporate--non U.S.................................    1,678.3       17.9      (25.3)    1,670.9
   Mortgage and asset-backed..........................    6,606.6       26.6      (41.5)    6,591.7
                                                        ---------     ------    -------   ---------
       Total fixed maturity securities................   15,893.7      227.5     (158.5)   15,962.7
Equity securities.....................................       34.6        1.6       (0.4)       35.8
                                                        ---------     ------    -------   ---------
       Total available-for-sale securities............  $15,928.3     $229.1    $(158.9)  $15,998.5
                                                        =========     ======    =======   =========

   As of each balance sheet date, we evaluate securities holdings in an unrealized loss position. Where we do not expect full recovery of value or do not intend to hold such securities until they have fully recovered their carrying value, based on the circumstances present at the date of evaluation, we record the unrealized loss in income. When there has been an adverse change in underlying cash flows on lower quality securities holdings that represent an interest in securitized financial assets, we record the unrealized loss in income.

   For equity securities, we recognize an impairment charge in the period in which we determine that the security will not recover to book value within a reasonable period. We determine what constitutes a reasonable period on a security-by-security basis based upon consideration of all the evidence available to us, including the magnitude of an unrealized loss and its duration. We measure impairment charges based upon the difference between the book value of a security and its fair value.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   We generally intend to hold securities in unrealized loss positions until they recover. However, from time to time, our intent on an individual security may change, based upon market or other unforeseen developments. In such instances, we sell securities in the ordinary course of managing our portfolio to meet diversification, credit quality, yield and liquidity requirements. If a loss is recognized from a sale subsequent to a balance sheet date due to these unexpected developments, the loss is recognized in the period in which the intent to hold the securities to recovery no longer exists. The aggregate fair value of securities sold at a loss during the twelve months ended December 31, 2007 was $1,334.6 million, which was approximately 97.5% of book value.

   The following table presents the gross unrealized losses and estimated fair values of our investment securities, aggregated by investment type and length of time that individual investment securities have been in a continuous unrealized loss position, as of December 31, 2007:

                                               Less Than 12 Months               12 Months or More
                                         -------------------------------- --------------------------------
                                                      Gross                            Gross
                                         Estimated  unrealized    # of    Estimated  unrealized    # of
(Dollar amounts in millions)             fair value   losses   securities fair value   losses   securities
----------------------------             ---------- ---------- ---------- ---------- ---------- ----------
Description of Securities
Fixed maturity securities:
   U.S. government, agencies and
     government sponsored entities......  $   16.7   $  (0.1)        2     $     --   $    --       --
   Government--non U.S..................      26.1      (1.4)       19           --        --       --
   U.S. corporate.......................   2,512.4    (114.3)      352      1,313.9     (93.0)     242
   Corporate--non U.S...................     977.7     (48.9)      124        416.1     (30.8)      70
   Asset-backed.........................   2,271.2    (184.7)      281        873.9     (59.5)     106
   Mortgage-backed......................   1,613.6    (106.7)      289        463.3     (49.6)     127
                                          --------   -------     -----     --------   -------      ---
   Subtotal, fixed maturity securities..   7,417.7    (456.1)    1,067      3,067.2    (232.9)     545
Equity securities.......................        --        --        --          0.8      (0.1)       2
                                          --------   -------     -----     --------   -------      ---
Total temporarily impaired securities...  $7,417.7   $(456.1)    1,067     $3,068.0   $(233.0)     547
                                          ========   =======     =====     ========   =======      ===
% Below cost--fixed maturity securities:
   (less than)20% Below cost............  $7,210.4   $(308.9)      990     $2,991.2   $(183.9)     509
   20-50% Below cost....................     172.2     (94.9)       54         69.5     (33.3)      28
   (greater than)50% Below cost.........      35.1     (52.3)       23          6.5     (15.7)       8
                                          --------   -------     -----     --------   -------      ---
   Total fixed maturity securities......   7,417.7    (456.1)    1,067      3,067.2    (232.9)     545
                                          --------   -------     -----     --------   -------      ---
% Below cost--equity securities:
   (less than)20% Below cost............        --        --        --          0.8      (0.1)       2
                                          --------   -------     -----     --------   -------      ---
   Total equity securities..............        --        --        --          0.8      (0.1)       2
                                          --------   -------     -----     --------   -------      ---
Total temporarily impaired securities...  $7,417.7   $(456.1)    1,067     $3,068.0   $(233.0)     547
                                          ========   =======     =====     ========   =======      ===

Investment grade........................  $7,129.5   $(442.2)      982     $2,963.5   $(219.4)     508
Below investment grade..................     288.2     (13.9)       85        104.5     (13.6)      39
                                          --------   -------     -----     --------   -------      ---
Total temporarily impaired securities...  $7,417.7   $(456.1)    1,067     $3,068.0   $(233.0)     547
                                          ========   =======     =====     ========   =======      ===

   The investment securities in an unrealized loss position as of December 31, 2007 consisted of 1,614 securities accounting for unrealized losses of $689.1 million. Of these unrealized losses, 96.0% were investment grade (rated AAA through BBB-) and 71.5% were less than 20% below cost. The amount of the unrealized loss on these securities was primarily attributable to a generally higher interest rate environment including the widening of credit spreads as investors sought higher compensation for the assumption of market risk during 2007.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   For the fixed maturity securities in an unrealized loss position as of December 31, 2007, nine securities were below cost 20% or more and below investment grade (rated BB+ and below) for twelve months or more with $6.0 million in unrealized losses. For equity securities in an unrealized loss position as of December 31, 2007, none were below cost 20% or more or below investment grade (rated BB+ and below) for twelve months or more.

   As of December 31, 2007, we expect these investments to continue to perform in accordance with their original contractual terms and we have the ability and intent to hold these investment securities until the recovery of the fair value up to the cost of the investment, which may be maturity. Accordingly, we do not consider these investments to be other-than-temporarily impaired as of December 31, 2007. However, from time to time, we may sell securities in the ordinary course of managing our portfolio to meet diversification, credit quality, yield enhancement and liquidity requirements.

   The following table presents the gross unrealized losses and estimated fair values of our investment securities, aggregated by investment type and length of time that individual investment securities have been in a continuous unrealized loss position, as of December 31, 2006:

                                               Less Than 12 Months               12 Months or More
                                         -------------------------------- --------------------------------
                                                      Gross                            Gross
                                         Estimated  unrealized    # of    Estimated  unrealized    # of
(Dollar amounts in millions)             fair value   losses   securities fair value   losses   securities
----------------------------             ---------- ---------- ---------- ---------- ---------- ----------
Description of Securities
Fixed maturity securities:
   U.S. government, agencies and
     government sponsored entites.......  $   14.0    $ (0.2)       4      $    5.6   $  (0.1)       5
   Government--non U.S..................        --        --       --           5.5      (0.1)       6
   U.S. corporate.......................   1,554.1     (24.3)     265       1,835.4     (67.0)     413
   Corporate--non U.S...................     335.9      (4.8)      70         521.3     (20.5)     102
   Asset-backed.........................     558.3      (1.3)      98         714.4     (13.4)      73
   Mortgage-backed......................     536.9      (2.6)     107         821.7     (24.2)     203
                                          --------    ------      ---      --------   -------      ---
   Subtotal, fixed maturity securities..   2,999.2     (33.2)     544       3,903.9    (125.3)     802
Equity securities.......................        --        --       --           1.9      (0.4)       9
                                          --------    ------      ---      --------   -------      ---
Total temporarily impaired securities...  $2,999.2    $(33.2)     544      $3,905.8   $(125.7)     811
                                          ========    ======      ===      ========   =======      ===
% Below cost--fixed maturity securities:
   (less than)20% Below cost............  $2,999.2    $(33.2)     544      $3,902.2   $(124.6)     800
   20-50% Below cost....................        --        --       --           1.7      (0.7)       2
                                          --------    ------      ---      --------   -------      ---
   Total fixed maturity securities......   2,999.2     (33.2)     544       3,903.9    (125.3)     802
                                          ========    ======      ===      ========   =======      ===
% Below cost--equity maturities:
   (less than)20% Below cost............        --        --       --           1.9      (0.2)       8
   (greater than)50% Below cost.........        --        --       --            --      (0.2)       1
                                          --------    ------      ---      --------   -------      ---
   Total equity maturities..............        --        --       --           1.9      (0.4)       9
                                          --------    ------      ---      --------   -------      ---
Total temporarily impaired securities...  $2,999.2    $(33.2)     544      $3,905.8   $(125.7)     811
                                          ========    ======      ===      ========   =======      ===

Investment grade........................  $2,880.4    $(30.5)     505      $3,755.9   $(117.6)     749
Below investment grade..................     118.8      (2.7)      39         148.7      (7.9)      54
Not Rated...............................        --        --       --           1.2      (0.2)       8
                                          --------    ------      ---      --------   -------      ---
Total temporarily impaired securities...  $2,999.2    $(33.2)     544      $3,905.8   $(125.7)     811
                                          ========    ======      ===      ========   =======      ===

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   The scheduled maturity distribution of fixed maturity securities as of December 31, 2007 is set forth below. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               Amortized cost Estimated
        (Amounts in millions)                     or cost     fair value
        ---------------------                  -------------- ----------
        Due in one year or less...............   $   485.1    $   484.4
        Due after one year through five years.     2,523.7      2,530.4
        Due after five years through ten years     2,355.3      2,302.8
        Due after ten years...................     3,982.9      3,896.1
                                                 ---------    ---------
           Subtotal...........................     9,347.0      9,213.7
        Mortgage and asset-backed.............     6,398.4      6,023.6
                                                 ---------    ---------
           Total..............................   $15,745.4    $15,237.3
                                                 =========    =========

   As of December 31, 2007, $1,722.0 million of our investments (excluding mortgage and asset-backed securities) were subject to certain call provisions.

   As of December 31, 2007, securities issued by finance and insurance, utilities and energy, and consumer--non cyclical industry groups represented approximately 31.0%, 18.6% and 12.1% of our domestic and foreign corporate fixed maturity securities portfolio, respectively. No other industry group comprised more than 10% of our investment portfolio. This portfolio is widely diversified among various geographic regions in the U.S. and internationally, and is not dependent on the economic stability of one particular region.

   As of December 31, 2007, we did not hold any fixed maturity securities which individually exceeded 10% of stockholders' equity.

   As of December 31, 2007 and 2006, $8.2 million and $18.0 million, respectively, of securities were on deposit with various state government insurance departments in order to comply with relevant insurance regulations.

   (e) Commercial Mortgage Loans

   Our mortgage loans are collateralized by commercial properties, including multi-family residential buildings. The carrying value of commercial mortgage loans is stated at original cost net of prepayments, amortization and allowance for loan losses.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   We diversify our commercial mortgage loans by both property type and geographic region. The following tables set forth the distribution across property type and geographic region for commercial mortgage loans as of the dates indicated:

                                                                        December 31,
                                                     --------------------------------------------------
                                                               2007                      2006
                                                     ------------------------  ------------------------
(Amounts in millions)                                Carrying value % of total Carrying value % of total
---------------------                                -------------- ---------- -------------- ----------
Property Type
Office..............................................    $  850.6       28.6%      $  802.3       27.4%
Industrial..........................................       769.9       25.9          854.7       29.3
Retail..............................................       747.4       25.2          707.5       24.2
Apartments..........................................       315.9       10.6          271.0        9.3
Hotel...............................................       254.1        8.5          174.4        6.0
Mixed use/other.....................................        34.8        1.2          111.4        3.8
                                                        --------      -----       --------      -----
   Total principal balance..........................     2,972.7      100.0%       2,921.3      100.0%
                                                                      =====                     =====
   Unamortized balance of loan origination fees and
     costs..........................................         2.3                       1.1
   Allowance for losses.............................        (6.9)                     (5.3)
                                                        --------                  --------
   Total............................................    $2,968.1                  $2,917.1
                                                        ========                  ========

                                                                        December 31,
                         -                           --------------------------------------------------
                                                               2007                      2006
                         -                           ------------------------  ------------------------
(Amounts in millions)                                Carrying value % of total Carrying value % of total
---------------------                                -------------- ---------- -------------- ----------
Geographic Region
South Atlantic......................................    $  873.6       29.4%      $  722.7       24.7%
Pacific.............................................       739.7       24.9          804.7       27.6
Middle Atlantic.....................................       390.4       13.1          344.1       11.8
East North Central..................................       312.3       10.5          351.5       12.0
Mountain............................................       187.8        6.3          278.6        9.5
West North Central..................................       143.0        4.8          167.1        5.7
East South Central..................................       108.1        3.6          100.9        3.5
New England.........................................       120.4        4.1           55.5        1.9
West South Central..................................        97.4        3.3           96.2        3.3
                                                        --------      -----       --------      -----
   Total principal balance..........................     2,972.7      100.0%       2,921.3      100.0%
                                                                      =====                     =====
   Unamortized balance of loan origination fees and
     costs..........................................         2.3                       1.1
   Allowance for losses.............................        (6.9)                     (5.3)
                                                        --------                  --------
   Total............................................    $2,968.1                  $2,917.1
                                                        ========                  ========

   For the years ended December 31, 2007 and 2006, we originated $66.4 million and $120.4 million, respectively, of mortgages secured by real estate in California, which represents 9.6% and 18.6%, respectively, of our total originations for those years.

   "Impaired" loans are defined by U.S. GAAP as loans for which it is probable that the lender will be unable to collect all amounts due according to original contractual terms of the loan agreement.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   Under these principles, we have two types of "impaired" loans: loans requiring specific allowances for losses (none as of December 31, 2006) and loans expected to be fully recoverable because the carrying amount has been reduced previously through charge-offs or deferral of income recognition ($0.8 million as of December 31, 2006). There were no impaired loans for 2007. Non-income producing commercial mortgage loans were $0.0 million and $0.8 million as of December 31, 2007 and 2006, respectively.

   The following table presents the activity in the allowance for losses during the years ended December 31:

            (Amounts in millions)               2007   2006   2005
            ---------------------              -----  -----  -----
            Balance as of January 1........... $ 5.3  $11.0  $15.9
            Provision (release)...............   1.9   (5.7)  (2.3)
            Transfer of AML...................  (0.3)    --     --
            Amounts written off and reductions    --     --   (2.6)
                                               -----  -----  -----
            Balance as of December 31......... $ 6.9  $ 5.3  $11.0
                                               =====  =====  =====

   During 2006, we reduced our reserve for commercial loan losses from $11.0 million to $5.3 million reflecting continued strong credit performance in this portfolio. During 2005, we refined our process for estimating credit losses in our commercial mortgage loan portfolio. As a result of this adjustment, we released $2.3 million of commercial mortgage loan reserves to net investment income in the fourth quarter of 2005.

   (f) Other Invested Assets

   The following table sets forth the carrying values of our other invested assets as of the dates indicated:

                                                           December 31,
                                        --------------------------------------------------
                                                  2007                      2006
                                        ------------------------  ------------------------
(Amounts in millions)                   Carrying value % of total Carrying value % of total
---------------------                   -------------- ---------- -------------- ----------
Restricted other invested assets.......    $  399.8       27.8%       $429.8        58.1%
Investment in unconsolidated subsidiary       346.5       24.1            --          --
Limited partnerships...................       262.3       18.2         103.0        13.9
Derivatives............................       213.3       14.9          45.3         6.1
Securities lending collateral..........       152.4       10.6          84.9        11.5
Trading securities.....................        62.3        4.3          62.3         8.4
Short-term investments.................          --         --          12.0         1.6
Other investments......................         0.9        0.1           2.9         0.4
                                           --------      -----        ------       -----
   Total other invested assets.........    $1,437.5      100.0%       $740.2       100.0%
                                           ========      =====        ======       =====

   Restricted other invested assets

   On August 19, 2005, we transferred approximately $499.0 million of investment securities to an affiliated special purpose entity ("SPE") whose sole purpose is to securitize these investment securities and issue secured notes (the "Secured Notes") to various affiliated companies. The securitized investments are owned in their entirety by the SPE and are not available to satisfy the claims of our creditors. However, we are entitled to principal and interest payments made on the Secured Notes we hold. Under U.S. GAAP, the transaction is accounted for as a secured borrowing. Accordingly, the Secured Notes are included within our consolidated

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005

financial statements as available-for-sale fixed maturity securities and the liability equal to the proceeds received upon transfer has been included in other liabilities. Additionally, the investment securities transferred are included in other invested assets and are shown as restricted assets.

   As of December 31, 2007, the amortized cost or cost, gross unrealized gains (losses) and estimated fair value of our restricted other invested assets were as follows:

                                           Amortized   Gross      Gross
                                             cost    unrealized unrealized Estimated
(Amounts in millions)                       or cost    gains      losses   fair value
---------------------                      --------- ---------- ---------- ----------
Fixed maturity securities:
Foreign other.............................  $377.0      $0.7      $(16.1)    $361.6
U.S. corporate............................    38.1       0.4        (0.3)      38.2
                                            ------      ----      ------     ------
   Total restricted other invested assets.  $415.1      $1.1      $(16.4)    $399.8
                                            ======      ====      ======     ======

   As of December 31, 2006, the amortized cost or cost, gross unrealized gains (losses) and estimated fair value of our restricted other invested assets were as follows:

                                           Amortized   Gross      Gross
                                             cost    unrealized unrealized Estimated
(Amounts in millions)                       or cost    gains      losses   fair value
---------------------                      --------- ---------- ---------- ----------
Fixed maturity securities:
Foreign other.............................  $395.5      $1.8      $(8.5)     $388.8
U.S. corporate............................    41.1       0.4       (0.5)       41.0
                                            ------      ----      -----      ------
   Total restricted other invested assets.  $436.6      $2.2      $(9.0)     $429.8
                                            ======      ====      =====      ======

   The scheduled maturity distribution of the restricted other invested assets as of December 31, 2007 follows. Expected maturities may differ from scheduled contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   Amortized
                                                     cost    Estimated
        (Amounts in millions)                       or cost  fair value
        ---------------------                      --------- ----------
        Due in one year or less...................  $ 10.0     $ 10.0
        Due after one year through five years.....   163.6      158.8
        Due after five years through ten years....   194.9      186.4
        Due after ten years.......................    46.6       44.6
                                                    ------     ------
           Total restricted other invested assets.  $415.1     $399.8
                                                    ======     ======

   As of December 31, 2007, $71.4 million of our restricted other invested assets were subject to certain call provisions.

   As of December 31, 2007, we did not hold any restricted other invested assets which individually exceeded 10% of stockholders' equity.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


(4) Derivative Instruments

   Our business activities routinely deal with fluctuations in interest rates and other asset prices. We use derivative financial instruments to mitigate or eliminate certain of these risks. We follow strict policies for managing each of these risks, including prohibition on derivatives market-making, speculative derivatives trading or other speculative derivatives activities. These policies require the use of derivative instruments in concert with other techniques to reduce or eliminate these risks.

   Certain derivative instruments are designated as cash flow hedges under SFAS No. 133. In accordance with SFAS No. 133, the changes in fair value of these instruments are recorded as a component of other comprehensive income. The following table provides a reconciliation of current period changes, net of applicable income taxes, for these designated derivatives presented in the separate component of stockholders' equity labeled "derivatives qualifying as hedges," for the years ended December 31:

(Amounts in millions)                                                            2007   2006   2005
---------------------                                                           -----  -----  -----
Derivatives qualifying as effective accounting hedges as of January 1.......... $ 0.3  $ 0.9  $ 2.9
Current period decreases in fair value, net of deferred taxes of $0.0, $0.0 and
  $0.4.........................................................................   4.7     --    0.7
Reclassification to net income, net of deferred taxes of $0.0, $0.3 and
  $1.5.........................................................................  (0.1)  (0.6)  (2.7)
                                                                                -----  -----  -----
Derivatives qualifying as effective accounting hedges as of December 31........ $ 4.9  $ 0.3  $ 0.9
                                                                                =====  =====  =====

   The $4.9 million, net of taxes, recorded in stockholders' equity as of December 31, 2007 is expected to be reclassified to future income, concurrently with, and primarily offsetting changes in interest expense and interest income on floating-rate instruments and interest income on future fixed-rate bond purchases. Of this amount, $0.1 million, net of income taxes, is expected to be reclassified to income in the year ending December 31, 2008. Actual amounts may vary from this amount as a result of market conditions. No amounts were reclassified to income during the years ended December 31, 2007, 2006 or 2005 in connection with forecasted transactions that were no longer considered probable of occurring.

   Positions in derivative instruments

   The fair value of derivative instruments is based upon either market quotations or pricing valuation models which utilize independent third-party data as input. The following table sets forth our positions in derivative instruments and the estimated fair values as of the dates indicated:

                                            December 31,
                       -------------------------------------------------------
                                  2007                        2006
           -           --------------------------- ---------------------------
                       Notional                    Notional
 (Amounts in millions)  value   Assets Liabilities  value   Assets Liabilities
 --------------------- -------- ------ ----------- -------- ------ -----------
 Interest rate swaps.. $2,513.7 $ 73.8    $24.4    $1,303.1 $13.8     $6.4
 Equity index options.    877.6  115.6       --       271.9  16.4       --
 Limited guarantee....    250.0   23.9       --       250.0  15.1       --
 Financial futures....     12.5     --       --        18.5    --       --
                       -------- ------    -----    -------- -----     ----
    Total derivatives. $3,653.8 $213.3    $24.4    $1,843.5 $45.3     $6.4
                       ======== ======    =====    ======== =====     ====

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   The fair value of derivatives in a gain position was recorded in other invested assets and the fair value of derivatives in a loss position was recorded in other liabilities. As of December 31, 2007 and 2006, the fair value of derivatives includes $150.9 million and $35.7 million, respectively, recorded in other invested assets and $14.5 million and $4.2 million, respectively, recorded in other liabilities related to derivatives that do not qualify for hedge accounting.

   Genworth provided a limited parental guarantee to Rivermont I which is accounted for as a derivative under SFAS No. 133 and carried at fair value. This derivative does not qualify for hedge accounting and therefore changes in fair value are reported in net investment gains (losses) in the consolidated statements of income. As of December 31, 2007 and 2006, the fair value of this derivative was $23.9 million and $15.1 million, respectively, and was recorded in other invested assets.

   Income effects of derivatives

   In the context of hedging relationships, "effectiveness" refers to the degree to which fair value changes in the hedging instrument offset corresponding fair value changes in the hedged item attributable to the risk being hedged. Certain elements of hedge positions cannot qualify for hedge accounting whether effective or not, and must therefore be marked to market through income. Time value of purchased options is the most common example of such elements in instruments we use. The ineffectiveness reported in the fair value of hedge positions for the twelve months ended December 31, 2007, 2006 and 2005 was not material. There were no amounts excluded from the measure of effectiveness in the twelve months ended December 31, 2007, 2006 and 2005 related to the hedge of future cash flows.

   We hold certain derivative instruments that do not qualify for hedge accounting. The changes in fair value of these instruments are recognized currently in income. For the years ended December 31, 2007, 2006 and 2005, the effect on pre-tax income (loss) was $30.2 million, $(2.3) million and $3.3 million, respectively.

   Derivative counterparty credit risk

   We manage derivative counterparty credit risk on an individual counterparty basis, which means that gains and losses are netted for each counterparty to determine the amount at risk. When a counterparty exceeds credit exposure limits in terms of amounts owed to us, typically as the result of changes in market conditions, no additional transactions are executed until the exposure with that counterparty is reduced to an amount that is within the established limit. The swaps that are executed under master swap agreements contain mutual credit downgrade provisions that provide the ability to require assignment or replacement in the event either party's unsecured debt rating is downgraded below Moody's "Baa" or S&P's "BBB." If the downgrade provisions had been triggered as of December 31, 2007, we could have been required to disburse up to $4.2 million and claim up to $193.1 million from counterparties. This represents the net fair value of losses and gains by counterparty. As of December 31, 2007 and 2006, net fair value gains for each counterparty were $193.1 million and $26.2 million, respectively. As of December 31, 2007 and 2006, net fair value losses for each counterparty were $4.2 million and $2.4 million, respectively.

   Swaps and purchased options with contractual maturities longer than one year are conducted within our credit policy constraints. Our policy permits us to enter into derivative transactions with counterparties rated "A2" by Moody's and "A" by S&P if the agreements governing such transactions require us and the counterparties to provide collateral in certain circumstances.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


(5) Deferred Acquisition Costs

   Activity impacting deferred acquisition costs for the years ended
December 31:

(Amounts in millions)                                         2007      2006      2005
---------------------                                       --------  --------  --------
Unamortized balance as of January 1........................ $2,668.1  $2,162.4  $1,833.8
   Costs deferred..........................................    488.3     489.1     381.9
   Amortization, net of interest accretion.................    (97.8)    (49.6)    (53.3)
   Transfer of AML.........................................   (103.1)       --        --
   Adjustments.............................................       --      66.2        --
                                                            --------  --------  --------
Unamortized balance as of December 31......................  2,955.5   2,668.1   2,162.4
   Accumulated effect of net unrealized investment (gains)
     losses................................................      6.7      (8.1)    (12.8)
                                                            --------  --------  --------
Balance as of December 31.................................. $2,962.2  $2,660.0  $2,149.6
                                                            ========  ========  ========

   The adjustments were the result of a reclassification from future policy benefits.

(6) Intangible Assets and Goodwill

   The following table presents our intangible assets as of December 31:

                                                      2007                  2006
                                              --------------------  --------------------
                                               Gross                 Gross
                                              carrying Accumulated  carrying Accumulated
(Amounts in millions)                          amount  amortization  amount  amortization
---------------------                         -------- ------------ -------- ------------
Present value of future profits..............  $702.5    $(258.9)    $700.7    $(210.2)
Capitalized software.........................   113.7      (79.0)      94.7      (74.2)
Deferred sales inducements to contractholders    27.6       (3.6)      11.5       (1.8)
Other........................................     2.5       (2.5)       2.5       (2.5)
                                               ------    -------     ------    -------
   Total.....................................  $846.3    $(344.0)    $809.4    $(288.7)
                                               ======    =======     ======    =======

   Amortization expense related to intangible assets for the years ended December 31, 2007, 2006 and 2005 was $53.6 million, $62.4 million and $66.6 million, respectively. Amortization expense related to deferred sales inducements of $1.8 million, $1.0 million and $0.6 million for the years ended December 31, 2007, 2006 and 2005, respectively, was included in benefits and other changes in policy reserves.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   (a) Present Value of Future Profits

      The following table presents the activity in PVFP for the years ended December 31:

(Amounts in millions)                                               2007    2006    2005
---------------------                                              ------  ------  ------
Unamortized balance as of January 1............................... $512.6  $568.4  $623.6
   Interest accreted at 5.6%, 5.8% and 5.8%, respectively.........   26.5    31.2    34.7
   Transfer of AML................................................  (25.5)     --      --
   Amount transferred due to a reinsurance transaction............   (0.4)     --      --
   Amortization...................................................  (75.2)  (87.0)  (89.9)
                                                                   ------  ------  ------
Unamortized balance as of December 31.............................  438.0   512.6   568.4
   Accumulated effect of net unrealized investment (gains) losses.    5.6   (22.1)  (42.9)
                                                                   ------  ------  ------
Balance as of December 31......................................... $443.6  $490.5  $525.5
                                                                   ======  ======  ======

   The percentage of the December 31, 2007 PVFP balance net of interest accretion, before the effect of unrealized investment gains or losses, estimated to be amortized over each of the next five years is as follows:

                                   2008 7.2%
                                   2009 7.3%
                                   2010 7.6%
                                   2011 7.1%
                                   2012 6.5%

   Amortization expense for PVFP in future periods will be affected by acquisitions, dispositions, net investment gains (losses) or other factors affecting the ultimate amount of gross profits realized from certain lines of business. Similarly, future amortization expense for other intangibles will depend on future acquisitions, dispositions and other business transactions.

   (b) Goodwill

   Our goodwill balance for the Protection segment was $450.9 million and $471.2 million as of December 31, 2007 and 2006, respectively. The change of $20.3 million was a result of the transfer of AML in 2007. In 2005, we recognized an impairment of $57.5 million to amortization expense in our Protection segment. In 2005, we also recorded a $7.7 million pre-acquisition tax contingency release. The fair value of that reporting unit was estimated using the expected present value of future cash flows. We do not have any remaining goodwill balance in our Retirement Income and Institutional segment as of December 31, 2007 and 2006.

(7) Reinsurance

   We reinsure a portion of our policy risks to other insurance companies in order to reduce our ultimate losses and to diversify our exposures. We also assume certain policy risks written by other insurance companies. Reinsurance accounting is followed for assumed and ceded transactions when there is adequate risk transfer. Otherwise, the deposit method of accounting is followed.

   Reinsurance does not relieve us from our obligations to policyholders. In the event that the reinsurers are unable to meet their obligations, we remain liable for the reinsured claims. We monitor both the financial condition of individual reinsurers and risk concentrations arising from similar geographic regions, activities and

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005

economic characteristics of reinsurers to lessen the risk of default by such reinsurers. Other than the relationship discussed below with Union Fidelity Life Insurance Company ("UFLIC"), we do not have significant concentrations of reinsurance with any one reinsurer that could have a material impact on our financial position.

   As of December 31, 2007, the maximum amount of individual ordinary life insurance normally retained by us on any one individual life policy is $5.0 million. On January 1, 2007, we increased the maximum amount of individual ordinary life insurance normally retained by us on any one individual life policy from $1.0 million to $5.0 million. The retention limit for issue ages over 75 is $0.1 million; however, we increased the maximum amount to $0.5 million beginning January 1, 2007.

   On April 15, 2004, we entered into reinsurance transactions in which we ceded to UFLIC substantially all of our in-force blocks of variable annuities and structured settlements, excluding the RetireReady/SM/ Retirement Answer Variable Annuity product for contracts in-force prior to January 1, 2004. UFLIC also assumed any benefit or expense resulting from third-party reinsurance that we had on this block of business. We had $5.8 billion and $6.5 billion in retained assets that were attributable to the separate account portion of the variable annuity business and will make any payments with respect to that separate account portion directly from these assets as of December 31, 2007 and 2006, respectively. The reinsurance transactions with UFLIC were reported on our tax returns at fair value as determined for tax purposes, giving rise to a net reduction in current and deferred income tax liabilities and resulting in a net tax benefit. Under these reinsurance agreements, we continue to perform various management, administration and support services and receive an expense allowance from UFLIC to reimburse us for costs we incur to service the reinsured blocks. Actual costs and expense allowance amounts are determined by expense studies conducted periodically.

   Although we are not relieved of our primary obligations to the contractholders, the reinsurance transactions with UFLIC transfer the future financial results of the reinsured blocks to UFLIC. To secure the payment of its obligations to us under these reinsurance agreements, UFLIC has established trust accounts to maintain an aggregate amount of assets with a statutory book value at least equal to the statutory general account reserves attributable to the reinsured business less an amount required to be held in certain claims paying accounts. A trustee administers the trust accounts and we are permitted to withdraw from the trust accounts amounts due to us pursuant to the terms of the reinsurance agreements that are not otherwise paid by UFLIC. In addition, pursuant to a Capital Maintenance Agreement, General Electric Capital Corporation ("GE Capital"), an indirect subsidiary of GE, agreed to maintain sufficient capital in UFLIC to maintain UFLIC's risk-based capital at not less than 150% of its company action level, as defined from time to time by the National Association of Insurance Commissioners ("NAIC").

   We also use reinsurance for guaranteed minimum death benefit ("GMDB") options on most of our variable annuity products. We monitor both the financial condition of individual reinsurers and risk concentrations arising from similar geographic regions, activities and economic characteristics of reinsurers to lessen the risk of default by such reinsurers. Other than with UFLIC, as of December 31, 2007, we had no significant concentrations of variable annuity net at risk reinsurance with any one reinsurer that could have a material impact on our results of operations. As of December 31, 2007, 25% of our reinsured life insurance net at risk exposure was ceded to one company.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


      The following table sets forth net life insurance in-force as of December 31:

  (Amounts in millions)                    2007         2006         2005
  ---------------------                -----------  -----------  -----------
  Direct life insurance in-force...... $ 563,131.3  $ 580,923.9  $ 544,147.9
  Amounts assumed from other companies    80,205.1     51,281.5     35,334.0
  Amounts ceded to other companies....  (226,524.7)  (237,098.8)  (239,598.8)
                                       -----------  -----------  -----------
  Net life insurance in-force......... $ 416,811.7  $ 395,106.6  $ 339,883.1
                                       ===========  ===========  ===========
  Percentage of amount assumed to net.        19.2%        13.0%        10.4%
                                       ===========  ===========  ===========

   The following table sets forth the effects of reinsurance on premiums written and earned for the years ended December 31:

                                               Written                       Earned
                 -                  ----------------------------  ----------------------------
(Amounts in millions)                 2007      2006      2005      2007      2006      2005
---------------------               --------  --------  --------  --------  --------  --------
Direct............................. $1,267.1  $1,393.7  $1,404.4  $1,269.9  $1,394.7  $1,405.3
Assumed............................    148.5     101.3      71.7      58.8     101.3      86.9
Ceded..............................   (375.2)   (398.0)   (393.8)   (265.5)   (363.7)   (379.8)
                                    --------  --------  --------  --------  --------  --------
Net premiums....................... $1,040.4  $1,097.0  $1,082.3  $1,063.2  $1,132.3  $1,112.4
                                    ========  ========  ========  ========  ========  ========
Percentage of amount assumed to net                                    5.5%      8.9%      7.8%
                                                                  ========  ========  ========

   Reinsurance recoveries recognized as a reduction of benefits and other changes in policy reserves amounted to $1,098.5 million, $1,413.5 million and $1,048.2 million during 2007, 2006 and 2005, respectively.

(8) Insurance Reserves

   Future Policy Benefits

   The following table sets forth our recorded liabilities and the major assumptions underlying our future policy benefits as of December 31:

                                                Mortality/
                                                morbidity  Interest rate
(Amounts in millions)                           assumption  assumption     2007     2006
---------------------                           ---------- ------------- -------- ---------
Structured settlements with life contingencies.     (a)     4.0% - 8.5%  $5,516.9 $ 5,757.8
Annuity contracts with life contingencies......     (a)     4.0% - 8.5%   2,031.3   2,149.3
Supplementary contracts with life contingencies     (a)     4.0% - 8.5%      55.1      53.2
Traditional life insurance contracts...........     (b)     2.5% - 6.0%   2,119.1   1,983.3
Accident and health insurance contracts........     (c)     4.5% - 7.0%      87.0      90.0
                                                                         -------- ---------
   Total future policy benefits................                          $9,809.4 $10,033.6
                                                                         ======== =========

--------
(a)Assumptions for limited-payment contracts come from either the United States Population Table, 1971 Individual Annuitant Mortality Table, 1983 Group Annuitant Mortality Table or 1983 Individual Annuity Mortality Table and Company experience.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005

(b)Principally modifications of the 1965-70 or 1975-80 Select and Ultimate Tables, the 1980 Commissioner's Standard Ordinary Table, the 1980 Commissioner's Extended Term Table, 2001 CSO table and Company experience.
(c)The 1958 Commissioner's Standard Ordinary Table, 1964 modified and 1987 Commissioner's Disability Tables and Company experience.

   Assumptions as to persistency are based on company experience.

   Policyholder Account Balances

   The following table sets forth our recorded liabilities for policyholder account balances as of December 31:

     (Amounts in millions)                                2007      2006
     ---------------------                              --------- ---------
     Annuity contracts................................. $ 2,855.8 $ 3,438.2
     FABNs, funding agreements and GICs................   4,619.8   4,250.6
     Structured settlements without life contingencies.   1,503.6   1,694.4
     Supplementary contracts without life contingencies     325.6     340.6
     Variable universal life insurance contracts.......      24.1      23.7
                                                        --------- ---------
        Total investment contracts.....................   9,328.9   9,747.5
     Universal life insurance contracts................   4,633.4   4,692.3
                                                        --------- ---------
        Total policyholder account balances............ $13,962.3 $14,439.8
                                                        ========= =========

   Certain Nontraditional Long-duration Contracts

   Our variable annuity contracts provide a basic GMDB which provides a minimum account value to be paid upon the annuitant's death. Some variable annuity contracts may permit contractholders to have the option to purchase through riders, at an additional charge, enhanced death benefits. Our separate account guarantees are primarily death benefits; we also have some guaranteed minimum withdrawal benefits.

   As of December 31, 2007 and 2006, the total account value, net of reinsurance, of our variable annuities with death benefits, including both separate account and fixed account assets, was approximately $6,251.6 million and $3,867.4 million, respectively, with related GMDB exposure (or net amount at risk) of approximately $34.9 million and $15.5 million, respectively.

   The GMDB liability for our variable annuity contracts with death benefits, net of reinsurance, was $7.5 million and $6.5 million as of December 31, 2007 and 2006, respectively.

   The assets supporting the separate accounts of the variable contracts are primarily mutual fund equity securities and are reflected in our consolidated balance sheets at fair value and reported as summary total separate account assets with an equivalent summary total reported for liabilities. Amounts assessed against the contactholders for mortality, administrative and other services are included in revenues. Changes in liabilities for minimum guarantees are included in benefits and other changes in policy reserves.

   Separate account net investment income, net investment gains and losses, and the related liability changes are offset within the same line item in the consolidated statements of income. There were no gains or losses on transfers of assets from the general account to the separate account.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


(9) Liability for Policy and Contract Claims

   The following table sets forth changes in the liability for policy and contract claims for the years ended December 31:

       (Amounts in millions)                    2007     2006     2005
       ---------------------                  -------  -------  -------
       Balance as of January 1............... $ 279.3  $ 322.1  $ 393.1
       Less reinsurance recoverables.........  (119.4)  (152.0)  (173.7)
                                              -------  -------  -------
          Net balance as of January 1........   159.9    170.1    219.4
                                              -------  -------  -------
       Amounts related to transfer of AML....    (3.2)      --       --

       Incurred related to insured events of:
          Current year.......................   826.0    487.1    447.3
          Prior years........................    17.2     (1.6)     3.8
                                              -------  -------  -------
              Total incurred.................   843.2    485.5    451.1
                                              -------  -------  -------
       Paid related to insured events of:
          Current year.......................  (689.1)  (397.0)  (364.5)
          Prior years........................  (161.3)   (98.7)  (135.9)
                                              -------  -------  -------
              Total paid.....................  (850.4)  (495.7)  (500.4)
                                              -------  -------  -------
          Net balance as of December 31......   149.5    159.9    170.1
                                              -------  -------  -------
       Add reinsurance recoverables..........   113.6    119.4    152.0
                                              -------  -------  -------
       Balance as of December 31............. $ 263.1  $ 279.3  $ 322.1
                                              =======  =======  =======

   The change in prior years' incurred liabilities primarily relates to favorable and unfavorable developments in claims incurred but not reported for our accident and health insurance business. In general, our insurance contracts are not subject to premiums experience adjustments as a result of prior year effects.

(10) Employee Benefit Plans

   We previously sponsored a defined benefit pension plan (the "Plan") subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"). The Plan's benefits were frozen as of September 27, 2005. There were no new participants since January 1, 1998. The Plan provides defined benefits based on years of service and final average compensation. We used a December 31 measurement date for the Plan. As of December 31, 2005, we recognized a net pension accrued liability of $6.6 million. For the year ended December 31, 2005, we recognized net periodic benefit costs of $2.0 million. As of November 1, 2006, the sponsorship of the Plan was transferred to GNA, our indirect parent. Costs associated with the Plan will continue to be allocated based on the existing affiliate cost-sharing agreements.

(11) Non-recourse Funding Obligations

   We have issued non-recourse funding obligations in connection with our capital management strategy related to our term and universal life insurance products.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   The following table sets forth the non-recourse funding obligations (surplus notes) of the River Lake and Rivermont Life Insurance Companies, wholly-owned, special purpose consolidated captive insurance subsidiaries as of December 31:

                 (Amounts in millions)
                 ---------------------
                 Issuance                       2007     2006
                 --------                     -------- --------
                 River Lake I (a), due 2033.. $  600.0 $  600.0
                 River Lake I (b), due 2033..    500.0    500.0
                 River Lake II (a), due 2035.    300.0    300.0
                 River Lake II (b), due 2035.    550.0    300.0
                 River Lake III (a), due 2036    500.0    500.0
                 River Lake III (b), due 2036    250.0    250.0
                 River Lake IV (b), due 2028.    540.0       --
                 Rivermont I (a), due 2050...    315.0    315.0
                                              -------- --------
                    Total.................... $3,555.0 $2,765.0
                                              ======== ========

--------
(a)Accrual of interest based on one-month LIBOR plus or minus a margin that resets every 28 days.
(b)Accrual of interest based on one-month LIBOR plus a contractual margin.

   The floating rate notes have been deposited into a series of trusts that have issued money market or term securities. Both principal and interest payments on the money market and term securities are guaranteed by a third-party insurance company. The holders of the money market or term securities cannot require repayment from us or any of our subsidiaries, other than the River Lake and Rivermont Insurance Companies, as applicable, the direct issuers of the notes. Genworth has provided a limited guarantee to Rivermont I, where under adverse interest rate, mortality or lapse scenarios (or combination thereof), which we consider remote, Genworth may be required to provide additional funds to Rivermont I. We have agreed to indemnify the issuers and the third-party insurer for certain limited costs related to the issuance of these obligations.

   Any payment of principal, including by redemption, or interest on the notes may only be made with the prior approval of the Director of Insurance of the State of South Carolina in accordance with the terms of its licensing orders and in accordance with applicable law, except for non-recourse funding obligations issued by River Lake IV, a Bermuda domiciled insurance company. River Lake IV may repay principal up to 15% of its capital without prior approval. The holders of the notes have no rights to accelerate payment of principal of the notes under any circumstances, including without limitation, for nonpayment or breach of any covenant. Each issuer reserves the right to repay the notes that it has issued at any time, subject to prior regulatory approval.

   In August 2007, approximately $1.7 billion of our non-recourse funding obligations reset to the then current maximum contractual rate. During 2007, $100.0 million of our non-recourse funding obligations were purchased by an affiliate. In addition, in December 2007, the maximum rate on $0.5 billion of the $1.7 billion of non-recourse funding obligations was contractually reset to a higher rate due to the third-party financial guaranty insurance company that guaranteed these obligations being placed on a credit watch list. In January 2008, the maximum rate on the remaining $1.2 billion of non-recourse funding obligations was contractually reset to a higher rate due to the third-party financial guaranty insurance company that guaranteed these obligations being placed on a credit watch list.

   The weighted average interest rate on the non-recourse funding obligations as of December 31, 2007 and 2006 was 5.8% and 5.4%, respectively.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


(12) Income Taxes

   The total provision for income taxes for the years ended December 31 was as follows:

         (Amounts in millions)                  2007    2006     2005
         ---------------------                -------  ------  -------
         Current federal income tax.......... $(107.6) $(55.1) $(229.3)
         Deferred federal income tax.........   213.2   233.0    368.5
                                              -------  ------  -------
            Total federal income tax.........   105.6   177.9    139.2
                                              -------  ------  -------
         Current state income tax............    (6.8)    7.5    (16.3)
         Deferred state income tax...........     2.5     3.0     25.0
                                              -------  ------  -------
            Total state income tax...........    (4.3)   10.5      8.7
                                              -------  ------  -------
            Total provision for income taxes. $ 101.3  $188.4  $ 147.9
                                              =======  ======  =======

   Our current income tax receivable was $112.4 million and $144.7 million as of December 31, 2007 and 2006, respectively, and was included in other assets in the consolidated balance sheets. In 2007, we recorded $9.1 million in retained earnings as a deemed dividend related to the assumption of a liability for tax contingency reserves by our indirect parent, GNA. The dividend was offset by an increase in tax expense resulting in no net impact to total stockholders' equity. Additionally, in 2007 we recorded $52.7 million in retained earnings related to deferred taxes on prior year ceding commissions. We recorded $3.5 million and $(5.0) million, respectively, in additional paid-in capital as a deemed capital contribution related to the assumption of a liability for tax contingency reserves by our indirect parent, GNA, in 2006 and 2005. The contribution was offset by an increase in tax expense resulting in no net impact to total stockholders' equity.

   The reconciliation of the federal statutory tax rate to the effective income tax rate for the years ended December 31 was as follows:

                                                           2007  2006  2005
                                                           ----  ----  ----
    Statutory U.S. federal income tax rate................ 35.0% 35.0% 35.0%
    Increase (reduction) in rate resulting from:
       State income tax, net of federal income tax effect. (0.3)  1.2   1.4
       Non-deductible goodwill impairment.................   --    --   4.8
       Benefit of tax favored investments................. (8.8) (1.5) (2.3)
       Tax contingencies.................................. (1.0) (0.6) (1.2)
       Other, net.........................................  0.1   0.3  (2.4)
                                                           ----  ----  ----
    Effective rate........................................ 25.0% 34.4% 35.3%
                                                           ====  ====  ====

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   The components of the net deferred income tax liability as of December 31 were as follows:

      (Amounts in millions)                                2007     2006
      ---------------------                              -------- --------
      Assets:
         Investments.................................... $   32.6 $   26.3
         Net unrealized losses on investment securities.    179.9       --
         Accrued expenses...............................      1.9     24.5
         Net operating loss carryforwards...............    248.5    221.5
         Other..........................................       --     57.2
                                                         -------- --------
             Total deferred income tax assets...........    462.9    329.5
                                                         -------- --------
      Liabilities:
         Insurance reserves.............................    557.4    459.2
         Net unrealized gains on investment securities..       --     11.5
         Net unrealized gains on derivatives............      0.1      0.2
         Present value of future profits................    141.0    159.4
         Deferred acquisition costs.....................    804.4    698.0
         Other..........................................     37.9      5.7
                                                         -------- --------
             Total deferred income tax liabilities......  1,540.8  1,334.0
                                                         -------- --------
             Net deferred income tax liability.......... $1,077.9 $1,004.5
                                                         ======== ========

   Based on our analysis, we believe it is more likely than not that the results of future operations and the implementations of tax planning strategies will generate sufficient taxable income to enable us to realize the remaining deferred tax assets. Accordingly, no valuation allowance for deferred tax assets is deemed necessary.

   Net operating loss ("NOL") carryforwards amounted to $709.9 million as of December 31, 2007, and if unused, will expire beginning in 2022. Excluding the effects of FIN No. 48, the NOL carryforwards would begin to expire in 2021.

   A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

              (Amounts in millions)                        2007
              ---------------------                       ------
              Balance as of January 1.................... $ 74.3
              Tax positions related to the current period    0.5
              Tax positions related to the prior years:
                 Gross additions.........................    0.5
                 Gross reductions........................  (24.0)
              Settlements................................   (0.3)
              Lapses of statutes of limitations..........     --
                                                          ------
              Balance as of December 31.................. $ 51.0
                                                          ======

   The total amount of unrecognized tax benefits was $51.0 million as of December 31, 2007, of which $46.1 million, if recognized, would affect the effective rate on operations.

   We recognize accrued interest and penalties related to unrecognized tax benefits as components of income tax expense. During the years ended
December 31, 2007, 2006 and 2005 we accrued approximately $(3.4) million, $(1.4) million and $(15.4) million, respectively, of interest and penalties. We had approximately $1.9 million and $5.3 million, respectively, of interest and penalties accrued as of December 31, 2007 and 2006.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   We file U.S. federal income tax returns and various state income tax returns. With few exceptions, we are no longer subject to U.S. federal income tax examinations for years prior to 2000. Potential state and local examinations for those years are generally restricted to results that are based on closed U.S. federal examinations. The Internal Revenue Service is currently reviewing our U.S. income tax returns for the 2005 and 2006 tax years. Certain issues from the 2003 and 2004 audit cycle have been timely protested and will be subject to review by the Internal Revenue Service appeals division. For those companies that file consolidated returns with former parent General Electric Company in 2003 and 2004 before the IPO (which included the pre-IPO related transactions), the portion of the GE consolidated return allocated to such companies is still subject to IRS examination. Certain issues from the 2000 through 2002 audit cycle are agreed upon with the Internal Revenue Service appeals division and are in the process of being prepared for review by the Joint Committee of Taxation.

   We believe it is reasonably possible that in 2008, as a result of our open audits and appeals, up to approximately $2.4 million of unrecognized tax benefits related to certain life insurance deductions will be recognized.

(13) Supplemental Cash Flow Information

   Net cash received for taxes was $213.3 million, $107.3 million and $154.5 million for the years ended December 31, 2007, 2006 and 2005, respectively. Cash paid for interest related to our non-recourse funding obligations was $177.0 million, $116.6 million and $40.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

   For a discussion of dividends paid to stockholders, see note 18.

   The following table details these transactions as well as other non-cash items for the years ended December 31:

(Amounts in millions)                                                 2007 2006   2005
---------------------                                                 ---- ----- ------
Supplemental schedule of non-cash investing and financing activities:
   Change in collateral for securities lending transactions.......... $ -- $ 6.9 $ 27.5
   Dividends declared not yet paid...................................   --    --  440.3
   Tax contingencies and other tax related items.....................  9.1   4.3   (5.0)
                                                                      ---- ----- ------
   Total other non-cash transactions................................. $9.1 $11.2 $462.8
                                                                      ==== ===== ======

(14) Related Party Transactions

   We and other direct and indirect subsidiaries of Genworth are parties to an amended and restated services and shared expenses agreement under which each company agrees to provide and each company agrees to receive certain general services. These services include, but are not limited to, data processing, communications, marketing, public relations, advertising, investment management, human resources, accounting, actuarial, legal, administration of agent and agency matters, purchasing, underwriting and claims. Under the terms of the agreement, settlements are made quarterly.

   Under this agreement, amounts incurred for these items aggregated $326.0 million, $297.2 million and $278.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. We also charged affiliates for certain services and for the use of facilities and equipment, which aggregated $115.3 million, $175.3 million and $109.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   We paid GE Asset Management Incorporated ("GEAM"), an affiliate of GE, for investment services under an investment management agreement. We paid $1.1 million and $4.6 million in 2006 and 2005, respectively, to GEAM under this agreement. GEAM related party information is only presented for the first quarter of 2006 as GE and its affiliates ceased to be a related party as of that point in time. We also paid Genworth, our ultimate parent, for investment related services. We paid $15.7 million, $15.6 million and $13.1 million to Genworth in 2007, 2006 and 2005, respectively.

   We pay interest on outstanding amounts under a credit funding agreement with GNA, our indirect parent. Interest expense under this agreement was $0.5 million, $0.7 million and $0.5 million for the years ended December 31, 2007, 2006 and 2005, respectively. We pay interest at the cost of funds of GNA, which was 4.4%, 5.2% and 4.3%, as of December 31, 2007, 2006 and 2005, respectively. GNA owed us $0.5 million as of December 31, 2007 which was included in other assets in the consolidated balance sheets. As of December 31, 2006, we owed GNA $31.9 million which was included in other liabilities in the consolidated balance sheets.

(15) Commitments and Contingencies

   (a) Litigation

   We face the risk of litigation and regulatory investigations and actions in the ordinary course of operating our businesses, including class action lawsuits. Our pending legal and regulatory actions include proceedings specific to us and others generally applicable to business practices in the industries in which we operate. Plaintiffs in class action and other lawsuits against us may seek very large or indeterminate amounts which may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our financial condition and results of operations. Moreover, even if we ultimately prevail in the litigation, regulatory action or investigation, we could suffer significant reputational harm, which could have an adverse effect on our business, financial condition or results of operations. At this time, it is not feasible to predict, nor to determine the ultimate outcomes of all pending investigations and legal proceedings, nor to provide reasonable ranges of potential losses.

   (b) Commitments

   As of December 31, 2007, we were committed to fund $15.4 million in commercial mortgage loan investments and $150.3 million in limited partnership investments.

   On December 12, 2007, River Lake V delivered to GLAIC a $550.0 million Letter of Credit and Reimbursement Agreement (the "LOC Agreement") entered into and among River Lake V, as account party, Genworth, as guarantor, and a third-party bank that serves as the administrative agent. Genworth guarantees the complete and timely performance of all of River Lake V's obligations under the LOC Agreement, including River Lake V's obligation to reimburse the third-party bank for any draws by GLAIC on the LOC Agreement.

   (c) Guarantees

   We guaranteed the payment of certain structured settlement benefits sold by Assigned Settlement, Inc., our wholly-owned subsidiary, from March 2004 through December 2005 which were funded by products of our parent and one of our affiliates. The structured settlement reserves related to this guarantee were $275.2 million as of December 31, 2007.

(16) Fair Value of Financial Instruments

   Assets and liabilities that are reflected in the accompanying consolidated financial statements at fair value are not included in the following disclosure of fair value; such items include cash and cash equivalents,

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005

investment securities, separate accounts, securities lending collateral and derivative financial instruments. Other financial assets and liabilities--those not carried at fair value--are discussed below. Apart from certain marketable securities, few of the instruments discussed below are actively traded and their fair values must often be determined using models. The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the financial instrument.

   The basis on which we estimate fair value is as follows:

   Commercial mortgage loans. Based on recent transactions and/or discounted future cash flows, using current market rates at which similar loans would have been made to similar borrowers.

   Other financial instruments. Based on comparable market transactions, discounted future cash flows, quoted market prices and/or estimates using the most recent data available for the related instrument.

   Borrowings and related instruments. Based on market quotes or comparable market transactions.

   Investment contracts. Based on expected future cash flows, discounted at currently offered discount rates for immediate annuity contracts or cash surrender value for single premium deferred annuities.

   All other instruments. Based on comparable market transactions, discounted future cash flows, quoted market prices and/or estimates of the cost to terminate or otherwise settle obligations.

   The following represents the fair value of financial assets and liabilities as of December 31:

                                                    2007                         2006
                                        ---------------------------- ----------------------------
                                        Notional Carrying Estimated  Notional Carrying Estimated
(Amounts in millions)                    amount   amount  fair value  amount   amount  fair value
---------------------                   -------- -------- ---------- -------- -------- ----------
Assets:
   Commercial mortgage loans...........  $   (a) $2,968.1  $3,075.1   $  (a)  $2,917.1  $2,913.4
   Other financial instruments.........      (a)    109.8     134.1      (a)      49.8      64.7

Liabilities:
   Borrowings and related instruments:
       Borrowings......................      (a)       --        --      (a)      31.9      31.9
       Non-recourse funding
         obligations(b)................      (a)  3,555.0   3,516.8      (a)   2,765.0   2,765.0
   Investment contracts................      (a)  9,328.9   9,477.3      (a)   9,747.5   9,980.3

Other firm commitments:
   Ordinary course of business lending
     commitments.......................    15.4        --        --    23.4         --        --
   Commitments to fund limited
     partnerships......................   150.3        --        --    86.7         --        --

--------
(a)These financial instruments do not have notional amounts.
(b)See note 11.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


(17) Non-controlled Entities

   We have used third-party entities to facilitate asset securitizations. Disclosure requirements related to off-balance sheet arrangements encompass a broader array of arrangements than those at risk for consolidation. These arrangements include transactions with conduits that are sponsored by third parties.

   Total securitized assets were as follows as of December 31:

                   (Amounts in millions)         2007   2006
                   ---------------------        ------ ------
                   Assets secured by:
                   Commercial mortgage loans... $106.5 $126.8
                   Fixed maturity securities...   79.7   90.2
                   Other receivables...........   93.2  100.0
                                                ------ ------
                      Total securitized assets. $279.4 $317.0
                                                ====== ======

   Each of the categories of assets shown in the table above represents portfolios of assets that are highly rated. Examples of each category include: commercial mortgage loans--loans on diversified commercial property; fixed maturity securities--domestic and foreign, corporate and government securities; other receivables--primarily policy loans.

   We evaluated the economic, liquidity and credit risk related to the above QSPEs and believed that the likelihood is remote that any such arrangements could have had a significant adverse effect on our results of operations, liquidity, or financial position. Financial support for certain QSPEs was provided under credit support agreements in which Genworth provided limited recourse for a maximum of $119.0 million of credit losses. Assets with credit support were funded by demand notes that were further enhanced with support provided by a third-party. We recorded liabilities for such guarantees based on our best estimate of probable losses. To date, no SPE has incurred a loss.

   Sales of securitized assets to QSPEs resulted in a gain or loss amounting to the net of sales proceeds, the carrying amount of net assets sold, the fair value of servicing rights and retained interests and an allowance for losses. There were no off-balance sheet securitization transactions in 2007, 2006 and 2005.

   Amounts recognized in our consolidated financial statements related to such sales that were recorded in fixed maturity securities were as follows:

                                               December 31,
                                           ---------------------
                                              2007       2006
                                           ---------- ----------
                                                Fair       Fair
                (Amounts in millions)      Cost value Cost value
                ---------------------      ---- ----- ---- -----
                Retained interests--assets $7.5 $15.8 $9.7 $19.4
                Servicing assets..........   --    --   --    --
                Recourse liability........   --    --   --    --
                                           ---- ----- ---- -----
                Total..................... $7.5 $15.8 $9.7 $19.4
                                           ==== ===== ==== =====

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   Retained interests. In certain securitization transactions, we retained an interest in transferred assets. Those interests take various forms and may be subject to credit prepayment and interest rate risks. When we securitized receivables, we determined the fair value based on discounted cash flow models that incorporate, among other things, assumptions including credit losses, prepayment speeds and discount rates. These assumptions were based on our experience, market trends and anticipated performance related to the particular assets securitized. Subsequent to recording retained interests, we reviewed recorded values quarterly in the same manner and using current assumptions.

   Servicing assets. Following a securitization transaction, we retained the responsibility for servicing the receivables, and as such, were entitled to receive an ongoing fee based on the outstanding principal balances of the receivables. There were no servicing assets nor liabilities recorded as the benefits of servicing the assets are adequate to compensate an independent servicer for its servicing responsibilities.

   Recourse liability. As described previously, under credit support agreements, we provided recourse for credit losses in special purpose entities. We provided for expected credit losses under these agreements and such amounts approximated fair value.

(18) Restrictions on Dividends

   Insurance companies are restricted by state regulations departments as to the aggregate amount of dividends they may pay to their parent in any consecutive twelve-month period without regulatory approval. Generally, dividends may be paid out of earned surplus without approval with thirty days prior written notice within certain limits. The limits are generally based on the greater of 10% of the prior year surplus or prior year net gain from operations. Dividends in excess of the prescribed limits on our earned surplus require formal approval from the State Corporation Commission, Bureau of Insurance of the Commonwealth of Virginia. Based on statutory results as of December 31, 2007, we are able to distribute $496.9 million in dividends in 2008 without obtaining regulatory approval. Based on statutory results as of December 31, 2007, we estimate our insurance subsidiaries could pay dividends of approximately $4.7 million to us in 2008 without obtaining regulatory approval.

   There were no common stock dividends declared in 2007. In 2006, we declared and paid a common stock dividend of $450.0 million. In 2005, we declared and paid a common stock dividend of $556.3 million consisting of cash in the amount of $116.0 million and securities in the amount of $440.3 million.

   In addition to the common stock dividends, we declared and paid preferred stock dividends. Dividends on the Series A Preferred Stock were cumulative and payable semi-annually when, and if, declared by the Board of Directors at an annual rate of 8.0% of the par value. On December 29, 2006, we redeemed 10,000 shares of our 120,000 shares of Series A Preferred Stock, par value $1,000 per share. We paid an additional $0.1 million in accrued dividends on the redeemed shares. On January 22, 2007, the Board of Directors authorized the redemption of the remaining 110,000 outstanding shares of Series A Preferred Stock for par value of $110.0 million and $2.2 million in accrued dividends on the redeemed shares. On March 12, 2007, we redeemed the remaining outstanding preferred shares for par value of $110.0 million and paid $2.5 million in dividends on the redeemed preferred shares. On April 30, 2007, the issued shares of preferred stock were retired. For each of the years ended December 31, 2006 and 2005, we declared and paid preferred stock dividends of $9.6 million.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


(19) Supplemental Statutory Financial Data

   We file financial statements with state insurance regulatory authorities and the NAIC that are prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory accounting practices differ from U.S. GAAP in several respects, causing differences in reported net income and stockholders' equity. Permitted statutory accounting practices encompass all accounting practices not so prescribed but that have been specifically allowed by state insurance authorities. Our insurance subsidiaries have no permitted accounting practices, except for River Lake V, which was granted a permitted accounting practice from the State of Vermont to carry its reserves on a U.S. GAAP basis.

   The tables below include our combined statutory net income (losses) and statutory capital and surplus:

                                                                   Years ended December 31,
                                                                  -------------------------
(Amounts in millions)                                               2007     2006     2005
---------------------                                             -------  -------  -------
GLAIC and our life insurance subsidiaries, excluding captive life reinsurance subsidiaries....................................... $ 380.8  $ 538.0  $ 357.9
Captive life reinsurance subsidiaries combined statutory net loss  (413.3)  (894.7)  (333.1)
                                                                  -------  -------  -------
   Combined statutory net income (losses)........................ $ (32.5) $(356.7) $  24.8
                                                                  =======  =======  =======

                                                   As of December 31,
                                                   -----------------
            (Amounts in millions)                    2007      2006
            ---------------------                  --------  --------
            Combined statutory capital and surplus $1,528.6  $1,323.7

   Statutory net income (loss) from our captive life reinsurance subsidiaries relate to their assumption reinsurance of statutorily required term and universal life insurance reserves from our life insurance companies. These reserves are, in turn, funded through the issuance of surplus notes (non-recourse funding obligations) to third parties. Accordingly, the combined statutory net income and distributable income of GLAIC and our life insurance subsidiaries are not affected by the statutory net income (loss) of the captives, except to the extent dividends are received from captives. The combined statutory capital and surplus of GLAIC and our life insurance subsidiaries does not include the capital and surplus of our captive life reinsurance subsidiaries of $1,081.8 million and $1,175.2 million as of December 31, 2007 and 2006, respectively. Capital and surplus of our captive life reinsurance subsidiaries, excluding River Lake V, includes surplus notes (non-recourse funding obligations) as further described in note 11. As of December 31, 2007, River Lake V had not yet issued any surplus notes.

   The NAIC has adopted Risk Based Capital ("RBC") requirements to evaluate the adequacy of statutory capital and surplus in relation to risks associated with:
(i) asset risk; (ii) insurance risk; (iii) interest rate risk; and
(iv) business risk. The RBC formula is designated as an early warning tool for the states to identify possible under-capitalized companies for the purpose of initiating regulatory action. In the course of operations, management periodically monitors the RBC level of GLAIC and its subsidiaries. As of December 31, 2007 and 2006, GLAIC and its subsidiaries exceeded the minimum required RBC levels.

(20) Segment Information

   We conduct our operations in two business segments: (1) Protection, which includes term life insurance, universal life insurance and Medicare supplement insurance; and (2) Retirement Income and Institutional, which principally includes fixed and variable deferred and immediate individual annuities, group variable annuities

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005

offered through retirement plans, variable life insurance and institutional products. Institutional products include FABNs, funding agreements and GICs. We also have Corporate and Other activities which include income and expenses not allocated to the segments.

   In 2006, we began to allocate net investment gains (losses) from Corporate and Other to our Protection and Retirement Income and Institutional segments using an approach based principally upon the investment portfolios established to support each of those segments' products and targeted capital levels. Prior to 2006, all net investment gains (losses) were recorded in Corporate and Other and were not reflected in the results of any of our other segments.

   We use the same accounting policies and procedures to measure segment income and assets as we use to measure our consolidated net income and assets. Segment income represents the basis on which the performance of our business is assessed by management. Premiums and fees, other income, benefits, acquisition and operating expenses and policy-related amortization are attributed directly to each operating segment. Net investment income and invested assets are allocated based on the assets required to support the underlying liabilities and capital of the products included in each segment.

   See note 1 for further discussion of our principal product lines within the aforementioned segments.

   The following is a summary of our segments and Corporate and Other activities as of or for the year ended December 31, 2007:

                                                                       Retirement
                                                                       Income and   Corporate
(Amounts in millions)                                      Protection Institutional and Other Consolidated
---------------------                                      ---------- ------------- --------- ------------
Premiums.................................................. $   891.9    $   171.3   $     --   $ 1,063.2
Net investment income.....................................     609.3        570.6       10.0     1,189.9
Net investment gains (losses).............................     (26.6)       (74.3)       9.8       (91.1)
Policy fees and other income..............................     346.6        144.5        0.2       491.3
                                                           ---------    ---------   --------   ---------
   Total revenues.........................................   1,821.2        812.1       20.0     2,653.3
                                                           ---------    ---------   --------   ---------
Benefits and other changes in policy reserves.............     780.6        324.8         --     1,105.4
Interest credited.........................................     217.4        323.9         --       541.3
Acquisition and operating expenses, net of deferrals......     145.6         79.5       19.1       244.2
Amortization of deferred acquisition costs and intangibles     106.8         44.6         --       151.4
Interest expense..........................................     204.6           --        0.5       205.1
                                                           ---------    ---------   --------   ---------
   Total benefits and expenses............................   1,455.0        772.8       19.6     2,247.4
                                                           ---------    ---------   --------   ---------
Income before income taxes and equity in net income of
  unconsolidated subsidiary...............................     366.2         39.3        0.4       405.9
Provision for income taxes................................     125.8        (25.2)       0.7       101.3
                                                           ---------    ---------   --------   ---------
Income before equity in net income of unconsolidated
  subsidiary..............................................     240.4         64.5       (0.3)      304.6
Equity in net income of unconsolidated subsidiary.........        --           --       19.1        19.1
                                                           ---------    ---------   --------   ---------
Net income................................................ $   240.4    $    64.5   $   18.8   $   323.7
                                                           =========    =========   ========   =========

Total assets.............................................. $14,880.0    $29,456.7   $1,640.4   $45,977.1
                                                           =========    =========   ========   =========

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


   The following is a summary of our segments and Corporate and Other activities as of or for the year ended December 31, 2006:

                                                                       Retirement
                                                                       Income and   Corporate
(Amounts in millions)                                      Protection Institutional and Other Consolidated
---------------------                                      ---------- ------------- --------- ------------
Premiums.................................................. $   875.4    $   256.9   $     --   $ 1,132.3
Net investment income.....................................     537.8        521.0       58.1     1,116.9
Net investment gains (losses).............................      (2.8)        (7.5)      13.4         3.1
Policy fees and other income..............................     291.3         91.5         --       382.8
                                                           ---------    ---------   --------   ---------
   Total revenues.........................................   1,701.7        861.9       71.5     2,635.1
                                                           ---------    ---------   --------   ---------
Benefits and other changes in policy reserves.............     683.8        418.1         --     1,101.9
Interest credited.........................................     220.4        276.3         --       496.7
Acquisition and operating expenses, net of deferrals......     151.7         66.8       24.0       242.5
Amortization of deferred acquisition costs and intangibles      80.7         31.3         --       112.0
Interest expense..........................................     132.8           --        1.2       134.0
                                                           ---------    ---------   --------   ---------
   Total benefits and expenses............................   1,269.4        792.5       25.2     2,087.1
                                                           ---------    ---------   --------   ---------
Income before income taxes................................     432.3         69.4       46.3       548.0
Provision for income taxes................................     153.2          6.9       28.3       188.4
                                                           ---------    ---------   --------   ---------
Net income................................................ $   279.1    $    62.5   $   18.0   $   359.6
                                                           =========    =========   ========   =========

Total assets.............................................. $14,377.5    $28,846.0   $1,280.5   $44,504.0
                                                           =========    =========   ========   =========

   The following is a summary of our segments and Corporate and Other activities for the year ended December 31, 2005:

                                                                       Retirement
                                                                       Income and   Corporate
(Amounts in millions)                                      Protection Institutional and Other Consolidated
---------------------                                      ---------- ------------- --------- ------------
Premiums..................................................  $  778.6     $333.8       $  --     $1,112.4
Net investment income.....................................     442.1      493.8        82.7      1,018.6
Net investment gains (losses).............................        --         --        (9.7)        (9.7)
Policy fees and other income..............................     303.4       58.9          --        362.3
                                                            --------     ------       -----     --------
   Total revenues.........................................   1,524.1      886.5        73.0      2,483.6
                                                            --------     ------       -----     --------
Benefits and other changes in policy reserves.............     654.7      490.4          --      1,145.1
Interest credited.........................................     216.4      239.6          --        456.0
Acquisition and operating expenses, net of deferrals......     137.5       62.2        38.2        237.9
Amortization of deferred acquisition costs and intangibles     147.4       30.0          --        177.4
Interest expense..........................................      48.4         --         0.3         48.7
                                                            --------     ------       -----     --------
   Total benefits and expenses............................   1,204.4      822.2        38.5      2,065.1
                                                            --------     ------       -----     --------
Income before income taxes................................     319.7       64.3        34.5        418.5
Provision for income taxes................................     132.9        7.1         7.9        147.9
                                                            --------     ------       -----     --------
Net income................................................  $  186.8     $ 57.2       $26.6     $  270.6
                                                            ========     ======       =====     ========

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2007, 2006 and 2005


(21) Quarterly Financial Data (unaudited)

   Our unaudited summarized quarterly results of operations for the years ended December 31 were as follows:

                       First Quarter Second Quarter Third Quarter Fourth Quarter
                       ------------- -------------  ------------- -------------
 (Amounts in millions)  2007   2006   2007    2006   2007   2006   2007    2006
 --------------------- ------ ------ ------  ------ ------ ------ ------  ------
 Net investment income $285.3 $256.4 $287.2  $280.0 $322.5 $274.1 $294.9  $306.4
                       ====== ====== ======  ====== ====== ====== ======  ======
 Total revenues....... $657.5 $632.3 $647.7  $648.2 $700.4 $645.2 $647.7  $709.4
                       ====== ====== ======  ====== ====== ====== ======  ======
 Net income........... $ 93.5 $ 83.6 $ 76.5  $ 86.0 $114.4 $ 92.0 $ 39.3  $ 98.0
                       ====== ====== ======  ====== ====== ====== ======  ======

            Report of Independent Registered Public Accounting Firm

The Board of Directors
Genworth Life and Annuity Insurance Company:

   Under date of February 28, 2008, we reported on the consolidated balance sheets of Genworth Life and Annuity Insurance Company and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, which are included herein. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules included herein. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

   In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Richmond, Virginia
February 28, 2008

                                  Schedule I

                  GENWORTH LIFE AND ANNUITY INSURANCE COMPANY

       Summary of investments--other than investments in related parties
                             (Amounts in millions)

   As of December 31, 2007, the amortized cost or cost, estimated fair value and carrying value of our invested assets were as follows:

                                                      Amortized
                                                       cost or  Estimated  Carrying
Type of Investment                                      cost    fair value  value
------------------                                    --------- ---------- ---------
Fixed maturity securities:
   Bonds:
       U.S. government, agencies and authorities..... $   189.3 $   207.2  $   207.2
       Government--non U.S...........................     293.0     319.7      319.7
       Public utilities..............................     861.9     858.7      858.7
       All other corporate bonds.....................  14,401.2  13,851.7   13,851.7
                                                      --------- ---------  ---------
          Total fixed maturity securities............  15,745.4  15,237.3   15,237.3
Equity securities....................................      60.5      64.0       64.0
Commercial mortgage loans............................   2,968.1     xxxxx    2,968.1
Policy loans.........................................     466.8     xxxxx      466.8
Other invested assets/(1)/...........................     989.8     xxxxx    1,091.0
                                                      --------- ---------  ---------
          Total investments.......................... $20,230.6     xxxxx  $19,827.2
                                                      ========= =========  =========

--------
/(1)/The amount shown in the consolidated balance sheets for other invested assets differs from amortized cost or cost presented, as other invested assets includes certain assets with a carrying amount that differs from amortized cost or cost.


   See Accompanying Report of Independent Registered Public Accounting Firm

                                 Schedule III

                  GENWORTH LIFE AND ANNUITY INSURANCE COMPANY

                      Supplemental Insurance Information
                             (Amounts in millions)

                                         Deferred                 Policyholder   Liabilities
                                        Acquisition Future Policy   Account    for Policy and  Unearned
Segment                                    Costs      Benefits      Balances   Contract Claims Premiums
-------                                 ----------- ------------- ------------ --------------- --------
December 31, 2007:
   Protection..........................  $2,429.1     $ 2,206.1    $ 4,815.6       $249.3       $21.4
   Retirement Income and Institutional.     533.1       7,603.3      9,146.7         13.8          --
                                         --------     ---------    ---------       ------       -----
       Total...........................  $2,962.2     $ 9,809.4    $13,962.3       $263.1       $21.4
                                         ========     =========    =========       ======       =====
December 31, 2006:
   Protection..........................  $2,272.1     $ 2,073.3    $ 4,880.4       $265.0       $24.1
   Retirement Income and Institutional.     387.9       7,960.3      9,559.4         14.3          --
                                         --------     ---------    ---------       ------       -----
       Total...........................  $2,660.0     $10,033.6    $14,439.8       $279.3       $24.1
                                         ========     =========    =========       ======       =====

                                                  Interest                   Amortization
                                                Credited and    Acquisition  of Deferred
                                      Net       Benefits and   and Operating Acquisition
                          Premium  Investment Other Changes in Expenses, Net  Costs and   Premiums
Segment                   Revenue    Income   Policy Reserves  of Deferrals  Intangibles  Written
-------                   -------- ---------- ---------------- ------------- ------------ --------
December 31, 2007:
   Protection............ $  891.9  $  609.3      $  998.0        $145.6        $106.8    $  869.2
   Retirement Income and
     Institutional.......    171.3     570.6         648.7          79.5          44.6       171.2
   Corporate and Other...       --      10.0            --          19.1            --          --
                          --------  --------      --------        ------        ------    --------
       Total............. $1,063.2  $1,189.9      $1,646.7        $244.2        $151.4    $1,040.4
                          ========  ========      ========        ======        ======    ========
December 31, 2006:
   Protection............ $  875.4  $  537.8      $  904.2        $151.7        $ 80.7    $  840.1
   Retirement Income and
     Institutional.......    256.9     521.0         694.4          66.8          31.3       256.9
   Corporate and Other...       --      58.1            --          24.0            --          --
                          --------  --------      --------        ------        ------    --------
       Total............. $1,132.3  $1,116.9      $1,598.6        $242.5        $112.0    $1,097.0
                          ========  ========      ========        ======        ======    ========
December 31, 2005:
   Protection............ $  778.6  $  442.1      $  871.1        $137.5        $147.4    $  748.1
   Retirement Income and
     Institutional.......    333.8     493.8         730.0          62.2          30.0       334.2
   Corporate and Other...       --      82.7            --          38.2            --          --
                          --------  --------      --------        ------        ------    --------
       Total............. $1,112.4  $1,018.6      $1,601.1        $237.9        $177.4    $1,082.3
                          ========  ========      ========        ======        ======    ========

   See Accompanying Report of Independent Registered Public Accounting Firm

                                    PART C

                               OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

   (a) Financial Statements

   All required financial statements are included in Part B of this Registration Statement.

   (b) Exhibits


 (1)(a)       Resolution of Board of Directors of Genworth Life and Annuity
              Insurance Company authorizing the establishment of Genworth Life &
              Annuity VA Separate Account 4. Previously filed on March 7, 2008, with the Initial Registration Statement on Form N-4 for Genworth Life
              & Annuity VA Separate Account 4, Registration No. 333-149595.

 (2)          Not Applicable.

 (3)(a)       Underwriting Agreement between Genworth Life and Annuity Insurance
              Company and Capital Brokerage Corporation. Previously filed on
              September 13, 2002 with Post-Effective Amendment No. 4 to Form N-4 for Genworth Life & Annuity VA Separate Account 1, Registration
              No. 333-47732.

 (3)(b)       Dealer Sales Agreement. Previously filed on September 13, 2002 with
              Post-Effective Amendment No. 4 to Form N-4 for Genworth Life &
              Annuity VA Separate Account 1, Registration No. 333-47732.

 (4)(a)(i)    Form of contract. Previously filed on May 25, 2006 with the Initial
              Registration Statement on Form N-4 for Genworth Life & Annuity VA
              Separate Account 2, Registration No. 333-134457.

 (4)(a)(ii)   [Reserved.]

 (4)(a)(iii) Surrender Charge Endorsement. Previously filed on May 25, 2006 with the Initial Registration Statement on Form N-4 for Genworth Life &
              Annuity VA Separate Account 2, Registration No. 333-134457.

 (4)(a)(iv)   Waiver of Surrender Charge Endorsement. Previously filed on May 25,
              2006 with the Initial Registration Statement on Form N-4 for Genworth
              Life & Annuity VA Separate Account 2, Registration No. 333-134457.

 (4)(a)(v)    Optional Death Proceeds Endorsement. Previously filed on May 25, 2006 with the Initial Registration Statement on Form N-4 for Genworth Life
              & Annuity VA Separate Account 2, Registration No. 333-134457.

 (4)(a)(vi) IRA Endorsement P5364 8/07. Previously filed on November 27, 2007, with Post-Effective Amendment No. 7 to form N-4 for Genworth Life &
              Annuity VA Separate Account 2, Registration No. 333-134457.

 (4)(a)(vii)  Roth IRA Endorsement P5365 8/07. Previously filed on November 27,
              2007, with Post-Effective Amendment No. 7 to form N-4 for Genworth
              Life & Annuity VA Separate Account 2, Registration No. 333-134457.

 (4)(a)(viii) Payment Choice Endorsement P5357 06/07. Previously filed on March 7,
              2008, with the Initial Registration Statement on Form N-4 for
              Genworth Life & Annuity VA Separate Account 4, Registration No.
              333-149595.

 (4)(a)(ix)   Death Benefit Endorsement P5360 07/07. Previously filed on March 7,
              2008, with the Initial Registration Statement on Form N-4 for
              Genworth Life & Annuity VA Separate Account 4, Registration No.
              333-149595.

 (4)(a)(x)    Annuitant Endorsement P5377 09/07. Previously filed on March 7, 2008, with the Initial Registration Statement on Form N-4 for Genworth Life
              & Annuity VA Separate Account 4, Registration No. 333-149595.

 (4)(b)(i)(a) Guaranteed Minimum Withdrawal Benefit for Life Rider. Previously
              filed on November 27, 2007, with Post-Effective Amendment No. 7 to form N-4 for Genworth Life & Annuity VA Separate Account 2,
              Registration No. 333-134457.

 (4)(c)(i)(a) Annual Step-Up Death Benefit Rider P5222 1/06. Previously filed on
              May 25, 2006 with the Initial Registration Statement on Form N-4 for
              Genworth Life & Annuity VA Separate Account 2, Registration
              No. 333-134457.

 (5)          Form of Application. Previously filed on July 26, 2006 with
              Pre-Effective Amendment No. 1 to Form N-4 for Genworth Life & Annuity
              VA Separate Account 2, Registration No. 333-134457.

 (6)(a)       Amended and Restated Articles of Incorporation of Genworth Life and
              Annuity Insurance Company. Previously filed on January 3, 2006 with
              Post-Effective Amendment No. 24 to Form N-4 for Genworth Life &
              Annuity VA Separate Account 1, Registration No. 333-31172.

 (6)(b)       By-Laws of Genworth Life and Annuity Insurance Company. Previously
              filed on January 3, 2006 with Post-Effective Amendment No. 24 to Form
              N-4 for Genworth Life & Annuity VA Separate Account 1, Registration
              No. 333-31172.

 (7)          Not Applicable.

 (8)(a)       Form of Participation Agreement between Genworth Life and Annuity
              Insurance Company and Invesco AIM Distributors, Inc. Filed herewith.

 (8)(b)       Form of Participation Agreement between Genworth Life and Annuity
              Insurance Company, AllianceBernstein Investor Services, Inc. and
              AllianceBernstein Investments, Inc. Filed herewith as part of Exhibit
              8(a).

 (8)(c)       Form of Participation Agreement between Genworth Life and Annuity
              Insurance Company, Allianz Global Investors Fund Management LLC and
              Allianz Global Investors Distributors LLC. Filed herewith as part of
              Exhibit 8(a).

 (8)(d)       Form of Participation Agreement between Genworth Life and Annuity
              Insurance Company, American Century Investment Services, Inc. and
              American Century Services, LLC. Filed herewith as part of Exhibit
              8(a).

 (8)(e)       Form of Participation Agreement between Genworth Life and Annuity
              Insurance Company, BlackRock Advisors, LLC and BlackRock
              Distributors, Inc. Filed herewith as part of Exhibit 8(a).

 (8)(f)       Form of Participation Agreement between Genworth Life and Annuity
              Insurance Company, Calamos Financial Services LLC and Calamos
              Advisors LLC. Filed herewith as part of Exhibit 8(a).

 (8)(g)       Form of Participation Agreement between Genworth Life and Annuity
              Insurance Company and Cohen & Steers Capital Management, Inc. Filed herewith as part of Exhibit 8(a).

 (8)(h)       Form of Participation Agreement between Genworth Life and Annuity
              Insurance Company, Capital Brokerage Corporation and Columbia
              Management Distributors, Inc. Filed herewith as part of Exhibit 8(a).

 (8)(i)       Form of Participation Agreement between Genworth Life and Annuity
              Insurance Company, Davis New York Venture Fund and Davis Selected
              Advisers, L.P. Filed herewith as part of Exhibit 8(a).

 (8)(j)       Form of Participation Agreement between Genworth Life and Annuity
              Insurance Company and Eaton Vance Distributors, Inc. Filed herewith as part of Exhibit 8(a).

 (8)(k)       Form of Participation Agreement between Genworth Life and Annuity
              Insurance Company and Evergreen Investment Services, Inc. Filed herewith as part of Exhibit 8(a).

 (8)(l) Form of Participation Agreement between Genworth Life and Annuity
        Insurance Company and Federated Securities Corp. Filed herewith as part of Exhibit 8(a).

 (8)(m) Form of Participation Agreement between Genworth Life and Annuity
        Insurance Company and Fidelity Distributors Corporation. Filed herewith as part of Exhibit 8(a).

 (8)(n) Form of Participation Agreement between Genworth Life and Annuity
        Insurance Company and Franklin Templeton Distributors, Inc. Filed herewith as part of Exhibit 8(a).

 (8)(o) Form of Participation Agreement between Genworth Life and Annuity
        Insurance Company, GE Funds and GE Investment Distributors, Inc.
        Filed herewith as part of Exhibit 8(a).

 (8)(p) Form of Participation Agreement between Genworth Life and Annuity
        Insurance Company, Janus Distributors LLC and Janus Services LLC.
        Filed herewith as part of Exhibit 8(a).

 (8)(q) Form of Participation Agreement between Genworth Life and Annuity
        Insurance Company, JPMorgan Advisors Inc. and JPMorgan Funds
        Management, Inc. Filed herewith as part of Exhibit 8(a).

 (8)(r) Form of Participation Agreement between Genworth Life and Annuity
        Insurance Company, Capital Brokerage Corporation and Legg Mason
        Investor Services, LLC. Filed herewith as part of Exhibit 8(a).

 (8)(s) Form of Participation Agreement between Genworth Life and Annuity
        Insurance Company and Lord Abbett Distributor LLC. Filed herewith as part of Exhibit 8(a).

 (8)(t) Form of Participation Agreement between Genworth Life and Annuity
        Insurance Company, OppenheimerFunds Distributor Inc. and
        OppenheimerFunds Inc. Filed herewith as part of Exhibit 8(a).

 (8)(u) Form of Participation Agreement between Genworth Life and Annuity
        Insurance Company, Prudential Investments LLC and Prudential Mutual
        Fund Services LLC. Filed herewith as part of Exhibit 8(a).

 (8)(v) Form of Participation Agreement between Genworth Life and Annuity
        Insurance Company, Putnam Retail Management Limited Partnership and
        Putnam Fiduciary Trust Company. Filed herewith as part of Exhibit
        8(a).

 (8)(w) Form of Participation Agreement between Genworth Life and Annuity
        Insurance Company, T. Rowe Price Investment Services, Inc. and T.
        Rowe Price Services, Inc. Filed herewith as part of Exhibit 8(a).

 (8)(x) Form of Participation Agreement between Genworth Life and Annuity
        Insurance Company and Thornburg Investment Management, Inc. Filed herewith as part of Exhibit 8(a).

 (8)(y) Form of Participation Agreement between Genworth Life and Annuity
        Insurance Company, Van Kampen Comstock Fund, Van Kampen Funds Inc.
        and Van Kampen Asset Management. Filed herewith as part of Exhibit
        8(a).

 (9) Opinion and Consent of Heather C. Harker, Counsel for Genworth Life and Annuity Insurance Company. Filed herewith.

 (10) Consent of Independent Registered Public Accounting Firm. Filed herewith.

 (11)   Not Applicable.

 (12)   Not Applicable.

 (13)   Power of Attorney. Filed herewith.


Item 25.  Directors and Officers of the Depositor

Pamela S. Schutz         Chairperson of the Board, President and Chief Executive
                         Officer

Paul A. Haley            Director, Senior Vice President and Chief Actuary

William C. Goings, II(4) Director and Senior Vice President

Leon E. Roday(2)     Director and Senior Vice President

Geoffrey S. Stiff    Director and Senior Vice President

Victor C. Moses(2)   Director and Vice President

John G. Apostle, II  Senior Vice President and Chief Compliance Officer

Thomas E. Duffy      Senior Vice President, General Counsel and Secretary

Dennis R. Vigneau    Senior Vice President and Chief Financial Officer

Mark W. Griffin(3)   Senior Vice President and Chief Investment Officer

Christopher J. Grady Senior Vice President

James H. Reinhart    Senior Vice President

James D. Atkins      Senior Vice President

Patrick B. Kelleher  Senior Vice President

Thomas M. Stinson    Senior Vice President

Heather C. Harker    Vice President and Associate General Counsel

Jac J. Amerell       Vice President and Controller

Gary T. Prizzia(1)   Treasurer

Matthew P. Sharpe    Vice President

   The principal business address for those listed above is Genworth Life and Annuity Insurance Company, 6610 W. Broad Street, Richmond, VA 23230 unless otherwise noted.

   (1) The principal business address is Genworth Financial, Inc., 6604 W. Broad Street, Richmond, Virginia 23230.

   (2) The principal business address is Genworth Financial, Inc., 6620 W. Broad Street, Richmond, Virginia 23230.

   (3) The principal business address is Genworth Financial, Inc., 3001 Summer Street, Stamford, Connecticut 06905.

   (4) The principal business address is Genworth Financial, Inc., 700 Main Street, Lynchburg, Virginia 24504.

Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant

 LOGO

Item 27.  Number of Contract Owners

   Not applicable.

Item 28.  Indemnification

   Sections 13.1-876 and 13.1-881 of the Code of Virginia, in brief, allow a corporation to indemnify any person made party to a proceeding because such person is or was a director, officer, employee, or agent of the corporation, against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he believed that (a) in the case of conduct in his official capacity with the corporation, his conduct was in its best interests; and
(b) in all other cases, his conduct was at least not opposed to the corporation's best interests and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director, officer, employee, or agent of the corporation did not meet the standard of conduct described. A corporation may not indemnify a director, officer, employee, or agent of the corporation in connection with a proceeding by or in the right of the corporation, in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person, whether or not involving action in his official capacity, in which such person was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under these sections of the Code of Virginia in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

   Genworth Life and Annuity Insurance Company's Articles of Incorporation provide that Genworth Life and Annuity Insurance Company shall, and may through insurance coverage, indemnify any directors or officers who are a party to any proceeding by reason of the fact that he or she was or is a director or officer of Genworth Life and Annuity Insurance Company against any liability incurred by him or her in connection with such proceeding, unless he or she engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law. Such indemnification covers all judgments, settlements, penalties, fines and reasonable expenses incurred with respect to such proceeding. If the person involved is not a director or officer of Genworth Life and Annuity Insurance Company, the board of directors may cause Genworth Life and Annuity Insurance Company to indemnify, or contract to indemnify, to the same extent allowed for its directors and officers, such person who was, is or may become a party to any proceeding, by reason of the fact that he or she is or was an employee or agent of Genworth Life and Annuity Insurance Company, or is or was serving at the request of Genworth Life and Annuity Insurance Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the depositor pursuant to the foregoing provisions, or otherwise, the depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    *  *  *

Item 29.  Principal Underwriter


   (a) Capital Brokerage Corporation is the principal underwriter of the contracts as defined in the Investment Company Act of 1940, and is also the principal underwriter for flexible premium variable annuity and variable life insurance policies issued through Genworth Life & Annuity VL Separate Account 1, Genworth Life & Annuity VA Separate Account 1, Genworth Life & Annuity VA Separate Account 2, Genworth Life & Annuity VA Separate Account 3, Genworth Life & Annuity VA Separate Account 4 and Genworth Life and Annuity Insurance Company.


   (b)


         Name                   Address            Positions and Offices with Underwriter
         ----                   -------            --------------------------------------
Christopher J. Grady... 6610 W. Broad St.        Director, President and Chief Executive
                        Richmond, VA 23230       Officer
Geoffrey S. Stiff...... 6610 W. Broad St.        Director and Senior Vice President
                        Richmond, VA 23230
John G. Apostle, II.... 6620 W. Broad St.        Director
                        Richmond, VA 23230
Patrick B. Kelleher.... 6610 W. Broad St.        Senior Vice President
                        Richmond, VA 23230
Victor C. Moses........ 601 Union Street,        Senior Vice President
                        Suite 2200
                        Seattle, WA 98101
Edward J. Wiles, Jr.... 3001 Summer St.,         Senior Vice President
                        2nd Floor
                        Stamford, CT 06905
Scott E. Wolfe......... 6620 W. Broad Street     Senior Vice President and Chief Compliance
                        Richmond, VA 23230       Officer
Dennis R. Vigneau...... 6610 W. Broad Street     Chief Financial Officer
                        Richmond, Virginia 23230

         Name                 Address        Positions and Offices with Underwriter
         ----                 -------        --------------------------------------
James H. Reinhart...... 6610 W. Broad St.       Vice President
                        Richmond, VA 23230
Michele L. Trampe...... 6610 W. Broad St.       Vice President and Controller
                        Richmond, VA 23230
Gary T. Prizzia........ 6620 W. Broad Street    Treasurer
                        Richmond, VA 23230
Gabor Molnar........... 6610 W. Broad St.       Financial & Operations Principal
                        Richmond, VA 23230


   (c)


                                    (2)
             (1)              Net Underwriting      (3)           (4)
           Name of             Discounts and   Compensation    Brokerage      (5)
    Principal Underwriter       Commissions    on Redemption  Commissions Compensation
    ---------------------     ---------------- -------------  ----------- ------------
Capital Brokerage Corporation  Not Applicable  Not Applicable    11.0%         $0


Item 30.  Location of Accounts and Records

   All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules under it are maintained by Genworth Life and Annuity Insurance Company at 6610 West Broad Street, Richmond, Virginia 23230.

Item 31.  Management Services

   Not Applicable.

Item 32.  Undertakings

   (a) Registrant undertakes that it will file a post-effective amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

   (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Genworth Life and Annuity Insurance Company at the address or phone number listed in the Prospectus.

  STATEMENT PURSUANT TO SECTION 26(f) OF THE INVESTMENT COMPANY ACT OF 1940.

   Genworth Life and Annuity Insurance Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Genworth Life and Annuity Insurance Company.

  STATEMENT PURSUANT TO RULE 6C-7 OF THE INVESTMENT COMPANY ACT OF 1940

   Genworth Life and Annuity Insurance Company offers and will offer contracts to participants in the Texas Optional Retirement Program. In connection therewith, Genworth Life and Annuity Insurance Company and the Genworth Life & Annuity VA Separate Account 2 rely on 17 C.F.R. Section 270.6c-7 and represent that the provisions of paragraphs (a)-(d) of the Rule have been or will be complied with.

  SECTION 403(B) OF THE INTERNAL REVENUE REPRESENTATIONS

   Genworth Life and Annuity Insurance Company represents that in connection with its offering of contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, as amended, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

                                  SIGNATURES


   As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the County of Henrico, and Commonwealth of Virginia, on the 23rd day of May, 2008.


                                    GENWORTH LIFE & ANNUITY VA SEPARATE
                                      ACCOUNT 4
                                    (Registrant)

                                    By:         /s/  MATTHEW P. SHARPE
                                        -----------------------------------
                                                   Matthew P. Sharpe
                                                    Vice President

                                    GENWORTH LIFE AND ANNUITY INSURANCE COMPANY
                                    (Depositor)

                                    By:         /s/  MATTHEW P. SHARPE
                                        -----------------------------------
                                                   Matthew P. Sharpe
                                                    Vice President

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                Name                             Title                      Date
 -              ----                             -----                      ----

       /s/  PAMELA S. SCHUTZ*    Chairperson of the Board, President    May 23, 2008
     ---------------------------   and Chief Executive Officer
          Pamela S. Schutz

     /s/  WILLIAM C. GOINGS, II* Director and Senior Vice President     May 23, 2008
     ---------------------------
        William C. Goings, II

         /s/  PAUL A. HALEY*     Director, Senior Vice President and    May 23, 2008
     ---------------------------   Chief Actuary
            Paul A. Haley

        /s/  VICTOR C. MOSES*    Director and Vice President            May 23, 2008
     ---------------------------
           Victor C. Moses

         /s/  LEON E. RODAY*     Director and Senior Vice President     May 23, 2008
     ---------------------------
            Leon E. Roday

       /s/  GEOFFREY S. STIFF*   Director and Senior Vice President     May 23, 2008
     ---------------------------
          Geoffrey S. Stiff

       /s/  DENNIS R. VIGNEAU*   Senior Vice President and Chief        May 23, 2008
     ---------------------------   Financial Officer
          Dennis R. Vigneau

        /s/  JAC J. AMERELL*     Vice President and Controller          May 23, 2008
     ---------------------------
           Jac J. Amerell

*By:   /s/  MATTHEW P. SHARPE    Pursuant to Power of   Attorney        May 23, 2008
     --------------------------- executed on   March 31, 2008.
          Matthew P. Sharpe